



By Air Mail

14 June 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

Ladies And Gentlemen

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

1. Compass Group PLC Chairman's AGM statement (February 14, 2005).
2. Compass Group PLC rated seventh Best Company to work for in the UK (March 21, 2005).
3. Compass Group PLC trading update (March 31, 2005).
4. Compass Group PLC Board update relating to Sir Francis Mackay (May 9, 2005).
5. Compass Group PLC interim unaudited results for the six months ended 31 March 2005 (May 18, 2005).

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its affiliates (January 28, 2005).
2. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its affiliates (January 31, 2005).

Compass Group PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956

great people
great service
great results



3. Compass Group PLC – Chairman's AGM statement (February 14, 2005).

4. Notification from Compass Group PLC confirming that copies of resolutions relating to special business passed at the AGM are available at the Document Viewing Facility of the UKLA (February 15, 2005).

5. Notification from Compass Group PLC relating to interests in its shares held by (Executive Director) Andrew Lynch (March 1, 2005).

6. Notification from Compass Group PLC relating to interests in its shares held by (Executive Director) Clive Grundy (March 1, 2005).

7. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its affiliates (March 2, 2005).

8. Notification from ITV plc relating to the acquisition by certain directors of ITV plc, under the terms of a dividend reinvestment plan, of shares in ITV plc purchased with the proceeds of Compass Group's final dividend paid on March 14, 2005 - (March 24, 2005).

9. Compass Group PLC – Trading update (March 31, 2005).

10. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its affiliates (April 5, 2005).

11. Compass Group PLC – Block-listing Executive Share Option Plan six monthly review (April 5, 2005).

12. Compass Group PLC – Block-listing Savings-Related Share Option Scheme six monthly review (April 5, 2005).

13. Compass Group PLC – Block-listing Executive Share Option Plan six monthly review (April 5, 2005).

14. Compass Group PLC – Block-listing Management Share Option Plan six monthly review (April 5, 2005).

15. Notification from Compass Group PLC relating to major interests in its shares held by Barclays Bank PLC (April 11, 2005).

16. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its affiliates (April 12, 2005).

17. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its affiliates (April 15, 2005).



18. Notification from Compass Group PLC relating to major interests in its shares held by Barclays Bank PLC (April 20, 2005).

19. Notification from Compass Group PLC relating to major interests in its shares held by Barclays Bank PLC (April 21, 2005).

20. Notification from Compass Group PLC relating to major interests in its shares held by Barclays Bank PLC (April 22, 2005).

21. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its affiliates (April 28, 2005).

22. Notification from Compass Group PLC – Board update - Sir Francis Mackay's intention to step down as Chairman by the AGM in February 2006 (May 9, 2005).

23. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its affiliates (May 11, 2005).

24. Compass Group PLC – Interim Unaudited Results for the six months ended 31 March 2005 (May 18, 2005).

25. Notification from Compass Group PLC relating to major interests in its shares held by Legal & General Group PLC and its subsidiaries (June 1, 2005).

26. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its affiliates (June 1, 2005).

27. Notification from Compass Group PLC relating to major interests in its shares held by Lloyds TSB Group PLC and its subsidiaries (June 3, 2005).

28. Notification from Compass Group PLC - Interim Report 2005 is now available for inspection at the Document Viewing Facility of the UKLA (June 13, 2005).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Compass Group PLC – Interim Unaudited Results for the six months ended 31 March 2005 (May 18, 2005).

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 288b Resignation of Denis Cassidy as a director of Compass Group PLC (February 14, 2005).

great people
great service
great results



2. Companies Form No. 122 Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares of Compass Group PLC (February 14, 2005).

3. Compass Group PLC - Copy of Relevant Resolutions passed at the Company's AGM 2005 (February 14, 2005).

4. Compass Group PLC – New Articles of Association adopted at the Company's AGM 2005 together with Memorandum of Association amended to reflect reduction in the Company's authorised share capital (February 15, 2005).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 573159.

Yours sincerely

Andrew V Derham
Deputy Company Secretary

Enclosures

I NEWS RELEASES

1. Compass Group PLC Chairman's AGM statement (February 14, 2005).
2. Compass Group PLC rated seventh Best Company to work for in the UK (March 21, 2005).
3. Compass Group PLC trading update (March 31, 2005).
4. Compass Group PLC Board update relating to Sir Francis Mackay (May 9, 2005).
5. Compass Group PLC interim unaudited results for the six months ended 31 March 2005 (May 18, 2005).



14th February 2005

Compass Group PLC
Chairman's AGM Statement

Compass Group holds its AGM today at the Queen Elizabeth II Centre, London at 11.00am. At this meeting Sir Francis Mackay, Chairman of Compass Group PLC, will provide shareholders with the following update:

Current Trading and Outlook

In the first four months of 2005, turnover growth has remained strong in North America and has developed in line with our expectations in the UK. The picture in Continental Europe and Rest of World division remains mixed. The Middle East, Asia/Australasia and Latin America continue to perform well, while Northern Europe and in particular, France, Germany and the Netherlands are very challenging. For the Group as a whole, we continue to expect that we will deliver at least 6% like-for-like turnover growth in the current year.

The trends in turnover growth in the first four months of the financial year 2005 are broadly similar to those experienced in the second half of 2004. New business wins have been driven by the continued outsourcing of foodservice in the Healthcare, Education and Defence, Offshore and Remote Site sectors, although as we expected, the rate of growth in the Defence, Offshore and Remote Site sector has slowed. Today we are announcing a number of important contract wins, the details of which can be found in Appendix 1.

Since the start of the new financial year, our focus has been on putting the necessary actions in place to deliver strong free cash flow and improving return on capital employed over the medium term. At the interim results in May, we will provide further guidance on our longer-range objectives for the Group. Our guidance for free cash flow in 2005 remains unchanged at £350m to £370m on a constant currency basis. We have included a list of the key profit and loss translation rates for the year ending 30th September 2004 in Appendix 2.

Non Executive Directors

With effect from today, and after eleven years with the Group, Mr Denis Cassidy will retire from the board as non-executive director. We would like to take this opportunity to thank him for his invaluable contribution to the development of the Group and wish him well in his retirement.

2005 Calendar

In advance of announcing the interim results on 18 May 2005, the Group will provide its customary pre-close trading update at 7:00 a.m. on Thursday 31 March 2005.

ENDS

Enquiries:

Sarah Ellis	Compass Group PLC	01932 573 000
Simon Sporborg / Pamela Small	Brunswick	020 7404 5959

Note to Editors

Compass Group PLC is the world's leading foodservice company providing food, vending and related services to clients and customers in the workplace, at school and colleges, hospitals, on the move, at leisure and in defence, offshore and remote locations. Compass Group has annual revenues of £12 billion and employs 400,000 people in over 90 countries.

Appendix 1

Today, we are announcing a number of significant contract wins and renewals across the business. In North America, University Place at Indiana University-Purdue University Indianapolis (IN) awarded Flik Conference Center Management a new ten-year contract with annual turnover of £8.6 million. Norfolk State University (VA) awarded Thompson Hospitality a new five-year contract with annual turnover of £3.0 million.

In the UK, West Hertfordshire Hospitals NHS Trust renewed its contract with Medirest for a further five years with annual turnover of £8.6 million. Medirest was also awarded a new five-year contract with Homerton University Hospital NHS Foundation Trust with annual turnover of £4.0 million.

In Continental Europe and Rest of World, Statoil renewed its contract with ESS Offshore for a further five years with annual turnover of £11.5 million (Statfjord A, B & C platforms, North Sea). In France, Bouygues Arc de Seine awarded Eurest a new three-year contract with annual turnover of £1.7 million and in Japan, Japan Post awarded Seiyo Food Systems a new three-year contract with annual turnover of £18.3 million.

Appendix 2

Key profit and loss translation rates for the year ending 30th September 2004

1 pound sterling – US $1.79
1 pound sterling – Euro €1.47

Approximate translation rate effect of a movement in these key exchange rates

For every 5-cent movement in the US$ (from the 2004 profit and loss exchange rate of $1.79), the approximate translation effect on North America 2004 turnover and operating profit[1] would be £89 million and £6 million respectively. The approximate translation effect on Continental Europe and Rest of World 2004 turnover and operating profit[1] would be £8 million and £2 million respectively.

For every 5-cent movement in the Euro (from the 2004 profit and loss exchange rate of €1.47), the approximate translation effect on Continental Europe and Rest of World 2004 turnover and operating profit[1] would be £93 million and £5 million respectively.

Note: 1. Before goodwill amortisation.

82-5161


COMPASS
GROUP

Compass rated as seventh Best Company to work for in the UK


THE SUNDAY TIMES
BEST BIG COMPANIES TO WORK FOR

Compass Group in the UK has been placed seventh in the "Best Big Companies to work for" survey conducted by The Sunday Times newspaper.

In two areas Compass received the highest scores in the survey. Our people said that their managers cared about their job satisfaction and that they are recognised for doing a good job. Two other top scores were for managers being excellent role models and for being able to talk openly and honestly with "their boss".

Compass's commitment to training and development was recognised, with nearly three-quarters of our people saying that they get support to develop new skills. Also highlighted were the companies "Be-a-Star" recognition programme and the "Great Ideas" scheme, which encourages front-line employees to contribute their ideas on how to improve the business.

The Sunday Times survey is a widely recognised business award and is the benchmark for employee satisfaction in the UK.


Edith
Supervisor
Quadrant
London UK
great people
great service
great results





 | Compass Group PLC +44 (0) 1932 573 000 | Legal Notice



Compass Group PLC Trading Update

31 March 2005

Compass Group PLC will issue its interim results for the six months ended 31 March 2005 on 18 May 2005. Prior to its close period, the Company today issues the following scheduled trading update.

TRADING

Group

In the first six months of 2005 and for the full year 2005, like-for-like turnover growth for the Group is expected to be at least 6%, with continuing strong performance in North America. Turnover growth has been driven by new business wins and a continued high level of contract retention.

UK

In the first six months and for the full year 2005, like-for-like turnover in the UK is expected to be in line with our expectations, with solid growth in both the Contract and Concession businesses.

We have recently commenced a programme of rationalising some of our back office functions and have taken the decision to invest additional resource into our operational and front line management teams. Both of these initiatives are intended to underpin future profitable growth. Accordingly, there will be an additional cost of approximately £5 million in the first six months and approximately £9 million in the full year 2005.

Continental Europe & Rest of World

As reported in our AGM statement, the picture in Continental Europe & Rest of World Division remains mixed. Asia, Australasia, Latin America and Spain continue to perform well, while Northern Europe and in particular France, Germany and the Netherlands remain very challenging.

Over the last few weeks, we have seen a shift in the volume and mix of our Middle East business as some of our military contracts have been replaced by peacekeeping activity, which is at a lower margin. Our current expectation is that profit in the first six months will be approximately £4 million lower than anticipated and approximately £15 million lower in the full year 2005. The evolving nature of this part of the business makes it slightly more difficult to forecast definitively.

North America

North America continues to perform well. In the full year 2005, profit is expected to be in line with our previous expectations, but slightly weighted towards the first six months of the year, reflecting the flow-through effect of significant purchasing benefits that were realised in the second half of 2004.

Cash Flow
An increased emphasis on the management of cash within the business means that our guidance for the full year 2005 remains unchanged at £350 million to £370 million on a constant currency basis (included in Appendix 2 is a list of the key profit and loss translation rates for the year ending 30 September 2004). The Group's business profile is such that cash flows are seasonal and free cash flow will be weighted towards the second half, as in previous years.

Michael J. Bailey, Chief Executive, said:

"I see 2005 as an important year for the business. Our focus is firmly on putting the necessary actions in place to deliver strong free cash flow generation and improving return on capital employed over the medium term. Since the start of the financial year we have undertaken a number of initiatives to accelerate the delivery of this, including a recently commenced review of our operational and cost structure."

NOTES

A number of adjustments and reclassifications were made to full year 2004 numbers that will have an impact on the comparison of the six months ended 31 March 2005 with the six months ended 31 March 2004. Appendix 1 provides an outline of the relevant pro-forma adjustments.

Today, the Group is announcing a number of important contract wins, the details of which can be found in Appendix 3.

Compass Group PLC is the world's leading foodservice company providing food, vending and related services to clients and customers in the workplace, at school and colleges, hospitals, on the move, at leisure and in defence, offshore and remote locations. Compass Group has annual revenues of £12 billion and employs 400,000 people in over 90 countries.

Teleconference:
A teleconference for investors and analysts will start at 8.00am (BST) on Thursday, 31 March 2005. To participate in the teleconference call dial: +44 (0) 20 7784 1004, password "Compass Group".

A replay of the call will be available for seven days by dialling +44 (0) 20 7784 1024 or +1 718 354 1112. The passcode for both replay numbers is 4700112#.

Enquiries:
Compass Group PLC
Sarah Ellis
Director of Corporate Strategy and Investor Relations +44 (0)1932 573 000

Brunswick
Simon Sporborg +44 (0)20 7404 5959

Appendix 1

Outline of pro-forma adjustments for the six months ended 31 March 2004

Turnover (£m)	UK	CE&ROW	NA	Fuel	Group
2004 reported	1,292	2,549	1,772	231	5,844
Currency (1)	-	(32)	(19)	-	(51)
Defence transfer (2)	(48)	48	-	-	-
2004 acquisitions (3)	15	54	28	-	97
2004 Pro-forma	**1,259**	**2,619**	**1,781**	**231**	**5,890**

Notes:
(1) Retranslation of 2004 reported numbers from 2004 half year average rates to 2004 full year average rates.
(2) Transfer of defence business, previously managed from the UK, and now managed locally.
(3) Adjustment to include a full six month estimate in respect of acquisitions made in 2004.

Operating Profit (£m)	UK	CE&ROW	NA	Associates	Group
2004 reported (1)	133	128	84	1	346
Currency (2)	-	(2)	(1)	-	(3)
Defence transfer (3)	(11)	11	-	-	-
Trading update (4)	(5)	-	-	-	(5)
Pensions charge (5)	(8)	-	-	-	(8)
Purchasing & cost allocation (6)	(9)	6	3	-	-
Accounting items (7)	(6)	(1)	(3)	-	(10)
2004 Pro-forma	**94**	**142**	**83**	**1**	**320**

Notes:
(1) Based on continuing activities, including fuel and before goodwill amortisation.
(2) Retranslation of 2004 reported numbers from 2004 half year average rates to 2004 full year average rates.
(3) Transfer of defence business, previously managed from the UK, and now managed locally.
(4) Estimated effect that the issues highlighted on 9th September 2004 had on H1 2004.
(5) H1 2005 impact of additional pension costs in the UK, as highlighted on 30th September 2004.
(6) Reallocation between segments of purchasing income and central costs highlighted on 30th November 2004.
(7) H1 2005 impact of the accounting items, as highlighted on 30th November 2004.

Appendix 2

Key profit and loss translation rates for the year ending 30 September 2004

1 pound sterling – US $1.79
1 pound sterling – Euro €1.47

Approximate translation rate effect of a movement in these key exchange rates

For every 5-cent movement in the US$ (from the 2004 profit and loss exchange rate of $1.79), the approximate translation effect on North America 2004 turnover and operating profit[1] would be £89 million and £6 million respectively. The approximate translation effect on Continental Europe & Rest of World 2004 turnover and operating profit[1] would be £8 million and £2 million respectively.

For every 5-cent movement in the Euro (from the 2004 profit and loss exchange rate of €1.47), the approximate translation effect on Continental Europe & Rest of World 2004 turnover and operating profit[1] would be £93 million and £5 million respectively.

Note: 1. Before goodwill amortisation.

Appendix 3

New contract gains and renewals announced today and previously released in the financial year 2004/2005. Please note that contract gains/renewals announced today are indicated with an '*'.

Business & Industry

- * **Sweden – Saab AB Linköping** awarded Eurest a new three-year contract with annual turnover of £1.3 million.
- **France – Bouygues Arc de Seine** awarded Eurest a new three-year contract with annual turnover of £1.7 million.

Healthcare

- * **Norway – Ullevål Patient Hospital** awarded Medirest a new three-year contract with annual turnover of £2.1 million.
- * **USA – Rest Haven Christian Services** (IL) awarded Morrison Management Specialists a new five-year contract with annual turnover of £4.1 million.
- **UK – West Hertfordshire Hospitals NHS Trust** renewed its contract with Medirest for a further five years with annual turnover of £8.6 million.
- **UK – Homerton University Hospital NHS Foundation Trust** awarded Medirest a new five-year contract with annual turnover of £4.0 million.

Education

- * **UK – Durham County Council** renewed its contract with Scolarest for a further two years with annual turnover of £8.6 million.

- * **UK – Millfield School** (Somerset) renewed its contract with Scolarest for a further three years with annual turnover of £2.5 million.
- * **USA – Olivet College** (MI) awarded Chartwell's Higher Education a new ten-year contract with annual turnover of £0.8 million.
- **USA – Norfolk State University** (VA) awarded Thompson Hospitality a new five-year contract with annual turnover of £3.0 million.

Defence, Offshore & Remote Site

- * **UK – Armada project (MoD PFI)** awarded ESS Support Services Worldwide a new five-year contract with annual turnover of £4.0 million.
- **Norway – Statoil** renewed its contract with ESS Offshore for a further five years with annual turnover of £11.6 million, covering Statfjord A, B and C platforms.

Sports & Leisure

- * **Germany – SAP Arena** (Mannheim) awarded Eurest Sports & Food a new two-year contract with annual turnover of £2.7 million.
- * **Japan – Fukuoka Mutual Aid Association** awarded Seiyo Food Systems a new five-year contract with annual turnover of £2.3 million.
- * **Spain – AVE-Renfe** renewed its contract with Railgourmet for a further four years with annual turnover of £24.1 million.
- * **UK – Hatfield House** awarded Leith's a new ten-year contract with annual turnover of £1.0 million.
- **Japan – Japan Post** awarded Seiyo Food Systems a new three-year contract with annual turnover of £18.3 million.
- **USA – University Place at Indiana University-Purdue University Indianapolis** (IN) awarded Flik Conference Center Management a new ten-year contract with annual turnover of £8.5 million.

Vending

- * **USA – Cardone Industries, Inc.** awarded Vendlink a new one-year contract with annual turnover of £0.5 million.


COMPASS
GROUP

Compass Group PLC

Board Update

9 May 2005

Compass Group PLC today announces Sir Francis Mackay's intention to step down from his position as Chairman by the Annual General Meeting in February 2006.

Sir Francis has been Chairman of Compass Group since 1999. Since the start of the year the Board has been discussing an orderly succession process. In line with that plan a formal search for a new Chairman has commenced.

Enquiries:

Compass Group PLC

Sarah Ellis
Director of Corporate Strategy and Investor Relations +44 (0)1932 573 000

Brunswick

Simon Sporborg / Pam Small +44 (0)20 7404 5959

Notes

Compass Group PLC is the world's leading foodservice company providing food, vending and related services to clients and customers in the workplace, at school and colleges, hospitals, on the move, at leisure and in defence, offshore and remote locations. Compass Group has annual revenues of £12 billion and employs 400,000 people in over 90 countries.

PRESS RELEASE
18 May 2005

COMPASS GROUP PLC
INTERIM UNAUDITED RESULTS
FOR THE SIX MONTHS ENDED 31 MARCH 2005

Financial summary **For the six months ended 31 March**	**2005**	**2004**	**Reported movement**	**Constant currency**
Turnover	£6,191m	£5,844m	5.9%	7.8%
Operating profit				
- reported	£192m	£210m	(8.6)%	
- underlying [1]	£328m	£346m		(2.9)%
Operating margin[2]	5.4%	6.1%	(70)bps	
Profit before tax				
- reported	£124m	£145m	(14.5)%	
- underlying[1]	£260m	£282m	(7.8)%	
Basic earnings per share				
- reported	1.9p	2.5p	(24.0)%	
- underlying at constant currency[1]	8.2p	8.5p		(3.5)%
Free cash flow	£81m	£86m	(5.8)%	
Dividend per ordinary share	3.3p	3.1p	6.5%	

Business summary

- Turnover of £6.2 billion, up 6% on a like for like basis[3].
- Underlying operating profit on constant currency basis 2.9% lower.
- Basic earnings per share on an underlying constant currency basis 3.5% lower.
- Interim dividend of 3.3 pence per share, up 6.5%.
- On track to achieve full year cash flow of £350m - £370m at 2004 exchange rates.
- Will achieve at least 6% like for like growth in the full year.
- Agreed sale of 75% stake in Au Bon Pain for $90m.
- Overhead savings over next 18 months of £50m.
- Objective for improvement in ROCE of 100 basis points over the period 2006-2008.
- Objective to generate £1 billion of free cash flow over the period 2006-2008.

(1) Underlying performance is before goodwill amortisation and excludes discontinued activities.
(2) Excludes fuel, associates and goodwill amortisation.
(3) Like for like growth excludes fuel and is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior period at current period exchange rates) and compares the results against 2004.

Outlook

We are encouraged by the first half cash position and remain on track to deliver full year free cash flow in the range of £350 million to £370 million at 2004 reported exchange rates.

For the full year, we would expect turnover and margin to continue the trends seen in the first half, helped in particular by continued good performance in North America and a slight pick up in Continental Europe & rest of the world.

Michael J Bailey – Chief Executive – said:

"I am not happy with our recent performance. We need to respond more rapidly than we have to the changes taking place in our market.

The business review I have initiated has already identified an initial set of actions in terms of operational efficiency, for example on overheads. The review is on-going and we will evaluate all opportunities to extract maximum value from Compass Group.

Our objectives over the medium-term (2006-2008) will be to deliver an improvement of 100 basis points in return on capital employed and to generate free cash flow of £1 billion.

I am totally committed to implementing and driving forward the operating, financial and cultural changes necessary to deliver enhanced value for shareholders".

Appointment of new Chairman

As confirmed on 9 May 2005, Sir Francis Mackay will step down as planned from the Board of Compass Group after 19 years, the last 6 years as Chairman, at the Group's Annual General Meeting in February 2006. The Nominations Committee has begun the search to appoint a new Chairman from outside the Group.

Enquiries:

Compass Group PLC	01932 573000
Michael J Bailey	Chief Executive
Andrew Martin	Finance Director
Sarah Ellis	Director of Corporate Strategy and Investor Relations

Brunswick	020 7404 5959
Simon Sporborg	
Pamela Small	

Website
www.compass-group.com

Presentation and teleconference details are in the attached notes.

OPERATING AND FINANCIAL REVIEW

Compass Group today announces its results for the six months to 31 March 2005. Half year turnover was £6,191 million (2004: £5,844 million) with like for like growth of 6%, in line with expectations. Turnover continues to be driven by new business wins and high levels of contract retention in the Group's primary contract catering business. This growth has been particularly strong in North America, the UK, Australasia and Latin America. Performance in Continental Europe and elsewhere has been mixed and in some areas remains very challenging.

New business was also driven by the continued trend towards outsourcing particularly in Healthcare and Education and high levels of activity in offshore and remote site locations. An update on contract wins and renewals is attached in the appendix to this release.

Business review

The Group has initiated a comprehensive operational and financial review to identify and confirm the opportunities to drive value creation and performance. The initial conclusion of this on-going review is that there are significant opportunities across the Group.

Operational efficiency gains will come from purchasing, overhead reduction and labour productivity including:

- the on-going roll-out of our procurement model which will be a key driver of operational efficiency and the Group's purchasing teams have been tasked to ensure that growth in food cost across the business continues to be contained at well below market levels;
- a range of labour monitoring, scheduling and reporting tools are being introduced across the Group to drive improvements in labour productivity; and
- following a review of the Group's structure set against the backdrop of operating in over 90 countries and "above unit overheads" of circa £1 billion, a programme is now underway to deliver savings of £50 million over the next 18 months. This will be achieved through restructuring and streamlining the organisation to deliver more effective day to day decision making and control.

The opportunity for enhanced revenue generation lies in adopting a more retail focused approach in terms of product management and development, merchandising and, in particular, pricing.

Return on capital employed (ROCE) and free cash flow

The Group is today announcing medium-term (2006-2008) objectives to improve ROCE by 100 basis points and generate free cash flow of £1 billion over the period.

ROCE in 2004 was 6.4% (restated at a 30% tax rate). For the full year 2005, we currently expect a decline in ROCE which is a reflection of the impact of currency and previously announced trading issues. From this start point, our objective is to increase ROCE by 100 basis points by 2008. This assumes a 30% tax rate throughout and ignores the impact of IFRS, which still has to be finally quantified.

Financial summary **For the six months ended 31 March**	**2005**	**2004**	**Reported movement**	**Constant currency**
Turnover	£6,191m	£5,844m	5.9%	7.8%
Operating profit				
- reported	£192m	£210m	(8.6)%	
- underlying(1)	£328m	£346m		(2.9)%
Operating margin(2)	5.4%	6.1%	(70)bps	
Profit before tax				
- reported	£124m	£145m	(14.5)%	
- underlying(1)	£260m	£282m	(7.8)%	
Basic earnings per share				
- reported	1.9p	2.5p	(24.0)%	
- underlying at constant currency(1)	8.2p	8.5p		(3.5)%
Free cash flow	£81m	£86m	(5.8)%	
Dividend per ordinary share	3.3p	3.1p	6.5%	

(1) Underlying performance is before goodwill amortisation and excludes discontinued activities.
(2) Excludes fuel, associates and goodwill amortisation.

Turnover growth

The main factors that affected the period on period change in turnover are summarised below.

	%
Like for like growth(1)	6
Contribution from acquisitions	2
Movements in translation rates	(2)
Total - continuing activities	6

(1) Like for like growth excludes fuel and is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior period at current period exchange rates), and compares the results against 2004.

Overall like for like turnover growth of 6% was achieved as a result of new contract gains of 11% offset by contract losses of 5% and marginally positive throughput.

In addition to securing new business, the Group remains focused on client retention, which remained strong at 95%. Like for like turnover growth by sector, by geographic segment, excluding fuel, is set out below.

	North America %	CE & ROW %	UK %	Group %
Contract:				
Business & Industry	11	1	8	5
Defence, Offshore & Remote Site	46	4	9	7
Education	12	-	(2)	6
Healthcare	15	5	6	10
Sports & Leisure	9	-	5	5
Total Contract	12	2	6	6
Vending	4	1	13	3
Travel Concessions (1)	12	2	6	7
Total	12	2	6	6

(1) Travel concessions principally comprises: Creative Host Services and Au Bon Pain in North America; Rail Gourmet, Inflight, airport concessions, motorways in Italy, Japan and Portugal and Mitropa in Continental Europe and rest of the world; and in the UK, Moto, railways, airports, Harry Ramsden's, Millies Cookies and the remaining hotels.

Divisional performance Six months ended 31 March 2005	2005	2004	Reported movement %	Constant currency movement %	Like for like movement %
Turnover[1] (£m)					
North America	1,921	1,778	8	14	12
Continental Europe & rest of the world	2,666	2,563	4	4	2
United Kingdom	1,364	1,272	7	7	6
Total – continuing activities	5,951	5,613	6	8	6
Fuel[2]	240	231			
Total	6,191	5,844			
Total operating profit[1][3][4] (£m)					
Subsidiary undertakings					
North America	97	84	15	25	
Continental Europe & rest of the world	141	139	1	2	
United Kingdom	89	122	(27)	(27)	
	327	345	(5)	(3)	
Associates (UK)	1	1	-	-	
Total – continuing activities	328	346	(5)	(3)	
Discontinued activities - associates (CE&ROW)	-	2			
Total	328	348			
Operating margin[5] (%)					
North America	5.0	4.7			
Continental Europe & rest of the world	5.3	5.4			
United Kingdom	6.2	9.2			
Total – continuing activities	5.4	6.1			

(1) Certain minor reclassifications have been made to the previously reported analysis of operations to align with the Group's current management structures. These include the transfer of the defence business previously reported under the UK to Continental Europe & rest of the world.
(2) Fuel turnover comprises £16 million in Continental Europe & rest of the world and £224 million in the UK (2004: £13 million and £218 million respectively).
(3) Total operating profit is before goodwill amortisation of £136 million (2004: £138 million).
(4) Operating profit from subsidiary undertakings includes £4 million in the UK from fuel (2004: £5 million).
(5) Operating margin is based on turnover and total operating profit excluding fuel, associates and goodwill amortisation.

Divisional performance for the six months ended 31 March 2005 is summarised below; the commentary excludes fuel turnover.

North America – 32% Group sales (2004: 32%)

North America reported turnover increased to £1,921 million (2004: £1,778 million) and by 12% on a like for like basis. New business growth has been buoyant across all sectors with only Vending showing a more modest increase at 4% on a like for like basis, reflecting continuing weakness in manufacturing.

Within Contract, Business & Industry has enjoyed good growth of 11% reflecting higher levels of corporate events and increasing participation.

In Healthcare, Morrison and Crothall continued to show strong progress with major new contract mobilisations including Vancouver Island and Fraser Health Authorities. Our position in this important market was further strengthened by the acquisition of HDS Services, the only significant acquisition in the first half, which was completed in January 2005 for £16 million.

In Education, Chartwells continues to deliver strong performance with new contract mobilisations including Newark Public Schools and Case Western Reserve University. Modest positive throughput is being driven by the continued roll out of healthy eating initiatives such as 'Balanced Choices' and 'Breakfast at School'.

Retention and margins continue to be driven by targeted allocation of incremental capital investment.

Total operating profit (excluding associates and goodwill amortisation) on continuing activities increased from £84 million to £97 million, up 15%. Overall, operating margin moved ahead to 5.0% (2004: 4.7%) and strong sales growth has converted through to good growth in operating profit. Increases in food and employee related costs were offset by better pricing, tighter labour controls and good performance in purchasing, including the roll through of purchasing deals completed in the second half of 2004. Second half margin will compare against a particularly strong margin performance in the second half of 2004.

Continental Europe & rest of the world – 45% Group sales (2004: 46%)

Turnover increased to £2,666 million (2004: £2,563 million) with growth of 2% on a like for like basis. Northern Europe continues to be very challenging, with little sign of top line growth. Australia, Asia, Latin America and Spain have enjoyed good trading conditions and delivered strong growth, and this is converting through to operating profit growth. Australia in particular is benefiting from the strength of the remote site business as the extractive industries sector meets the growing demand for crude oil and minerals. In Latin America, we are also seeing good business growth of 17% driven by Chile, Mexico and Brazil.

Within the Contract business which produced overall turnover growth of 2%, Business & Industry managed to maintain last year's levels of activity despite the very challenging markets in Northern Europe where several large clients are restructuring and reducing staff numbers. Japan and Spain showed strong growth rates of 5% and 7% respectively.

Vending grew by 1%, with the core business in Switzerland delivering a 3% increase.

Healthcare produced growth of 5% on a like for like basis, with good growth in Australasia, Latin America and France (a large component of the business) which grew by 4% over last year. Education like for like sales were flat compared with last year; however Italy, Switzerland and Japan performed well.

ESS, which manages a major part of the Group's Defence, Offshore and Remote sites business, produced turnover of £273 million (2004: £285 million). The offshore and remote site businesses have continued to grow strongly, again driven by the growing demand for crude oil and minerals. However, as previously reported, revenues from the Middle East defence businesses are declining, to date being replaced in part by lower margin peacekeeping business.

The integration of the recent Mitropa acquisition was substantially completed in the first half and contributed 2% to sales growth.

Total operating profit (excluding associates and goodwill amortisation) on continuing activities has increased by 1% to £141 million despite the difficult trading conditions in Northern Europe and the impact of the reduction in the volume and margin of our Middle East business. Overall, operating margins remained broadly in line with the prior period at 5.3% (2004: 5.4%). In the first half we have spent £5 million on restructuring the Northern Europe business, and we would expect to see the benefit of reduced overhead costs flow through in the second half. In Japan, we continue to see progress in moving the margin forward. Australia has seen good margin progression helped by the strong remote site business. ESS operating profit was £22 million (2004: £33 million) with the reduction principally arising due to the slow down in Middle East military activity, some restructuring costs and opening costs for new UN peacekeeping contracts (the benefit of which should flow through in the second half). For the full year overall, the impact on margins from purchasing and Japan is likely to be offset by lower Middle East margins.

UK – 23% Group sales (2004: 22%)

Turnover was £1,364 million in the period (2004: £1,272 million) up 6%. In Contract, like for like sales also increased by 6% with solid performances in all sectors except Education, which saw sales decline by 2%. Major contracts mobilised included the Shell Centre and the Earls Court & Olympia exhibition centres.

All Leisure successfully integrated last year's acquisition of the Keith Prowse hospitality business and is now able to deliver a 'one source' hospitality service to a wide range of the UK's most prestigious sporting and cultural events.

Travel Concessions achieved like for like growth of 6% with Rail performing strongly, with the continuing roll out of the M&S Simply Food concept. The Travel Concessions business remains heavily weighted towards the second half.

Total operating profit (excluding associates and goodwill amortisation) on continuing activities was £89 million (2004: £122 million). The reduction primarily arising due to the effects of the matters reported during the second half of 2004 including increased distribution costs, higher pension charges, accounting changes and a more accurate allocation of purchasing income and central costs. The underlying UK first half 2004 margin post these items was 6.9%. In first half 2005, we have incurred £5 million of expenditure relating to the investment in operational and front line management teams as referred to in our 31 March trading update. The margin achieved overall in the period was 6.2%. We are now winning and retaining an increasing amount of business with a lower level of capital spend, but at a lower margin and this trend, together with increasing cost pressures, is likely to impact margins for the full year.

Group operating profit

Total operating profit from continuing activities, including associates but before goodwill amortisation was £328 million (2004: £346 million).

Interest

Net debt at 31 March 2005 was £2,494 million (30 September 2004: £2,373 million). Net interest for the period was £68 million (2004: £65 million).

Profit before taxation

Profit before taxation and goodwill amortisation decreased by 8% from £283 million to £260 million.

Taxation

The overall Group tax charge was £65 million giving an overall tax rate on ordinary activities of 25% of profit before tax and goodwill amortisation, which is below the UK corporate tax rate of 30%. The main reasons for the lower rate are the recognition of reliefs associated with past acquisitions (2%), losses brought forward (2%), the tax deductibility of part of the Group's goodwill (2%), and the benefit of prior year items (2%), offset by higher overseas tax rates (3%).

Under IFRS (see more detailed comments below), the earnings benefit of the tax deduction for goodwill in the US will no longer be available, although there is no cash tax impact. Overall, the Group's tax rate under IFRS is expected to be more volatile than under UK GAAP. This, combined with the 2005 Budget impact on cross border financing structures, means it is now likely that the Group's tax charge for 2006 onwards is expected to move to around 30% (previously mid to high 20's) and that the cash tax rate is expected to move to mid to high 20's (previously mid 20's).

Goodwill amortisation

The goodwill amortisation charge for the period was £136 million (2004: £138 million).

Earnings per share

Basic and diluted earnings per share on a reported basis, after goodwill amortisation, were both 1.9 pence (2004: 2.5 pence and 2.4 pence on a basic and diluted basis respectively). Basic earnings per share before goodwill amortisation for the period was 8.2 pence (2004: 8.8 pence).

Underlying basic earnings per share before goodwill amortisation, adjusting for discontinued activities and currency translation, is down by 3.5% period on period at 8.2 pence per share. Attributable profit and basic earnings per share are reconciled below.

	Attributable profit		Basic earnings per share		
	2005	2004	2005	2004	
	£m	£m	Pence	Pence	Change
Reported	41	53	1.9	2.5	(24.0)%
Goodwill amortisation	136	138			
Before goodwill amortisation	177	191	8.2	8.8	(6.8)%
Currency translation	-	(8)			
Underlying	177	183	8.2	8.5	(3.5)%

The effect of currency translation is calculated by applying 2005 translation rates to 2004 attributable profit.

Dividends

The recommended interim dividend is 3.3 pence per share (2004: 3.1 pence per share), an increase over the 2004 interim dividend per share of 6.5%.

Disposals

Today, the Group announces the agreed sale of a 75% stake in the North American bakery café chain, Au Bon Pain, for a consideration of $90 million. Under the terms of the transaction the Group will retain a 25% equity stake, Au Bon Pain's airport operations and an exclusive franchise for core Compass business channels such as vending, business and industry and education. Au Bon Pain has 224 outlets and, in the year ended 30 September 2004, revenues relating to the parts of the business being sold were circa £100 million and operating profit was circa £4 million. Au Bon Pain was acquired by the Group in December 2000. Profits on disposal of businesses and fixed assets were £nil million (2004: £5million). For the full year, profits on disposals are expected to total circa £10 million arising in Continental Europe & rest of world and North America rather than in the UK as previously anticipated.

Acquisitions

The Group's strategic focus continues to be on the organic development of its existing core businesses. During the period, the Group purchased businesses for £30 million with £1 million of the aggregate purchase price being deferred consideration payable in the future and including £3 million of cash acquired. The Group also purchased further shares in companies not wholly owned, for £61 million. The most significant of these was a further 30% of the remaining share capital in Onama, the Group's Italian contract catering business, for £41 million taking the Group's total share holding to 90%. The Group also paid £14 million of deferred consideration in the period in respect of prior year acquisitions.

The Group does not anticipate any significant further spend on new acquisitions in the remainder of the 2005 financial year. Further deferred consideration payments of circa £20 million are anticipated in respect of prior year acquisitions.

Cash flow

Net cash flow from operations was in line with last year at £373 million. Free cash flow for the first half of 2005 was £81 million (2004: £86 million).

Payments in respect of provisions for liabilities and charges absorbed £14 million (2004: £24 million). £10 million was spent on reducing liabilities in respect of insurance, pensions and other post-employment benefits, £3 million on settling onerous contracts and £1 million in respect of legal and other claims.

Interest payments absorbed a net £78 million (2004: £58 million). Interest paid was higher principally because of the effect of the swap monetisation concluded in the second half of 2004.

The net tax paid in 2005 of £43 million (2004: £35 million) represents 17% of profit before tax and goodwill amortisation and is significantly less than the total tax charge for the period of £65 million. The main reasons for this difference are tax losses brought forward and utilised in the year, capital allowances in excess of depreciation and the timing of tax payments. The Group's cash tax rate is likely to be in the range of 18-20% for full year 2005.

Net capital expenditure absorbed £164 million (2004: £182 million).

The Group is in the process of finalising discussions with the trustees of the UK pension schemes. Our current estimates indicate an increase in the Group's cash contributions to these schemes from 2006 onwards in the range £10 million to £15 million per annum.

International Financial Reporting Standards

We are well advanced with preparation for the adoption of International Financial Reporting Standards (IFRS) and, as previously announced, the Group will adopt IFRS for the first time in respect of its 2006 financial reporting. The work we have completed indicates that the expected UK GAAP to IFRS adjustments having the most significant impact on the Group's projected 2005 earnings are:

- Ceasing to amortise goodwill;
- Accounting for the costs of share based payments; and
- The loss of the income statement benefit of tax deductions on overseas goodwill.

The combined impact of these adjustments would be an estimated increase of £200 million to £220 million in the Group's profit for the financial year under IFRS. Before goodwill amortisation the Group's profit for the financial year under IFRS is estimated to be in the range £55 million to £65 million lower than under UK GAAP. This would equate to an increase in earnings per ordinary share of 120% - 140% on a post goodwill amortisation basis or a reduction in earnings per ordinary share of 13% - 15% on a pre goodwill amortisation basis.

The above estimate of the impact of adopting IFRS on 2005 earnings does not take into account a number of smaller differences which in aggregate are not currently anticipated to result in material adjustments between reported earnings under UK GAAP and IFRS. They also do not reflect the possible effect on earnings of the IAS 39 requirements relating to financial instruments which cannot be quantified until the year end value of these financial instruments is known. IAS 39 hedging rules mean that hedge accounting treatment will not apply to all the Group's net investment and interest rate hedges and consequently will result in some income statement volatility caused by changes to market interest and foreign exchange rates.

The expected UK GAAP to IFRS adjustments having the most significant impact on the Group's opening IFRS balance sheet at 30 September 2004, are:

- The recognition of additional pension liabilities amounting to approximately £220 million - £240 million arising from the requirements of IAS 19 Employee Benefits;

- Existing goodwill in the Group balance sheet being 'frozen' at the 30 September 2004 level of circa £4.2 billion and no longer subject to amortisation. The balance will however be subject to annual impairment testing and movements in exchange rates;

- IAS10 Events after the Balance Sheet Date does not permit recognition of a proposed dividend as a liability; consequently, at 30 September 2004, the liability for the final dividend of £134 million will be added back to reserves; and

- IAS 32 and IAS 39 require the Group to recognise as a liability the discounted acquisition cost associated with the potential exercise of put options held by minority shareholders. This will reduce net assets at 30 September 2004 by an estimated £200 million.

The first financial information to be reported by the Group in accordance with IFRS will be for the six months ending 31 March 2006 but the requirement to present comparative information means that a balance sheet as at 30 September 2004 and primary statements for the six months to 31 March 2005 and the year to 30 September 2005, prepared in accordance with IFRS, will also be required. The Group will continue to report its consolidated financial statements in accordance with UK GAAP for the year to 30 September 2005.

The above estimate of the adjustments required has been based on the Group's current knowledge and understanding of the requirements of IFRS, although IFRS standards, interpretation and practice continue to evolve.

Outlook

We are encouraged by the first half cash position and remain on track to deliver full year free cash flow in the range of £350 million to £370 million at 2004 reported exchange rates.

We would expect turnover and margin to continue the trends seen in the first half, helped in particular by continued good performance in North America and a slight pick up in Continental Europe & rest of world.

Michael J Bailey
Chief Executive

Sir Francis H Mackay
Chairman

NOTES

(a) The financial information set out in the announcement relating to 30 September 2004 does not constitute the Company's statutory accounts for the year ended 30 September 2004 but is derived from those accounts, which have been filed with the Registrar of Companies. The auditors have reported on those accounts; their report was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

(b) Forward looking statements

This Press Release contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

(c) The timetable for the proposed interim dividend of 3.3p per share is as follows:

Ex dividend date:	13 July 2005
Record date:	15 July 2005
Payment date:	15 August 2005

(d) A presentation for analysts and investors will take place at 9:30 am (BST/London) on Wednesday 18 May 2005 at Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1.

The live presentation can also be accessed via both a webcast and dial-in teleconference starting at 9:30 am:

- To listen to the live presentation via teleconference, dial (UK) +44 20 7784 1018.
- To view the presentation slides and/or listen to a live audio webcast of the presentation, go to www.compass-group.com or www.cantos.com.
- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconference and webcast:

- A teleconference replay of the presentation will be available for five working days, until 24 May 2005. To hear the replay, dial (UK) +44 20 7784 1024 or (US) +1 718 354 1112. The replay passcode is 1580174#.
- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com.

For North American based investors, there will be a question and answer conference call starting at 1:00pm (EDT/New York)

- To participate in the live question and answer session via conference call, dial (US) +1 718 354 1152.
- A teleconference replay of the call will be available for five working days, until 24 May 2005. To hear the replay, dial (US) +1 718 354 1112. The replay passcode is 5146017#.
- The North American investor conference call will also be audio webcast live, and archived for replay, at www.compass-group.com and www.cantos.com.

Enquiries:

Compass Group PLC	01932 573000
Michael J Bailey	Group Chief Executive
Andrew Martin	Group Finance Director
Sarah Ellis	Director of Corporate Strategy and Investor Relations
Brunswick	+ 44 (0) 20 7404 5959
Simon Sporborg	
Pamela Small	

Website
www.compass-group.com.

Compass Group is the world's largest foodservice company with annual revenues of some £12 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world. For more information visit www.compass-group.com.

Appendix

CONTRACT GAINS AND RENEWALS

1. New contract gains and renewals announced today and previously released in the financial year 2004/2005. Please note that contract gains/renewals announced today are indicated with an '*'.

Contract

Business & Industry

- * **UK – Centrica** renewed and extended its contract with Eurest for a further five years with annual turnover of £4.2 million (includes previously announced Selecta contract with annual turnover of £1.4 million).
- * **Germany – Alcatel** (Stuttgart & Berlin) awarded Eurest a new five-year contract with annual turnover of £3.0 million.
- * **USA – AT&T** awarded Eurest, in conjunction with Canteen, a new three-year contract with annual turnover of £2.7 million.
- **Sweden – Saab AB Linköping** awarded Eurest a new three-year contract with annual turnover of £1.3 million.
- **France – Bouygues Arc de Seine** awarded Eurest a new three-year contract with annual turnover of £1.7 million.
- **Japan – Japan Post** awarded Seiyo Food Systems a new three-year contract with annual turnover of £18.3 million.

Defence, Offshore & Remote Site

- * **Australia – Commonwealth Government of Australia** (Department of Defence, Corporate Services and Infrastructure Group) awarded ESS a new five-year contract with annual turnover of £13.1 million.
- * **UK – Transcocean** awarded ESS Support Services Worldwide a new two-year contract with annual turnover of £2.8 million.
- * **Norway – Bechtel** awarded ESS Onshore AS Norway a new two-year contract with annual turnover of £2.8 million.
- **UK – Armada project (MoD PFI)** awarded ESS Support Services Worldwide a new five-year contract with annual turnover of £4.0 million.
- **Norway – Statoil** renewed its contract with ESS Offshore for a further five years with annual turnover of £11.6 million, covering Statfjord A, B and C platforms.

Healthcare

- * **Morocco – University Hospital of Rabat** (CHIS) awarded Eurest Maroc a new five-year contract with annual turnover of £1.9 million.
- * **Sweden – Maria Gamla Stan District Council** awarded Medirest a new three-year contract with annual turnover of £1.5 million.
- * **USA – Trinitas Hospital** (NJ) awarded Morrison Management Specialists, in conjunction with Crothall and Canteen Vending, a new five-year contract with annual turnover of £1.0 million.
- **Norway – Ullevål Patient Hospital** awarded Medirest a new three-year contract with annual turnover of £2.1 million.
- **USA – Rest Haven Christian Services** (IL) awarded Morrison Management Specialists a new five-year contract with annual turnover of £4.1 million.
- **UK – West Hertfordshire Hospitals NHS Trust** renewed its contract with Medirest for a further five years with annual turnover of £8.6 million.
- **UK – Homerton University Hospital NHS Foundation Trust** awarded Medirest a new five-year contract with annual turnover of £4.0 million.

Education

- * **USA – Chicago Public Schools** expanded and extended its contract with Chartwells-Thomson Hospitality for a further year with annual incremental turnover of £14.7 million.

- * **USA – Edinboro University** awarded Chartwells Higher Education Dining Services a new seven-year contract with annual turnover of £2.7 million.
- **UK – Durham County Council** renewed its contract with Scolarest for a further two years with annual turnover of £8.6 million.
- **UK – Millfield School** (Somerset) renewed its contract with Scolarest for a further three years with annual turnover of £2.5 million.
- **USA – Olivet College** (MI) awarded Chartwell's Higher Education a new ten-year contract with annual turnover of £0.8 million.
- **USA – Norfolk State University** (VA) awarded Thomson Hospitality a new five-year contract with annual turnover of £3.0 million.

Correctional

- * **Netherlands – The Directorate for Temporary Detention and Special Facilities** awarded Eurest a new four-year contract with annual turnover of £2.8 million.
- * **Mexico – Reclusorios Edo Jalisco** awarded Eurest a new one-year contract with annual turnover of £2.6 million.

Sports & Leisure

- * **UK – Bristol Zoo Gardens** awarded Milburns (All Leisure) a new ten-year contract with annual turnover of £1.8 million.
- **Germany – SAP Arena** (Mannheim) awarded Eurest Sports & Food a new two-year contract with annual turnover of £2.7 million.
- **Japan – Fukuoka Mutual Aid Association** awarded Seiyo Food Systems a new five-year contract with annual turnover of £2.3 million.
- **UK – Hatfield House** awarded Leith's a new ten-year contract with annual turnover of £1.0 million.
- **USA – University Place at Indiana University-Purdue University Indianapolis** (IN) awarded Flik Conference Center Management a new ten-year contract with annual turnover of £8.5 million.

Vending

- * **USA – United Parcel Service** awarded Canteen a new five-year contract with annual turnover of £1.0 million.
- **USA – Cardone Industries, Inc.** awarded Vendlink a new one-year contract with annual turnover of £0.5 million.

Travel Concessions

- * **Norway - Oslo Lufthavn AS** extended its contract with SSP for a further seven years with annual turnover of £17.2 million.
- * **Boston Logan International Airport** awarded Creative Host Services a new eight-year contract with annual turnover of £1.5 million.
- **Spain – AVE-Renfe** renewed its contract with Rail Gourmet for a further four years with annual turnover of £24.1 million.

INDEPENDENT REVIEW REPORT TO COMPASS GROUP PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 31 March 2005 which comprises the consolidated profit and loss account, the consolidated balance sheet, the consolidated statement of total recognised gains and losses, the consolidated cash flow statement, the notes to the consolidated cash flow statement and related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting polices and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2005.

Deloitte & Touche LLP
Chartered Accountants
London
18 May 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 31 March 2005

In £ million	Notes	Before goodwill amortisation	Goodwill amortisation	2005 Reviewed	2004 Reviewed	Year ended 30 Sep 2004 Audited
Turnover						
Continuing activities		**6,185**	-	**6,185**	5,844	11,772
Acquisitions		**6**	-	**6**	-	-
Total turnover	2	**6,191**	-	**6,191**	5,844	11,772
Operating costs		**(5,864)**	(136)	**(6,000)**	(5,637)	(11,276)
Operating profit						
Continuing activities		**327**	**(136)**	**191**	207	496
Acquisitions		**-**	**-**	**-**	-	-
	2	**327**	**(136)**	**191**	207	496
Share of operating profits of associated undertakings						
Continuing activities		**1**	-	**1**	1	2
Discontinued activities		**-**	-	**-**	2	2
Total operating profit: Group and share of associated undertakings	2	**328**	**(136)**	**192**	210	500
Interest receivable and similar income		**1**	-	**1**	4	5
Interest payable and similar charges		**(69)**	-	**(69)**	(69)	(135)
Net interest		**(68)**	-	**(68)**	(65)	(130)
Profit on ordinary activities before taxation		**260**	**(136)**	**124**	145	370
Tax on profit on ordinary activities	3	**(65)**	-	**(65)**	(73)	(152)
Profit on ordinary activities after taxation		**195**	**(136)**	**59**	72	218
Equity minority interests		**(18)**	-	**(18)**	(19)	(38)
Profit for the financial period		**177**	**(136)**	**41**	53	180
Equity dividends	4	**(71)**	-	**(71)**	(66)	(200)
Amount transferred to/(from) reserves	7	**106**	**(136)**	**(30)**	(13)	(20)
Basic earnings per ordinary share	5			**1.9p**	2.5p	8.3p
Basic earnings per ordinary share – excluding goodwill amortisation	5	**8.2p**			8.8p	21.1p
Diluted earnings per ordinary share	5			**1.9p**	2.4p	8.3p
Diluted earnings per ordinary share – excluding goodwill amortisation	5	**8.2p**			8.8p	21.0p

The half-year results are unaudited but have been reviewed by the auditors. The results for the year ended 30 September 2004 do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985 and have been extracted from the Group's published accounts for that year which have been filed with the Registrar of Companies. The audit report on these accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

CONSOLIDATED BALANCE SHEET
As at 31 March 2005

In £ million	Notes	31 Mar 2005 Reviewed	31 Mar 2004 Reviewed	30 Sep 2004 Audited
Fixed assets				
Intangible assets		**4,148**	4,217	4,223
Tangible assets		**1,822**	1,735	1,805
Investments		**35**	75	30
		6,005	6,027	6,058
Current assets				
Stocks		**282**	251	279
Debtors: amounts falling due within one year		**1,734**	1,549	1,568
amounts falling due after more than one year		**283**	271	287
Cash at bank and in hand		**272**	284	266
		2,571	2,355	2,400
Creditors: amounts falling due within one year		**(2,944)**	(2,900)	(2,872)
Net current liabilities		**(373)**	(545)	(472)
Total assets less current liabilities		**5,632**	5,482	5,586
Creditors: amounts falling due after more than one year		**(2,728)**	(2,500)	(2,665)
Provisions for liabilities and charges	6	**(388)**	(399)	(385)
Equity minority interests		**(69)**	(58)	(54)
Net assets		**2,447**	2,525	2,482
Capital and reserves				
Called up share capital		**216**	215	216
Share premium account	7	**93**	92	93
Capital redemption reserve	7	**9**	9	9
Merger reserve	7	**4,170**	4,170	4,170
Profit and loss account	7	**(2,040)**	(1,960)	(2,005)
Less: own shares		**(1)**	(1)	(1)
Total equity shareholders' funds	8	**2,447**	2,525	2,482

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the six months ended 31 March 2005

In £ million	2005 Reviewed	2004 Reviewed	Year ended 30 Sep 2004 Audited
Profit for the financial period	**41**	53	180
Currency translation differences on foreign currency net investments	**(5)**	21	(17)
Total gains and losses recognised in the period	**36**	74	163

CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 31 March 2005

In £ million	Notes	2005 Reviewed	2004 Reviewed	Year ended 30 Sep 2004 Audited
Net cash inflow from operating activities	I	**373**	373	735
Dividends from associated undertakings		**2**	2	4
Returns on investments and servicing of finance				
Interest received		**1**	3	5
Interest paid		**(78)**	(60)	(134)
Proceeds from termination of interest rate swaps		**-**	-	104
Interest element of finance lease rental payments		**(1)**	(1)	(2)
Dividends paid to minority interests		**(9)**	(14)	(30)
Net cash outflow from returns on investments and servicing of finance		**(87)**	(72)	(57)
Taxation				
Tax received		**13**	1	5
Tax paid		**(56)**	(36)	(112)
Net tax paid		**(43)**	(35)	(107)
Capital expenditure and financial investment				
Purchase of tangible fixed assets		**(175)**	(196)	(365)
Sale of tangible fixed assets		**11**	14	36
Total capital expenditure and financial investment		**(164)**	(182)	(329)
Free cash flow		**81**	86	246
Acquisitions and disposals				
Purchase of subsidiary companies and investments in associated undertakings		**(101)**	(50)	(167)
Net proceeds from businesses held for resale		**-**	-	19
Sale of minority interest		**-**	-	3
Sale of subsidiary companies and associated undertakings		**-**	6	64
Total acquisitions and disposals		**(101)**	(44)	(81)
Equity dividends paid		**(134)**	(183)	(249)
Net cash outflow from investing activities		**(235)**	(227)	(330)
Net cash outflow before financing		**(154)**	(141)	(84)
Financing				
Issue of ordinary share capital		**-**	8	10
Repurchase of share capital		**-**	(91)	(91)
Purchase of own shares, net		**-**	(1)	(1)
Debt due within a year:				
Decrease in bank loans and loan notes		**(42)**	(47)	(26)
Debt due after a year:				
Increase in bank loans and loan notes		**122**	291	270
Capital element of finance lease rentals		**(9)**	(14)	(21)
Net cash inflow from financing		**71**	146	141
(Decrease)/increase in cash in the period		**(83)**	5	57

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 31 March 2005

	In £ million	2005 Reviewed	2004 Reviewed	Year ended 30 Sep 2004 Audited
I	**Reconciliation of operating profit to net cash inflow from operating activities:**			
	Operating profit before goodwill amortisation	**328**	348	775
	Depreciation	**136**	130	258
	EBITDA	**464**	478	1,033
	Profit on disposal of fixed assets and businesses	**-**	(5)	(18)
	Share of profits of associated undertakings	**(1)**	(3)	(4)
	Expenditure in respect of provisions for liabilities and charges	**(14)**	(24)	(73)
	Increase in stocks	**(8)**	(37)	(57)
	Increase in debtors	**(183)**	(105)	(110)
	Increase/(decrease) in creditors	**115**	69	(36)
	Net cash inflow from operating activities	**373**	373	735
II	**Reconciliation of net cash flow to movement in net debt**			
	(Decrease)/increase in cash in the period	**(83)**	5	57
	Cash flow from change in debt and lease finance	**(71)**	(230)	(223)
	Change in net debt resulting from cash flows	**(154)**	(225)	(166)
	Loans acquired with subsidiaries and changes in finance leases	**(8)**	(7)	(19)
	Effect of foreign exchange rate changes	**41**	176	120
	Movement in net debt in the period	**(121)**	(56)	(65)
	Opening net debt	**(2,373)**	(2,308)	(2,308)
	Closing net debt	**(2,494)**	(2,364)	(2,373)

	In £ million	1 Oct 2004	Cash flow	Exchange movements	Other non-cash changes	31 Mar 2005
III	**Analysis of net debt:**					
	Cash at bank and in hand	**266**	**9**	**(3)**	**-**	**272**
	Overdrafts	**(14)**	**(92)**	**2**	**-**	**(104)**
		252	**(83)**	**(1)**	**-**	**168**
	Debt due within one year	**(85)**	**42**	**-**	**-**	**(43)**
	Debt due after one year	**(2,486)**	**(122)**	**41**	**-**	**(2,567)**
	Finance leases	**(54)**	**9**	**1**	**(8)**	**(52)**
		(2,625)	**(71)**	**42**	**(8)**	**(2,662)**
	Total	**(2,373)**	**(154)**	**41**	**(8)**	**(2,494)**

NOTES TO THE FINANCIAL STATEMENTS
For the six months ended 31 March 2005

1. Basis of preparation

The results of Compass Group PLC for the six months ended 31 March 2005 have been prepared on the basis of the accounting policies disclosed in the 2004 Annual Report. Certain minor reclassifications have been made to the previously reported geographical analysis of operations (note 2) to align with the Group's current management structures. These include the transfer of the defence business included in the United Kingdom segment in the six months to 31 March 2004 to Continental Europe and rest of the world.

2. Turnover and operating profit

Turnover and operating profit	Continuing activities	Acquisitions	2005 Reviewed	2004 Reviewed	Year ended 30 Sep 2004 Audited
In £ million					
Turnover					
Foodservice					
Geographical analysis:					
- North America	**1,915**	6	**1,921**	1,778	3,531
- Continental Europe and the rest of the world	**2,682**	-	**2,682**	2,576	5,149
- United Kingdom	**1,588**	-	**1,588**	1,490	3,092
	6,185	6	**6,191**	5,844	11,772
Operating profit (before goodwill amortisation)					
Foodservice					
- The Company and its subsidiary companies	**327**	-	**327**	345	771
- Associated undertakings - Continuing	**1**	-	**1**	1	2
- Discontinued	**-**	-	**-**	2	2
	328	-	**328**	348	775
Geographical analysis:					
- North America					
The Company and its subsidiary companies	**97**	-	**97**	84	190
- Continental Europe and the rest of the world					
The Company and its subsidiary companies	**141**	-	**141**	139	287
Associated undertakings - Continuing	**-**	-	**-**	-	1
- Discontinued	**-**	-	**-**	2	2
- United Kingdom					
The Company and its subsidiary companies	**89**	-	**89**	122	294
Associated undertakings	**1**	-	**1**	1	1
	328	-	**328**	348	775
Amortisation of goodwill – continuing operations					
- North America	**(23)**	-	**(23)**	(23)	(48)
- Continental Europe and the rest of the world	**(35)**	-	**(35)**	(38)	(71)
- United Kingdom	**(78)**	-	**(78)**	(77)	(156)
	(136)	-	**(136)**	(138)	(275)
Total operating profit	**192**	-	**192**	210	500

Total operating profit after goodwill amortisation for the half-year ended 31 March 2005 relates to foodservice analysed as North America £74 million, Continental Europe and the rest of the world £106 million and United Kingdom £12 million, (2004 half-year: £61 million, £103 million and £46 million respectively and full year ended 30 September 2004: £142 million, £219 million and £139 million respectively).

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the six months ended 31 March 2005

3. Tax on profit on ordinary activities	2005 Reviewed	2004 Reviewed	Year Ended 30 Sep 2004 Audited
In £ million			
UK corporation tax	**22**	15	49
Overseas tax payable	**50**	53	105
UK tax on share of profits of associated undertakings	**1**	-	1
Overseas tax on share of profits of associated undertakings	**-**	1	2
	73	69	157
UK deferred tax	**2**	15	18
Impact of discounting UK deferred tax	**-**	(1)	(1)
Overseas deferred tax	**9**	-	17
Impact of discounting overseas deferred tax	**(5)**	(4)	(12)
	79	79	179
Adjustments in respect of prior years:			
UK corporation tax	**(3)**	(2)	10
Overseas tax payable	**(12)**	(3)	(32)
UK deferred tax	**-**	(1)	(2)
Overseas deferred tax	**1**	-	(3)
	(14)	(6)	(27)
Tax on profit on ordinary activitities	**65**	73	152

United Kingdom corporation tax has been charged at 30% (2004: 30%).

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the six months ended 31 March 2005

4. Dividends	Pence per share	2005 Reviewed £m	Pence per share	2004 Reviewed £m	Pence per share	Year ended 30 Sep 2004 Audited £m
Dividends on ordinary shares of 10p each						
Interim	**3.3p**	71	3.1p	66	3.1p	66
Final	**-**	-	-	-	6.2p	134
	3.3p	71	3.1p	66	9.3p	200

5. Earnings per share	2005 Before goodwill amortisation Reviewed	2005 After goodwill amortisation Reviewed	2004 Before goodwill amortisation Reviewed	2004 After goodwill amortisation Reviewed	Year ended 30 Sep 2004 Before goodwill amortisation Audited	Year Ended 30 Sep 2004 After goodwill amortisation Audited
In £ million						
Attributable profit for basic and diluted earnings per share	**177**	**41**	191	53	455	180
Millions of ordinary shares of 10p each						
Average number of shares for basic earnings per share	**2,155**	**2,155**	2,162	2,162	2,158	2,158
Dilutive share options	**1**	**1**	10	10	7	7
Average number of shares for diluted earnings per share	**2,156**	**2,156**	2,172	2,172	2,165	2,165
Basic earnings per share (pence)	**8.2p**	**1.9p**	8.8p	2.5p	21.1p	8.3p
Diluted earnings per share (pence)	**8.2p**	**1.9p**	8.8p	2.4p	21.0p	8.3p

Earnings per share before goodwill amortisation shows the impact of goodwill amortisation on underlying earnings.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the six months ended 31 March 2005

6. **Provisions for liabilities and charges**	Pensions and other post employment benefits	Insurance	Onerous contracts	Legal and other claims	Environmental	Total
In £ million						
At 1 October 2004	**253**	**38**	**31**	**52**	**11**	**385**
Expenditure in the period	**(8)**	**(2)**	**(3)**	**(1)**	**-**	**(14)**
Charged to profit and loss account	**9**	**7**	**-**	**-**	**-**	**16**
Credited to profit and loss account	**-**	**-**	**-**	**-**	**-**	**-**
Reclassified	**4**	**-**	**-**	**-**	**-**	**4**
Currency adjustment	**(1)**	**-**	**-**	**(2)**	**-**	**(3)**
At 31 March 2005	**257**	**43**	**28**	**49**	**11**	**388**

Pensions and other post-employment benefits and insurance relate to the costs of self-funded pension schemes or statutory retirement benefits and self-funded insurance schemes respectively and are essentially long-term in nature. Onerous contracts represent the liabilities in respect of short and long term leases on non-utilised properties and other contracts lasting under five years. Legal and other claims relate principally to provisions for the cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain. Environmental provisions are in respect of liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment.

				Consolidated profit and loss account		
7. **Reserves**	Share premium account	Capital redemption reserve	Merger reserve	Before goodwill written off	Goodwill written off	Total
In £ million						
At 1 October 2004	**93**	**9**	**4,170**	**127**	**(2,132)**	**(2,005)**
Foreign exchange reserve movements	**-**	**-**	**-**	**(5)**	**-**	**(5)**
Retained loss for the period	**-**	**-**	**-**	**(30)**	**-**	**(30)**
At 31 March 2005	**93**	**9**	**4,170**	**92**	**(2,132)**	**(2,040)**

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the six months ended 31 March 2005

8. Reconciliation of movements in consolidated shareholders' funds	2005 Reviewed	2004 Reviewed	Year ended 30 Sep 2004 Audited
In £ million			
Profit for the financial period	**41**	53	180
Dividends	**(71)**	(66)	(200)
	(30)	(13)	(20)
Currency translation differences on foreign currency net investments	**(5)**	21	(17)
Issue of shares	**-**	8	10
Repurchase of shares	**-**	(69)	(69)
Purchase of own shares	**-**	(1)	(1)
Net reduction in shareholders' funds	**(35)**	(54)	(97)
Opening shareholders' funds	**2,482**	2,579	2,579
Closing shareholders' funds	**2,447**	2,525	2,482

9. *Post balance sheet events*

The Group has announced the sale of a 75% stake in the North American bakery café chain, Au Bon Pain, for a consideration of $90 million. Under the terms of the transaction the Group will retain a 25% equity stake, Au Bon Pain's airport operations and an exclusive franchise for core Compass business channels such as vending, business and industry and education. Au Bon Pain has 224 outlets and, in the year ended 30 September 2004, revenues relating to the parts of the business being sold were circa £100 million and operating profit was circa £4 million.

10. Exchange rates	Translation rate for the six months ended 31 Mar 2005	Closing rate as at 31 Mar 2005
Exchange rates for major currencies used during the period were:		
Australian Dollar	**2.45**	**2.44**
Canadian Dollar	**2.30**	**2.29**
Danish Krone	**10.73**	**10.83**
Euro	**1.44**	**1.45**
Japanese Yen	**197.90**	**202.11**
Norwegian Krone	**11.87**	**11.93**
Swedish Krona	**13.07**	**13.31**
Swiss Franc	**2.22**	**2.25**
US Dollar	**1.88**	**1.89**

11. This announcement is being sent to all shareholders on the register at 18 May 2005 and is available to the general public at Compass House, Guildford Street, Chertsey, Surrey, KT16 9BQ (the company's registered office) during office hours.

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its affiliates (January 28, 2005).

2. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its affiliates (January 31, 2005).

3. Compass Group PLC – Chairman's AGM statement (February 14, 2005).

4. Notification from Compass Group PLC confirming that copies of resolutions relating to special business passed at the AGM are available at the Document Viewing Facility of the UKLA (February 15, 2005).

5. Notification from Compass Group PLC relating to interests in its shares held by (Executive Director) Andrew Lynch (March 1, 2005).

6. Notification from Compass Group PLC relating to interests in its shares held by (Executive Director) Clive Grundy (March 1, 2005).

7. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its affiliates (March 2, 2005).

8. Notification from ITV plc relating to the acquisition by certain directors of ITV plc, under the terms of a dividend reinvestment plan, of shares in ITV plc purchased with the proceeds of Compass Group's final dividend paid on March 14, 2005 - (March 24, 2005).

9. Compass Group PLC – Trading update (March 31, 2005).

10. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its affiliates (April 5, 2005).

11. Compass Group PLC – Block-listing Executive Share Option Plan six monthly review (April 5, 2005).

12. Compass Group PLC – Block-listing Savings-Related Share Option Scheme six monthly review (April 5, 2005).

13. Compass Group PLC – Block-listing Executive Share Option Plan six monthly review (April 5, 2005).

14. Compass Group PLC – Block-listing Management Share Option Plan six monthly review (April 5, 2005).

15. Notification from Compass Group PLC relating to major interests in its shares held by Barclays Bank PLC (April 11, 2005).

16. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its affiliates (April 12, 2005).

17. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its affiliates (April 15, 2005).

18. Notification from Compass Group PLC relating to major interests in its shares held by Barclays Bank PLC (April 20, 2005).

19. Notification from Compass Group PLC relating to major interests in its shares held by Barclays Bank PLC (April 21, 2005).

20. Notification from Compass Group PLC relating to major interests in its shares held by Barclays Bank PLC (April 22, 2005).

21. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its affiliates (April 28, 2005).

22. Notification from Compass Group PLC – Board update - Sir Francis Mackay's intention to step down as Chairman by the AGM in February 2006 (May 9, 2005).

23. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its affiliates (May 11, 2005).

24. Compass Group PLC – Interim Unaudited Results for the six months ended 31 March 2005 (May 18, 2005).

25. Notification from Compass Group PLC relating to major interests in its shares held by Legal & General Group PLC and its subsidiaries (June 1, 2005).

26. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its affiliates (June 1, 2005).

27. Notification from Compass Group PLC relating to major interests in its shares held by Lloyds TSB Group PLC and its subsidiaries (June 3, 2005).

28. Notification from Compass Group PLC - Interim Report 2005 is now available for inspection at the Document Viewing Facility of the UKLA (June 13, 2005).

82-5161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	12:45 28-Jan-05
Number	9299H

RNS Number:9299H
Compass Group PLC
28 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FRANKLIN RESOURCES, INC AND ITS AFFILIATES WHICH INCLUDES FRANKLIN MUTUAL ADVISERS, LLC AND TEMPLETON WORLDWIDE, INC AND ITS AFFILIATES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

INTERESTS ARE UNDER THE MANAGEMENT OF FRANKLIN RESOURCES INC AND ITS AFFILIATES ON BEHALF OF CLIENTS. SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

NOT KNOWN

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

NOT KNOWN

8) Percentage of issued Class (any treasury shares held by the company should

not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 27 JANUARY 2005

11) Date company informed

27 JANUARY 2005

12) Total holding following this notification

130,569,027

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

6.0574%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

RONALD MORLEY
TEL: 01932 573000

16) Name and signature of authorised company official responsible for making this notification

RONALD MORLEY
COMPANY SECRETARY

Date of Notification 28 JANUARY 2005

TO COMPASS GROUP PLC DATED 27 JANUARY 2005

S.198 COMPANIES ACT - DISCLOSURE OF SHARE INTERESTS

We are acting on behalf of Franklin Resources, Inc. and its affiliates, which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates. Franklin Resources, Inc., a diversified financial services company, and its affiliates perform investment management, advisory and related services for clients on a global basis.

We wish to advise you of interests in the share capital of your Company under management of Franklin Resources, Inc. and its affiliates on behalf of clients, as detailed in the schedule below.

FROM FRANKLIN RESOURCES, INC.

SCHEDULE

COMPASS GROUP PLC

Outstanding Shares 2,155,543,013

Registered Holder	No. of Shares	% of Class
Bank of New York, London	4,189,224	0.1943%
Bank of New York Europe, London	17,450	0.0008%
Cede New York	8,000	0.0004%
JP Morgan/Chase Nominees Ltd	77,362,753	3.5890%
Citibank Nominees Ltd.	3,009,667	0.1396%
Clydesdale Bank PLC	1,792,220	0.0831%
Euroclear Bank SA Brussels	74,760	0.0035%
HSBC London	2,501,890	0.1161%
Mellon Bank NA London	9,842,603	0.4566%
Northern Trust Company	6,473,357	0.3003%
Royal Trust Corp of Canada, London	4,152,480	0.1926%
State Street Nominees Limited	21,144,623	0.9809%
TOTAL	130,569,027	6.0574%

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	11:28 31-Jan-05
Number	9864H

RNS Number:9864H
Compass Group PLC
31 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FRANKLIN RESOURCES INC AND ITS AFFILIATES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 28 JANUARY 2005

11) Date company informed

28 JANUARY 2005

12) Total holding following this notification

152,403,572

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

7.07%

14) Any additional information

SEE BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 31 JANUARY 2005

LETTER TO: COMPASS GROUP PLC
28 January 2005

S.198 Companies Act - Disclosure of Share Interests

We are acting on behalf of Franklin Resources, Inc. and its affiliates, which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates. Franklin Resources, Inc., a diversified financial services company, and its affiliates perform investment management, advisory and related services for clients on a global basis.

We wish to advise you of interests in the share capital of your Company under management of Franklin Resources, Inc. and its affiliates on behalf of clients, as detailed in the attached schedule.

From: Laura Seidman (Assistant Secretary, Franklin Templeton Investments)

SCHEDULE

COMPASS GROUP PLC	Outstanding Shares	2,155,543,013
Registered Holder	No. of Shares	% of Class
Bank of New York, London	4,189,224	0.1943%
Bank of New York Europe, London	17,450	0.0008%
Cede New York	8,000	0.0004%
JP Morgan/Chase Nominees Ltd	96,861,553	4.4936%
Citibank Nominees Ltd.	3,009,667	0.1396%
Clydesdale Bank PLC	1,792,220	0.0831%
Euroclear Bank SA Brussels	78,905	0.0037%
HSBC London	2,717,890	0.1261%
Mellon Bank NA	10,335,203	0.4795%
Merrill Lynch London	842,400	0.0391%
Northern Trust Company	5,814,977	0.2698%
Royal Trust Corp of Canada, London	5,214,480	0.2419%
State Street Nominees Limited	21,521,603	0.9984%
TOTAL	152,403,572	7.0703%

This information is provided by RNS
The company news service from the London Stock Exchange

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82-3161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	AGM Statement
Released	07:00 14-Feb-05
Number	5473I

RNS Number:5473I
Compass Group PLC
14 February 2005

14th February 2005

Compass Group PLC
Chairman's AGM Statement

Compass Group holds its AGM today at the Queen Elizabeth II Centre, London at 11.00am. At this meeting Sir Francis Mackay, Chairman of Compass Group PLC, will provide shareholders with the following update:

Current Trading and Outlook
In the first four months of 2005, turnover growth has remained strong in North America and has developed in line with our expectations in the UK. The picture in Continental Europe and Rest of World division remains mixed. The Middle East, Asia/Australasia and Latin America continue to perform well, while Northern Europe and in particular, France, Germany and the Netherlands are very challenging. For the Group as a whole, we continue to expect that we will deliver at least 6% like-for-like turnover growth in the current year.

The trends in turnover growth in the first four months of the financial year 2005 are broadly similar to those experienced in the second half of 2004. New business wins have been driven by the continued outsourcing of foodservice in the Healthcare, Education and Defence, Offshore and Remote Site sectors, although as we expected, the rate of growth in the Defence, Offshore and Remote Site sector has slowed. Today we are announcing a number of important contract wins, the details of which can be found in Appendix 1.

Since the start of the new financial year, our focus has been on putting the necessary actions in place to deliver strong free cash flow and improving return on capital employed over the medium term. At the interim results in May, we will provide further guidance on our longer-range objectives for the Group. Our guidance for free cash flow in 2005 remains unchanged at £350m to £370m on a constant currency basis. We have included a list of the key profit and loss translation rates for the year ending 30th September 2004 in Appendix 2.

Non Executive Directors
With effect from today, and after eleven years with the Group, Mr Denis Cassidy will retire from the board as non-executive director. We would like to take this opportunity to thank him for his invaluable contribution to the development of the Group and wish him well in his retirement.

2005 Calendar

In advance of announcing the interim results on 18 May 2005, the Group will provide its customary pre-close trading update at 7:00 a.m. on Thursday 31 March 2005.

ENDS

Enquiries:

Sarah Ellis	Compass Group PLC	01932 573000
Simon Sporborg / Pamela Small	Brunswick	020 7404 5959

Note to Editors

Compass Group PLC is the world's leading foodservice company providing food, vending and related services to clients and customers in the workplace, at school and colleges, hospitals, on the move, at leisure and in defence, offshore and remote locations. Compass Group has annual revenues of £12 billion and employs 400,000 people in over 90 countries.

Appendix 1

Today, we are announcing a number of significant contract wins and renewals across the business. In North America, University Place at Indiana University-Purdue University Indianapolis (IN) awarded Flik Conference Center Management a new ten-year contract with annual turnover of £8.6 million. Norfolk State University (VA) awarded Thompson Hospitality a new five-year contract with annual turnover of £3.0 million.

In the UK, West Hertfordshire Hospitals NHS Trust renewed its contract with Medirest for a further five years with annual turnover of £8.6 million. Medirest was also awarded a new five-year contract with Homerton University Hospital NHS Foundation Trust with annual turnover of £4.0 million.

In Continental Europe and Rest of World, Statoil renewed its contract with ESS Offshore for a further five years with annual turnover of £11.5 million (Statfjord A, B & C platforms, North Sea). In France, Bouygues Arc de Seine awarded Eurest a new three-year contract with annual turnover of £1.7 million and in Japan, Japan Post awarded Seiyo Food Systems a new three-year contract with annual turnover of £18.3 million.

Appendix 2

Key profit and loss translation rates for the year ending 30th September 2004

1 pound sterling - US \$1.79
1 pound sterling - Euro €1.47

Approximate translation rate effect of a movement in these key exchange rates

For every 5-cent movement in the US\$ (from the 2004 profit and loss exchange rate of \$1.79), the approximate translation effect on North America 2004 turnover and operating profit (1) would be £89 million and £6 million respectively. The approximate translation effect on Continental Europe and Rest of World 2004 turnover and operating profit (1) would be £8 million and £2 million respectively.

For every 5-cent movement in the Euro (from the 2004 profit and loss exchange rate of €1.47), the approximate translation effect on Continental Europe and Rest of World 2004 turnover and operating profit (1) would be £93 million and £5 million respectively.

Note: (1). Before goodwill amortisation.

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Company	Compass Group PLC
TIDM	CPG
Headline	Doc re. AGM 2005
Released	16:18 15-Feb-05
Number	6432I

RNS Number:6432I
Compass Group PLC
15 February 2005

Compass Group PLC - Annual General Meeting 2005

Copies of the Resolutions passed by way of special business at the Annual General Meeting held on 14 February 2005 have been submitted for publication through the Document Viewing Facility of the UK Listing Authority in accordance with paragraph 9.31 of the Listing Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Director Shareholding
Released	10:15 01-Mar-05
Number	1633J

RNS Number:1633J
Compass Group PLC
1 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF DIRECTOR

ANDREW PATRICK LYNCH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

ANDREW PATRICK LYNCH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

LAPSE OF OPTIONS IN RELATION TO THE COMPANY'S UK SAVING-RELATED SHARE OPTION SCHEME

7) Number of shares/amount of stock acquired

N/A

8) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

9) Number of shares/amount
of stock disposed

2,221

10) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

0.0001% OF ORDINARY SHARES IN ISSUE

11) Class of security

ORDINARY SHARES OF 10 PENCE EACH

12) Price per share

£4.36

13) Date of transaction

1 MARCH 2005

14) Date company informed

1 MARCH 2005

15) Total holding following this notification

TOTAL OPTIONS - 2,927,957

16) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

0.1358% OF ORDINARY SHARES IN ISSUE

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

RONALD MORLEY, TEL. 01932 573000

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 1 MARCH 2005

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The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Director Shareholding
Released	10:21 01-Mar-05
Number	1635J

RNS Number:1635J
Compass Group PLC
1 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF DIRECTOR

CLIVE WILLIAM PATRICK GRUNDY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

CLIVE WILLIAM PATRICK GRUNDY

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

LAPSE OF OPTIONS IN RELATION TO THE COMPANY'S UK SAVINGS-RELATED SHARE OPTION SCHEME

7) Number of shares/amount of stock acquired

N/A

8) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

9) Number of shares/amount of stock disposed

2,221

10) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

0.0001% OF ORDINARY SHARES IN ISSUE

11) Class of security

ORDINARY SHARES OF 10 PENCE EACH

12) Price per share

£4.36

13) Date of transaction

1 MARCH 2005

14) Date company informed

1 MARCH 2005

15) Total holding following this notification

TOTAL OPTIONS - 2,283,332

16) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

0.1059% OF ORDINARY SHARES IN ISSUE

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

RONALD MORLEY, TEL. 01932 573000

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 1 MARCH 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	11:28 02-Mar-05
Number	2301J

RNS Number:2301J
Compass Group PLC
2 March 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FRANKLIN RESOURCES INC AND ITS AFFILIATES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 1 MARCH 2005

11) Date company informed

2 MARCH 2005

12) Total holding following this notification

173,094,367

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

8.03%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 2 MARCH 2005

LETTER TO: COMPASS GROUP PLC
DATED: 1 MARCH 2005

S.198 Companies Act - Disclosure of Share Interests

We are acting on behalf of Franklin Resources, Inc. and its affiliates, which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates. Franklin Resources, Inc., a diversified financial services company, and its affiliates perform investment management, advisory and related services for clients on a global basis.

We wish to advise you of interests in the share capital of your Company under management of Franklin Resources, Inc. and its affiliates on behalf of clients, as detailed in the attached schedule.

FROM: Laura Seidman (Assistant Secretary,
Franklin Templeton Investments)

SCHEDULE

COMPASS GROUP PLC	Outstanding Shares	2,155,543,013
Registered Holder	No. of Shares	% of Class
Bank of New York, London	4,757,154	0.2207%
Bank of New York Europe, London	31,640	0.0015%
Cede New York	8,000	0.0004%
JP Morgan/Chase Nominees Ltd	113,111,606	5.2475%
Citibank Nominees Ltd.	3,009,667	0.1396%
Clydesdale Bank PLC	1,792,220	0.0831%
Euroclear Bank SA Brussels	78,905	0.0037%
HSBC London	3,363,397	0.1560%
Mellon Bank NA	11,089,703	0.5145%
Merrill Lynch London	842,400	0.0391%
Northern Trust Company	6,039,302	0.2802%
Royal Trust Corp of Canada, London	6,373,990	0.2957%
State Street Nominees Limited	22,596,383	1.0483%
TOTAL	173,094,367	8.0302%

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement



Company	ITV PLC
TIDM	ITV
Headline	Director Shareholding
Released	15:54 24-Mar-05
Number	2170K



Compass Group PLC Dividend – 14 March 2005

Individual Savings Account Reinvestment of Shares

On 14 March 2005 following payment of the Compass Group Plc dividend, HSBC Nominees Limited purchased 46 ITV plc ordinary 10p shares on behalf of Henry Staunton and 53 ITV plc ordinary 10p shares on behalf of Charles Allen at a price of 127.7p.

Henry Staunton is now interested in a total of 2,282,842 ITV plc ordinary 10p shares.

Charles Allen is now interested in a total of 3,573,022 ITV plc ordinary 10p shares.

Enquiries:

Anthony Kennaway or Simon Rigby Citigate Dewe Rogerson 020 7638 9571

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Company	Compass Group PLC
TIDM	CPG
Headline	Trading Statement
Released	07:00 31-Mar-05
Number	3764K

RNS Number:3764K
Compass Group PLC
31 March 2005

Compass Group PLC Trading Update

31 March 2005

Compass Group PLC will issue its interim results for the six months ended 31 March 2005 on 18 May 2005. Prior to its close period, the Company today issues the following scheduled trading update.

TRADING

Group
In the first six months of 2005 and for the full year 2005, like-for-like turnover growth for the Group is expected to be at least 6%, with continuing strong performance in North America. Turnover growth has been driven by new business wins and a continued high level of contract retention.

UK
In the first six months and for the full year 2005, like-for-like turnover in the UK is expected to be in line with our expectations, with solid growth in both the Contract and Concession businesses.

We have recently commenced a programme of rationalising some of our back office functions and have taken the decision to invest additional resource into our operational and front line management teams. Both of these initiatives are intended to underpin future profitable growth. Accordingly, there will be an additional cost of approximately £5 million in the first six months and approximately £9 million in the full year 2005.

Continental Europe & Rest of World
As reported in our AGM statement, the picture in Continental Europe & Rest of World Division remains mixed. Asia, Australasia, Latin America and Spain continue to perform well, while Northern Europe and in particular France, Germany and the Netherlands remain very challenging.

Over the last few weeks, we have seen a shift in the volume and mix of our Middle East business as some of our military contracts have been replaced by peacekeeping activity, which is at a lower margin. Our current expectation is that profit in the first six months will be approximately £4 million lower than anticipated and approximately £15 million lower in the full year 2005. The evolving nature of this part of the business makes it slightly more difficult to forecast definitively.

North America
North America continues to perform well. In the full year 2005, profit is expected to be in line with our previous expectations, but slightly weighted towards the first six months of the year, reflecting the flow-through effect of significant purchasing benefits that were realised in the second half of 2004.

Cash Flow

An increased emphasis on the management of cash within the business means that our guidance for the full year 2005 remains unchanged at £350 million to £370 million on a constant currency basis (included in Appendix 2 is a list of the key profit and loss translation rates for the year ending 30 September 2004). The Group's business profile is such that cash flows are seasonal and free cash flow will be weighted towards the second half, as in previous years.

Michael J. Bailey, Chief Executive, said:

"I see 2005 as an important year for the business. Our focus is firmly on putting the necessary actions in place to deliver strong free cash flow generation and improving return on capital employed over the medium term. Since the start of the financial year we have undertaken a number of initiatives to accelerate the delivery of this, including a recently commenced review of our operational and cost structure."

NOTES

A number of adjustments and reclassifications were made to full year 2004 numbers that will have an impact on the comparison of the six months ended 31 March 2005 with the six months ended 31 March 2004. Appendix 1 provides an outline of the relevant pro-forma adjustments.

Today, the Group is announcing a number of important contract wins, the details of which can be found in Appendix 3.

Compass Group PLC is the world's leading foodservice company providing food, vending and related services to clients and customers in the workplace, at school and colleges, hospitals, on the move, at leisure and in defence, offshore and remote locations. Compass Group has annual revenues of £12 billion and employs 400,000 people in over 90 countries.

Teleconference:
A teleconference for investors and analysts will start at 8.00am (BST) on Thursday, 31 March 2005. To participate in the teleconference call dial: +44 (0) 20 7784 1004, password "Compass Group".

A replay of the call will be available for seven days by dialling +44 (0) 20 7784 1024 or +1 718 354 1112. The passcode for both replay numbers is 4700112#.

Enquiries:
Compass Group PLC
Sarah Ellis
Director of Corporate Strategy and Investor Relations +44 (0)1932 573 000

Brunswick
Simon Sporborg +44 (0)20 7404 5959

Appendix 1

Outline of pro-forma adjustments for the six months ended 31 March 2004

Turnover (£m)	UK	CE&ROW	NA	Fuel	Group
2004 reported	1,292	2,549	1,772	231	5,844
Currency (1)	-	(32)	(19)	-	(51)
Defence transfer (2)	(48)	48	-	-	-
2004 acquisitions (3)	15	54	28	-	97
2004 Pro-forma	1,259	2,619	1,781	231	5,890

Notes:
(1) Retranslation of 2004 reported numbers from 2004 half year average rates to 2004 full year average rates.
(2) Transfer of defence business, previously managed from the UK, and now

managed locally.
(3) Adjustment to include a full six month estimate in respect of acquisitions made in 2004.

Operating Profit (£m)	UK	CE&ROW	NA	Associates	Group
2004 reported (1)	133	128	84	1	346
Currency (2)	-	(2)	(1)	-	(3)
Defence transfer (3)	(11)	11	-	-	-
Trading update (4)	(5)	-	-	-	(5)
Pensions charge (5)	(8)	-	-	-	(8)
Purchasing & cost allocation (6)	(9)	6	3	-	-
Accounting items (7)	(6)	(1)	(3)	-	(10)
2004 Pro-forma	94	142	83	1	320

Notes:

(1) Based on continuing activities, including fuel and before goodwill amortisation.
(2) Retranslation of 2004 reported numbers from 2004 half year average rates to 2004 full year average rates.
(3) Transfer of defence business, previously managed from the UK, and now managed locally.
(4) Estimated effect that the issues highlighted on 9th September 2004 had on H1 2004.
(5) H1 2005 impact of additional pension costs in the UK, as highlighted on 30th September 2004.
(6) Reallocation between segments of purchasing income and central costs highlighted on 30th November 2004.
(7) H1 2005 impact of the accounting items, as highlighted on 30th November 2004.

Appendix 2

Key profit and loss translation rates for the year ending 30 September 2004

1 pound sterling - US $1.79
1 pound sterling - Euro €1.47

Approximate translation rate effect of a movement in these key exchange rates
For every 5-cent movement in the US$ (from the 2004 profit and loss exchange rate of $1.79), the approximate translation effect on North America 2004 turnover and operating profit1 would be £89 million and £6 million respectively. The approximate translation effect on Continental Europe & Rest of World 2004 turnover and operating profit1 would be £8 million and £2 million respectively.

For every 5-cent movement in the Euro (from the 2004 profit and loss exchange rate of €1.47), the approximate translation effect on Continental Europe & Rest of World 2004 turnover and operating profit1 would be £93 million and £5 million respectively.

Note: 1. Before goodwill amortisation.

Appendix 3

New contract gains and renewals announced today and previously released in the financial year 2004/2005. Please note that contract gains/renewals announced today are indicated with an '*'.

Business & Industry

- * Sweden - Saab AB Linkoping awarded Eurest a new three-year contract with annual turnover of £1.3 million.
- France - Bouygues Arc de Seine awarded Eurest a new three-year

contract with annual turnover of £1.7 million.

Healthcare

- * Norway - Ulleval Patient Hospital awarded Medirest a new three-year contract with annual turnover of £2.1 million.
- * USA - Rest Haven Christian Services (IL) awarded Morrison Management Specialists a new five-year contract with annual turnover of £4.1 million.
- UK - West Hertfordshire Hospitals NHS Trust renewed its contract with Medirest for a further five years with annual turnover of £8.6 million.
- UK - Homerton University Hospital NHS Foundation Trust awarded Medirest a new five-year contract with annual turnover of £4.0 million.

Education

- * UK - Durham County Council renewed its contract with Scolarest for a further two years with annual turnover of £8.6 million.
- * UK - Millfield School (Somerset) renewed its contract with Scolarest for a further three years with annual turnover of £2.5 million.
- * USA - Olivet College (MI) awarded Chartwell's Higher Education a new ten-year contract with annual turnover of £0.8 million.
- USA - Norfolk State University (VA) awarded Thompson Hospitality a new five-year contract with annual turnover of £3.0 million.

Defence, Offshore & Remote Site

- * UK - Armada project (MoD PFI) awarded ESS Support Services Worldwide a new five-year contract with annual turnover of £4.0 million.

- Norway - Statoil renewed its contract with ESS Offshore for a further five years with annual turnover of £11.6 million, covering Statfjord A, B and C platforms.

Sports & Leisure

- * Germany - SAP Arena (Mannheim) awarded Eurest Sports & Food a new two-year contract with annual turnover of £2.7 million.
- * Japan - Fukuoka Mutual Aid Association awarded Seiyo Food Systems a new five-year contract with annual turnover of £2.3 million.
- * Spain - AVE-Renfe renewed its contract with Railgourmet for a further four years with annual turnover of £24.1 million.
- * UK - Hatfield House awarded Leith's a new ten-year contract with annual turnover of £1.0 million.
- Japan - Japan Post awarded Seiyo Food Systems a new three-year contract with annual turnover of £18.3 million.
- USA - University Place at Indiana University-Purdue University Indianapolis (IN) awarded Flik Conference Center Management a new ten-year contract with annual turnover of £8.5 million.

Vending

- * USA - Cardone Industries, Inc. awarded Vendlink a new one-year contract with annual turnover of £0.5 million.

The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	11:27 05-Apr-05
Number	6220K

RNS Number:6220K
Compass Group PLC
5 April 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FRANKLIN RESOURCES, INC AND ITS AFFILIATES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 4 APRIL, 2005

11) Date company informed

5 APRIL 2005

12) Total holding following this notification

194,341,281

13) Total percentage holding of issued class following this notification

9.01%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ... 5 APRIL 2005 ....

Letter to Compass Group Plc
Dated 4 April 2005

S.198 Companies Act - Disclosure of Share Interests

We are acting on behalf of Franklin Resources, Inc. and its affiliates, which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates. Franklin Resources, Inc., a diversified financial services company, and its affiliates perform investment management, advisory and related services for clients on a global basis.

We wish to advise you of interests in the share capital of your Company under management of Franklin Resources, Inc. and its affiliates on behalf of clients, as detailed in the attached schedule.

If you have any questions regarding this disclosure, please contact Jean Brown at 954-847-2443 or Charles Hopfe at 954-527-2138.
From: Robert Rosselot
Assistant Secretary
Franklin Resources Inc.

SCHEDULE

COMPASS GROUP PLC	Outstanding Shares	2,155,543,013
Registered Holder	No. of Shares	% of Class
Bank of New York, London	4,863,346	0.2256%
Bank of New York Europe,	31,640	0.0015%
Cede	8,000	0.0004%
JP Morgan/Chase Nominees Ltd	127,672,111	5.9230%

Citibank Nominees Ltd.	3,415,244	0.1584%
Clydesdale Bank PLC	1,867,950	0.0867%
Crest	307,080	0.0142%
Euroclear Bank SA	83,825	0.0039%
HSBC	3,916,888	0.1817%
Mellon Bank NA	11,449,207	0.5312%
Merrill Lynch	1,413,100	0.0656%
Northern Trust Company	6,251,683	0.2900%
Royal Trust Corp of Canada, London	7,450,572	0.3456%
State Street Nominees Limited	25,610,635	1.1881%
TOTAL	194,341,281	9.0159%

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	15:19 05-Apr-05
Number	6515K

RNS Number:6515K
Compass Group PLC
5 April 2005

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: COMPASS GROUP PLC

2. NAME OF SCHEME: COMPASS GROUP PLC EXECUTIVE SHARE OPTION PLAN

3. PERIOD OF RETURN: FROM: 01.10.04 TO: 31.03.05

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 4,000,000

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 0

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 4,000,000

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 4,000,000 ORDINARY SHARES OF 10 PENCE EACH LISTED IN OCTOBER 2004

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

2,155,572,024

CONTACT FOR QUERIES

NAME: ANDREW V DERHAM
TELEPHONE: 01932 573159

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	15:21 05-Apr-05
Number	6514K

RNS Number:6514K
Compass Group PLC
5 April 2005

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: COMPASS GROUP PLC

2. NAME OF SCHEME: COMPASS GROUP PLC SAVINGS RELATED SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 01.10.04 TO: 31.03.05

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 1,335,108

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 61,203

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 1,273,905

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 2,000,000 ORDINARY SHARES OF 10 PENCE EACH LISTED IN APRIL 2003

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS. 2,155,572,024

CONTACT FOR QUERIES

NAME: ANDREW V DERHAM
TELEPHONE: 01932 573159

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	15:25 05-Apr-05
Number	6511K

RNS Number:6511K
Compass Group PLC
5 April 2005

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: COMPASS GROUP PLC

2. NAME OF SCHEME: COMPASS GROUP PLC EXECUTIVE SHARE OPTION PLAN

3. PERIOD OF RETURN: FROM: 01.10.04 TO: 31.03.05

4. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD: 100,131

5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD: 0

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:
   100,131

7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:
   8,000,000 ORDINARY SHARES OF 10 PENCE EACH
   LISTED IN APRIL 2003

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
IN ORDER FOR US TO UPDATE OUR RECORDS.

2,155,572,024

CONTACT FOR QUERIES

NAME: ANDREW V DERHAM
TELEPHONE: 01932 573159

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	15:26 05-Apr-05
Number	6516K

RNS Number:6516K
Compass Group PLC
5 April 2005

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: COMPASS GROUP PLC

2. NAME OF SCHEME: COMPASS GROUP PLC MANAGEMENT SHARE OPTION PLAN

3. PERIOD OF RETURN: FROM: 01.10.04 TO: 31.03.05

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 2,000,000

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 165,789

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 1,834,211

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 2,000,000 ORDINARY SHARES OF 10 PENCE EACH LISTED IN OCTOBER 2004

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

2,155,572,024

CONTACT FOR QUERIES

NAME: ANDREW V DERHAM
TELEPHONE: 01932 573159

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	12:43 11-Apr-05
Number	8880K

RNS Number:8880K
Compass Group PLC
11 April 2005

Interest in Shares

Compass Group PLC ("the Company") advises that it received notification on 11 April 2005 from Barclays PLC that with effect from 7 April 2005 it no longer has a notifiable interest in the Company's shares.

No other information has been given.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	10:08 12-Apr-05
Number	9313K

RNS Number:9313K
Compass Group PLC
12 April 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FRANKLIN RESOURCES, INC AND ITS AFFILIATES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 11 APRIL, 2005

11) Date company informed

12 APRIL 2005

12) Total holding following this notification

217,820,743

13) Total percentage holding of issued class following this notification

10.01%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ... 12 APRIL 2005 ....

Letter to Compass Group Plc
Dated 11 April 2005

S.198 Companies Act - Disclosure of Share Interests

We are acting on behalf of Franklin Resources, Inc. and its affiliates, which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates. Franklin Resources, Inc., a diversified financial services company, and its affiliates perform investment management, advisory and related services for clients on a global basis.

We wish to advise you of interests in the share capital of your Company under management of Franklin Resources, Inc. and its affiliates on behalf of clients, as detailed in the attached schedule.

If you have any questions regarding this disclosure, please contact Jean Brown at 954-847-2443 or Charles Hopfe at 954-527-2138.

From: Robert Rosselot
Assistant Secretary
Franklin Resources Inc.

SCHEDULE

COMPASS GROUP PLC	Outstanding Shares	2,155,572,024
Registered Holder	No. of Shares	% of Class
Bank of New York, London	4,876,546	0.2262%
Bank of New York Europe	35,240	0.0016%

Cede	8,000	0.0004%
JP Morgan/Chase Nominees Ltd	149,974,998	6.9575%
Citibank Nominees Ltd.	3,415,244	0.1584%
Clydesdale Bank PLC	1,867,950	0.0867%
Crest	307,080	0.0142%
Euroclear Bank SA	87,425	0.0041%
HSBC	3,928,062	0.1822%
Mellon Bank NA	11,656,328	0.5408%
Merrill Lynch	1,413,100	0.0656%
Northern Trust Company	6,285,983	0.2916%
Royal Trust Corp of Canada, London	8,118,972	0.3767%
State Street Nominees Limited	25,845,815	1.1990%
TOTAL	217,820,743	10.1050%

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	09:53 15-Apr-05
Number	1029L

RNS Number:1029L
Compass Group PLC
15 April 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FRANKLIN RESOURCES, INC AND ITS AFFILIATES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 14 APRIL, 2005

11) Date company informed

    15 APRIL 2005

12) Total holding following this notification

    237,180,200

13) Total percentage holding of issued class following this notification

    11.0%

14) Any additional information

    SEE LETTER BELOW

15) Name of contact and telephone number for queries

    ANDREW V DERHAM
    TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

    Date of Notification ... 15 APRIL 2005 ....

Letter to Compass Group Plc
Dated 14 April 2005

S.198 Companies Act - Disclosure of Share Interests

We are acting on behalf of Franklin Resources, Inc. and its affiliates, which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates. Franklin Resources, Inc., a diversified financial services company, and its affiliates perform investment management, advisory and related services for clients on a global basis.

We wish to advise you of interests in the share capital of your Company under management of Franklin Resources, Inc. and its affiliates on behalf of clients, as detailed in the attached schedule.

If you have any questions regarding this disclosure, please contact Jean Brown at 954-847-2443 or Charles Hopfe at 954-527-2138.

From: Robert Rosselot
Assistant Secretary
Franklin Resources Inc.

SCHEDULE

COMPASS GROUP PLC	Outstanding Shares	2,155,572,024
Registered Holder	No. of Shares	% of Class
Bank of New York, London	4,878,946	0.2263%
Bank of New York Europe	38,440	0.0018%
Cede	8,000	0.0004%

JP Morgan/Chase Nominees Ltd	167,885,485	7.7884%
Citibank Nominees Ltd.	3,469,794	0.1610%
Clydesdale Bank PLC	1,867,950	0.0867%
Crest	307,080	0.0142%
Euroclear Bank SA	91,025	0.0042%
HSBC	3,997,132	0.1854%
Mellon Bank NA	11,673,228	0.5415%
Merrill Lynch	1,413,100	0.0656%
Northern Trust Company	6,289,583	0.2918%
Royal Trust Corp of Canada, London	9,034,522	0.4191%
State Street Nominees Limited	26,225,915	1.2167%
TOTAL	237,180,200	11.0031%

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	12:11 20-Apr-05
Number	2852L

RNS Number:2852L
Compass Group PLC
20 April 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

15 APRIL 2005

11) Date company informed

20 APRIL 2005

12) Total holding following this notification

87,978,961

13) Total percentage holding of issued class following this notification

4.08%

14) Any additional information

SEE BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 20 APRIL 2005

LETTER TO: COMPASS GROUP PLC
18 April 2005

I hereby inform you that as at 15 April 2005 Barclays PLC, through the legal entities listed on the schedule below, has a notifiable interest in the capital of your Company of 4.08%.

Details of this Interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are below.

The issued capital of 2,155,572,024 is the latest figure available to us.

From: Geoff Smith (Barclays Corporate Secretariat)

LEGAL ENTITY REPORT

COMPASS GROUP SEDOL : 0533153

As at 15 April 2005 Barclays PLC, through the legal entities listed below, had a

notifiable interest in 87,978,961 ORD GBP0.10 representing 4.08 % of the issued share capital of 2,155,572,024 units

Legal Entity	Holding	Percentage Held
Barclays Global Investors Australia Ltd	365,300	.0169
Barclays Global Investors Japan Trust	2,632,575	.1221
Barclays Bank Trust Company Ltd	121,489	.0056
Barclays Capital Securities Ltd	28,871,185	1.3394
Barclays Private Bank Ltd	2,650	.0001
Barclays Life Assurance Co Ltd	2,390,791	.1109
Barclays Global Fund Advisors	5,180,509	.2403
Barclays Global Investors Ltd	24,480,465	1.1357
Barclays Private Bank and Trust Ltd	5,653	.0003
Barclays Global Investors Japan Ltd	528,044	.0245
Barclays Global Investors, N.A.	21,845,327	1.0134
Gerrard Ltd	1,554,973	.0721
Group Holding	87,978,961	4.0813

REGISTERED HOLDERS REPORT

COMPASS GROUP

SEDOL: 0533153

As at 15 April 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 87,978,961 ORD GBP0.10 representing 4.08 % of the issued share capital of 2,155,572,024 units.

Registered Holder	Account Designation	Holding
Bank of Ireland		305,281
BARCLAYS CAPITAL NOMINEES LIMI		28,871,185
Barclays Trust Co & Others		23,486
BARCLAYS TRUST CO AS EXEC/ADM		310
Barclays Trust Co DMC69		28,000
Barclays Trust Co E99		7,085
Barclays Trust Co R69		62,608
BNP PARIBAS		67,131
CHASE NOMINEES LTD	16376	1,230,851
CISC MELLON GLOBAL SECURITIES		39,542
INVESTORS BANK AND TRUST CO.		466,290
INVESTORS BANK AND TRUST CO.		61,113
INVESTORS BANK AND TRUST CO.		29,732
INVESTORS BANK AND TRUST CO.		4,189,064
INVESTORS BANK AND TRUST CO.		434,310
INVESTORS BANK AND TRUST CO.		515,475
INVESTORS BANK AND TRUST CO.		28,887
INVESTORS BANK AND TRUST CO.		1,016,297
INVESTORS BANK AND TRUST CO.		611,318
INVESTORS BANK AND TRUST CO.		48,193
INVESTORS BANK AND TRUST CO.		11,001,062
INVESTORS BANK AND TRUST CO.		25,048
INVESTORS BANK AND TRUST CO.		2,931,875
INVESTORS BANK AND TRUST CO.		8,980
INVESTORS BANK AND TRUST CO.		1,030,585
INVESTORS BANK AND TRUST CO.		17,975
INVESTORS BANK AND TRUST CO.		1,760,219
JP MORGAN (BGI CUSTODY)	16331	688,272
JP MORGAN (BGI CUSTODY)	16338	135,066

JP MORGAN (BGI CUSTODY)	16341	1,268,454
JP MORGAN (BGI CUSTODY)	16342	263,091
JP MORGAN (BGI CUSTODY)	16400	23,145,175
JP MORGAN (BGI CUSTODY)	17011	35,908
JP MORGAN (BGI CUSTODY)	18408	104,439
JPMorgan Chase Bank		3,844
JPMorgan Chase Bank		145,750
JPMorgan Chase Bank		22,241
JP MORGAN CHASE BANK		365,300
JPMorgan Chase Bank		290,407
JPMorgan Chase Bank		465,658
JPMorgan Chase Bank		92,409
JPMorgan Chase Bank		20,224
JPMorgan Chase Bank		22,079
JPMorgan Chase Bank		57,287
JPMorgan Chase Bank		296,767
JPMorgan Chase Bank		234,257
JPMorgan Chase Bank		1,153,487
JP MORGAN CHASE BANK		66,075
Mellon Trust - Boston & SF		297,250
Mellon Trust - Boston & SF		100,748
MELLON TRUST OF NEW ENGLAND		124,989
Mitsubishi Trust International		14,228
NORTHERN TRUST BANK - BGI SEPA		135,768
NORTHERN TRUST BANK - BGE SEPA		149,851
NORTHERN TRUST BANK - BGI SEPA		33,224
R C Greig Nominees Limited a/c	BLI	689,408
R C Greig Nominees Limited a/c	CMI	140,391
R C Greig Nominees Limited GPI	GPI	512,526
R C Greig Nominees Limited SAI	SA1	212,648
Reflex Nominees Limited		4,115
Reflex Nominees Limited		1,538
State Street		36,700
STATE STREET BOSTON		186,295
STATE STREET BOSTON		1,530,834
The Northern Trust Co.		19,850
The Northern Trust Co.		60,699
WELLS FARGO SEATTLE - WIRE BAN		37,157
ZEBAN NOMINEES LIMITED		2,650

	Total	87,978,961

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	15:45 21-Apr-05
Number	3643L

RNS Number:3643L
Compass Group PLC
21 April 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class
N/A

7) Number of shares/amount of stock disposed
N/A

8) Percentage of issued Class
N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

18 APRIL 2005

11) Date company informed

21 APRIL 2005

12) Total holding following this notification

84,938,196

13) Total percentage holding of issued class following this notification

3.94%

14) Any additional information

SEE BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ......21 APRIL 2005.................

LETTER TO: Compass Group Pc
18 April 2005

Companies Act 1985 (The Act") - Part VI

I hereby inform you that as at 18 April 2005 Barclays PLC, through the legal entities listed on the schedule below, has a notifiable interest in the capital of your Company of 3.94%.

Details of this Interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are below.

The issued capital of 2,155,572,024 is the latest figure available to us.

From: Geoff Smith (Barclays Corporate Secretariat)

LEGAL ENTITY REPORT

COMPASS GROUP SEDOL : 0533153

As at 18 April 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 84,938,196 ORD GBP0.10 representing 3.94 % of the issued share capital of 2,155,572,024 units

Legal Entity	Holding	Percentage Held
Barclays Capital Securities Ltd	28,871,185	1.3394
Barclays Global Fund Advisors	5,180,509	.2403
Barclays Global Investors Ltd	24,480,465	1.1357
Barclays Private Bank and Trust Ltd	5,653	.0003
Gerrard Ltd	1,554,973	.0721
Barclays Bank Trust Company Ltd	121,489	.0056
Barclays Life Assurance Co Ltd	2,390,791	.1109
Barclays Global Investors Japan Trust & Banking	2,632,575	.1221

Barclays Global Investors Japan Ltd	528,044	.0245
Barclays Private Bank Ltd	2,650	.0001
Barclays Global Investors, N.A.	18,804,562	.8724
Barclays Global Investors Australia Ltd	365,300	.0169
Group Holding	84,938,196	3.9403

REGISTERED HOLDERS REPORT

COMPASS GROUP SEDOL: 0533153

As at 18 April 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 84,938,196 ORD GBP0.10 representing 3.94 % of the issued share capital of 2,155,572,024 units.

Registered Holder	Account Designation	Holding
Bank of Ireland		305,281
BARCLAYS CAPITAL NOMINEES LIMI		28,871,185
Barclays Trust Co & Others		23,486
BARCLAYS TRUST CO AS EXEC/ADM		310
Barclays Trust Co DMC69		28,000
Barclays Trust Co E99		7,085
Barclays Trust Co R69		62,608
CHASE NOMINEES LTD	16376	1,230,851
INVESTORS BANK AND TRUST CO.		8,980
INVESTORS BANK AND TRUST CO.		2,931,875
INVESTORS BANK AND TRUST CO.		11,001,062
INVESTORS BANK AND TRUST CO.		28,887
INVESTORS BANK AND TRUST CO.		8,1934
INVESTORS BANK AND TRUST CO.		1,016,297
INVESTORS BANK AND TRUST CO.		1,030,585
INVESTORS BANK AND TRUST CO.		515,475
INVESTORS BANK AND TRUST CO.		25,048
INVESTORS BANK AND TRUST CO.		466,290
INVESTORS BANK AND TRUST CO.		434,310
INVESTORS BANK AND TRUST CO.		4,189,064
INVESTORS BANK AND TRUST CO.		29,732
INVESTORS BANK AND TRUST CO.		61,113
JP MORGAN (BGI CUSTODY)	16331	688,272
JP MORGAN (BGI CUSTODY)	16338	135,066
JP MORGAN (BGI CUSTODY)	16341	1,268,454
JP MORGAN (BGI CUSTODY)	16342	263,091
JP MORGAN (BGI CUSTODY)	16400	23,145,175
JP MORGAN (BGI CUSTODY)	17011	35,908
JP MORGAN (BGI CUSTODY)	18408	104,439
JPMorgan Chase Bank		365,300
JPMorgan Chase Bank		66,075
JPMorgan Chase Bank		20,224
JP MORGAN CHASE BANK		465,658
JPMorgan Chase Bank		296,767
JPMorgan Chase Bank		290,407
JPMorgan Chase Bank		1,153,487
JPMorgan Chase Bank		234,257
JPMorgan Chase Bank		92,409
JPMorgan Chase Bank		57,287
JPMorgan Chase Bank		22,079
JPMorgan Chase Bank		22,241
JPMorgan Chase Bank		145,750
JP MORGAN CHASE BANK		3,844
Mellon Trust - Boston & SF		297,250

Mitsubishi Trust International		14,228
R C Greig Nominees Limited a/c	BLI	689,408
R C Greig Nominees Limited a/c	CMI	140,391
R C Greig Nominees Limited GPI	GPI	512,526
R C Greig Nominees Limited SAI	SA1	212,648
Reflex Nominees Limited		1,538
Reflex Nominees Limited		4,115
State Street		36,700
STATE STREET BOSTON		1,530,834
STATE STREET BOSTON		186,295
The Northern Trust Co.		60,699
The Northern Trust Co.		19,850
WELLS FARGO SEATTLE - WIRE BAN		37,157
ZEBAN NOMINEES LIMITED		2,650
	Total	84,938,196

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	12:34 22-Apr-05
Number	4113L

RNS Number:4113L
Compass Group PLC
22 April 2005

Letter to RNS

Compass Group PLC ("the Company") advises that it has today received from Barclays PLC ("Barclays") notification that as at 19 April 2005 Barclays no longer had a notifiable interest in the Company's shares.

Copy of the notification received from Barclays is below.

Letter from Compass Group

Letter to Compass Group PLC
Dated 20 April 2005

Companies Act 1985 ("The Act") - Part VI

I refer to our previous correspondence and now inform you that as 19 April 2005 Barclays PLC no longer has a notifiable interest in the capital of your Company.

According to our records your Company's Issued Share Capital is 2,155,572,024.

Letter from Barclays Corporate Secretariat

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	15:04 28-Apr-05
Number	6658L

RNS Number:6658L
Compass Group PLC
28 April 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FRANKLIN RESOURCES, INC AND ITS AFFILIATES, WHICH INCLUDES FRANKLIN MUTUAL ADVISERS, LLC AND TEMPLETON WORLDWIDE, INC AND ITS AFFILIATES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

INTERESTS ARE UNDER THE MANAGEMENT OF FRANKLIN RESOURCES INC AND ITS AFFILIATES ON BEHALF OF CLIENTS. SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

NOT KNOWN

6) Percentage of issued Class (any treasury shares held by company should not be taken in account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

NOT KNOWN

8) Percentage of issued Class

(any treasury shares held
by company should not be
taken in account when
calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE
27 APRIL 2005

11) Date company informed

27 APRIL 2005

12) Total holding following this notification

260,604,941

13) Total percentage holding of issued class following this notification
(any treasury shares held by company should not be taken into account
when calculating percentage)

12.0898%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

RONALD MORLEY
TEL: 01932 573000

16) Name and signature of authorised company official responsible for
making this notification

Date of Notification ...28 APRIL 2005........

S.198 Companies Act - Disclosure of Share Interests

We are acting on behalf of Franklin Resources, Inc. and its affiliates, which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates. Franklin Resources, Inc., a diversified financial services company, and its affiliates perform investment management, advisory and related services for clients on a global basis.

We wish to advise you of interests in the share capital of your Company under management of Franklin Resources, Inc. and its affiliates on behalf of clients, as detailed in the below schedule.

SCHEDULE

COMPASS GROUP PLC	Outstanding Shares	2,155,572,024
Registered Holder	No. of Shares	% of Class
Bank of New York, London	4,900,251	0.2273%
Bank of New York Europe, London	42,340	0.0020%
Cede New York	8,000	0.0004%
JP Morgan/Chase Nominees Ltd	190,025,885	8.8156%
Citibank Nominees Ltd.	3,566,694	0.1655%
Clydesdale Bank PLC	1,792,220	0.0831%
Crest	307,080	0.0142%
Euroclear Bank SA Brussels	92,680	0.0043%
HSBC London	4,076,332	0.1891%
Mellon Bank NA London	11,790,058	0.5470%
Merrill Lynch London	1,413,100	0.0656%
Northern Trust Company	6,308,364	0.2927%
Royal Trust Corp of Canada, London	9,622,822	0.4464%
State Street Nominees Limited	26,659,115	1.2368%
TOTAL	260,604,941	12.0898%

This information is provided by RNS
The company news service from the London Stock Exchange

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82-5101

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Statement re Board update
Released	07:04 09-May-05
Number	0264M

Compass Group PLC
Board Update

9 May 2005

Compass Group PLC today announces Sir Francis Mackay's intention to step down from his position as Chairman by the Annual General Meeting in February 2006.

Sir Francis has been Chairman of Compass Group since 1999. Since the start of the year the Board has been discussing an orderly succession process. In line with that plan a formal search for a new Chairman has commenced.

Enquiries:

Brunswick

Simon Sporborg / Pam Small +44 (0)20 7404 5959

Notes

Compass Group PLC is the world's leading foodservice company providing food, vending and related services to clients and customers in the workplace, at school and colleges, hospitals, on the move, at leisure and in defence, offshore and remote locations. Compass Group has annual revenues of £12 billion and employs 400,000 people in over 90 countries.

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02-3161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	16:58 11-May-05
Number	1948M

RNS Number:1948M
Compass Group PLC
11 May 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FRANKLIN RESOURCES, INC AND ITS AFFILIATES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

10 MAY 2005

11) Date company informed

11 MAY 2005

12) Total holding following this notification

280,509,822

13) Total percentage holding of issued class following this notification

13.01%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .... 11 MAY 2005

Letter to Compass Group PLC

S.198 Companies Act - Disclosure of Share Interests

We are acting on behalf of Franklin Resources, Inc. and its affiliates, which include Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates. Franklin Resources, Inc., a diversified financial services company, and its affiliates perform investment management, advisory and related services for clients on a global basis.

We wish to advise you of interests in the share capital of your Company under management of Franklin Resources. Inc. and its affiliates on behalf of clients, as detailed in the attached schedule.

From: Laura Seidman
Assistant Secretary
Franklin Templeton Investments

SCHEDULE

COMPASS GROUP PLC	Outstanding Shares	2,155,572,024
Registered Holder	No. of Shares	% of Class
Bank of New York, London	4,937,189	0.2290%
Bank of New York Europe, London	49,380	0.0023%
Cede New York	8,000	0.0004%
JP Morgan/Chase Nominees Ltd	205,823,069	9.5484%

Citibank Nominees Ltd.	3,717,204	0.1724%
Clydesdale Bank PLC	1,792,220	0.0831%
Crest	307,080	0.0142%
Euroclear Bank SA Brussels	92,680	0.0043%
HSBC	4,157,942	0.1929%
Mellon Bank NA	12,216,745	0.5668%
Merrill Lynch London	1,413,100	0.0656%
Northern Trust Company	6,506,234	0.3018%
Royal Trust Corp of Canada, London	9,716,472	0.4508%
State Street Nominees Limited	29,772,507	1.3812%
TOTAL	280,509,822	13.0132%

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Interim Results
Released	07:00 18-May-05
Number	4352M

RNS Number:4352M
Compass Group PLC
18 May 2005

PRESS RELEASE
18 May 2005

COMPASS GROUP PLC
INTERIM UNAUDITED RESULTS
FOR THE SIX MONTHS ENDED 31 MARCH 2005

Financial summary For the six months ended 31 March	2005	2004	Reported movement	Constant Currency
Turnover	£6,191m	£5,844m	5.9%	7.8
Operating profit				
- reported	£192m	£210m	(8.6)%	
- underlying (1)	£328m	£346m		(2.9
Operating margin(2)	5.4%	6.1%	(70)bps	
Profit before tax				
- reported	£124m	£145m	(14.5)%	
- underlying(1)	£260m	£282m	(7.8)%	
Basic earnings per share				
- reported	1.9p	2.5p	(24.0)%	
- underlying at constant currency(1)	8.2p	8.5p		(3.5
Free cash flow	£81m	£86m	(5.8)%	
Dividend per ordinary share	3.3p	3.1p	6.5%	

Business summary

- Turnover of £6.2 billion, up 6% on a like for like basis(3).
- Underlying operating profit on constant currency basis 2.9% lower.
- Basic earnings per share on an underlying constant currency basis 3.5% lower.
- Interim dividend of 3.3 pence per share, up 6.5%.
- On track to achieve full year cash flow of £350m - £370m at 2004 exchange rates.
- Will achieve at least 6% like for like growth in the full year.
- Agreed sale of 75% stake in Au Bon Pain for $90m.
- Overhead savings over next 18 months of £50m.
- Objective for improvement in ROCE of 100 basis points over the period 2006-2008.
- Objective to generate £1 billion of free cash flow over the period 2006-2008.

(1) Underlying performance is before goodwill amortisation and excludes discontinued activities.
(2) Excludes fuel, associates and goodwill amortisation.
(3) Like for like growth excludes fuel and is calculated by adjusting for

acquisitions (excluding current year acquisitions and including a full year i: respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior period at current period excha: rates)and compares the results against 2004.

Outlook

We are encouraged by the first half cash position and remain on track to deliver full year free cash flow in the range of £350 million to £370 million at 2004 reported exchange rates.

For the full year, we would expect turnover and margin to continue the trends seen in the first half, helped in particular by continued good performance in North America and a slight pick up in Continental Europe & rest of the world.

Michael J Bailey - Chief Executive - said:

"I am not happy with our recent performance. We need to respond more rapidly than we have to the changes taking place in our market.

The business review I have initiated has already identified an initial set of actions in terms of operational efficiency, for example on overheads. The review is on-going and we will evaluate all opportunities to extract maximum value from Compass Group.

Our objectives over the medium-term (2006-2008) will be to deliver an improvement of 100 basis points in return on capital employed and to generate free cash flow of £1 billion.

I am totally committed to implementing and driving forward the operating, financial and cultural changes necessary to deliver enhanced value for shareholders".

Appointment of new Chairman

As confirmed on 9 May 2005, Sir Francis Mackay will step down as planned from the Board of Compass Group after 19 years, the last 6 years as Chairman, at the Group's Annual General Meeting in February 2006. The Nominations Committee has begun the search to appoint a new Chairman from outside the Group.

Enquiries:

Compass Group PLC	01932 573000
Michael J Bailey	Chief Executive
Andrew Martin	Finance Director
Sarah Ellis	Director of Corporate Strategy and Investor Relations
Brunswick	020 7404 5959

Simon Sporborg
Pamela Small

Website
www.compass-group.com

Presentation and teleconference details are in the attached notes.

OPERATING AND FINANCIAL REVIEW

Compass Group today announces its results for the six months to 31 March 2005. Half year turnover was £6,191 million (2004: £5,844 million) with like for like growth of 6%, in line with expectations. Turnover continues to be driven by new business wins and high levels of contract retention in the Group's primary contract catering business. This growth has been particularly strong in North

America, the UK, Australasia and Latin America. Performance in Continental Europe and elsewhere has been mixed and in some areas remains very challenging.

New business was also driven by the continued trend towards outsourcing particularly in Healthcare and Education and high levels of activity in offshore and remote site locations. An update on contract wins and renewals is attached in the appendix to this release.

Business review

The Group has initiated a comprehensive operational and financial review to identify and confirm the opportunities to drive value creation and performance. The initial conclusion of this on-going review is that there are significant opportunities across the Group.

Operational efficiency gains will come from purchasing, overhead reduction and labour productivity including:

- the on-going roll-out of our procurement model which will be a key driver of operational efficiency and the Group's purchasing teams have been tasked to ensure that growth in food cost across the business continues to be contained at well below market levels;
- a range of labour monitoring, scheduling and reporting tools are being introduced across the Group to drive improvements in labour productivity; and
- following a review of the Group's structure set against the backdrop of operating in over 90 countries and "above unit overheads" of circa £1 billion, a programme is now underway to deliver savings of £50 million over the next 18 months. This will be achieved through restructuring and streamlining the organisation to deliver more effective day to day decision making and control.

The opportunity for enhanced revenue generation lies in adopting a more retail focused approach in terms of product management and development, merchandising and, in particular, pricing.

Return on capital employed (ROCE) and free cash flow

The Group is today announcing medium-term (2006-2008) objectives to improve ROCE by 100 basis points and generate free cash flow of £1 billion over the period.

ROCE in 2004 was 6.4% (restated at a 30% tax rate). For the full year 2005, we currently expect a decline in ROCE which is a reflection of the impact of currency and previously announced trading issues. From this start point, our objective is to increase ROCE by 100 basis points by 2008. This assumes a 30% tax rate throughout and ignores the impact of IFRS, which still has to be finally quantified.

Financial summary For the six months ended 31 March	2005	2004	Reported movement	Constant currency
Turnover	£6,191m	£5,844m	5.9%	7.8
Operating profit				
- reported	£192m	£210m	(8.6)%	
- underlying(1)	£328m	£346m		(2.9
Operating margin(2)	5.4%	6.1%	(70)bps	
Profit before tax				
- reported	£124m	£145m	(14.5)%	
- underlying(1)	£260m	£282m	(7.8)%	
Basic earnings per share				
- reported	1.9p	2.5p	(24.0)%	
- underlying at constant currency(1)	8.2p	8.5p		(3.5

Free cash flow	£81m	£86m	(5.8)%
Dividend per ordinary share	3.3p	3.1p	6.5%

(1) Underlying performance is before goodwill amortisation and excludes discontinued activities.
(2) Excludes fuel, associates and goodwill amortisation.

Turnover growth

The main factors that affected the period on period change in turnover are summarised below.

	%
Like for like growth(1)	6
Contribution from acquisitions	2
Movements in translation rates	(2)
Total - continuing activities	6

(1) Like for like growth excludes fuel and is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior period at current period exchange rates), and compares the results against 2004.

Overall like for like turnover growth of 6% was achieved as a result of new contract gains of 11% offset by contract losses of 5% and marginally positive throughput.

In addition to securing new business, the Group remains focused on client retention, which remained strong at 95%. Like for like turnover growth by sector, by geographic segment, excluding fuel, is set out below.

	North America %	CE & ROW %	UK %	Group %
Contract:				
Business & Industry	11	1	8	5
Defence, Offshore & Remote Site	46	4	9	7
Education	12	-	(2)	6
Healthcare	15	5	6	10
Sports & Leisure	9	-	5	5
Total Contract	12	2	6	6
Vending	4	1	13	3
Travel Concessions (1)	12	2	6	7
Total	12	2	6	6

(1) Travel concessions principally comprises: Creative Host Services and Au Bon Pain in North America; Rail Gourmet, Inflight, airport concessions, motorways in Italy, Japan and Portugal and Mitropa in Continental Europe and rest of the

world; and in the UK, Moto, railways, airports, Harry Ramsden's, Millies Cookies and the remaining hotels.

Divisional performance Six months ended 31 March 2005	2005	2004	Reported movement %	Constant currency movement %	Li for li Moveme
Turnover(1) (£m)					
North America	1,921	1,778	8	14	
Continental Europe & rest of the world	2,666	2,563	4	4	
United Kingdom	1,364	1,272	7	7	
Total - continuing activities	5,951	5,613	6	8	
Fuel(2)	240	231			
Total	6,191	5,844			

Total operating profit(1)(3)(4) (£m)				
Subsidiary undertakings				
North America	97	84	15	25
Continental Europe & rest of the world	141	139	1	2
United Kingdom	89	122	(27)	(27)
	327	345	(5)	(3)
Associates (UK)	1	1	-	-
Total - continuing activities	328	346	(5)	(3)
Discontinued activities - associates (CE&ROW)	-	2		
Total	328	348		

Operating margin(5)(%)		
North America	5.0	4.7
Continental Europe & rest of the world	5.3	5.4
United Kingdom	6.2	9.2
Total - continuing activities	5.4	6.1

(1) Certain minor reclassifications have been made to the previously reported analysis of operations to align with the Group's current management structures. These include the transfer of the defence business previously reported under the UK to Continental Europe & rest of the world.
(2) Fuel turnover comprises £16 million in Continental Europe & rest of the world and £224 million in the UK (2004: £13 million and £218 million respectively).
(3) Total operating profit is before goodwill amortisation of £136 million (2004: £138 million).

(4) Operating profit from subsidiary undertakings includes £4 million in the UK from fuel (2004: £5 million).
(5) Operating margin is based on turnover and total operating profit excluding fuel, associates and goodwill amortisation.

Divisional performance for the six months ended 31 March 2005 is summarised below; the commentary excludes fuel turnover.

North America - 32% Group sales (2004: 32%)

North America reported turnover increased to £1,921 million (2004: £1,778 million) and by 12% on a like for like basis. New business growth has been buoyant across all sectors with only Vending showing a more modest increase at 4% on a like for like basis, reflecting continuing weakness in manufacturing.

Within Contract, Business & Industry has enjoyed good growth of 11% reflecting higher levels of corporate events and increasing participation.

In Healthcare, Morrison and Crothall continued to show strong progress with major new contract mobilisations including Vancouver Island and Fraser Health Authorities. Our position in this important market was further strengthened by the acquisition of HDS Services, the only significant acquisition in the first half, which was completed in January 2005 for £16 million.

In Education, Chartwells continues to deliver strong performance with new contract mobilisations including Newark Public Schools and Case Western Reserve University. Modest positive throughput is being driven by the continued roll out of healthy eating initiatives such as 'Balanced Choices' and 'Breakfast at School'.

Retention and margins continue to be driven by targeted allocation of incremental capital investment.

Total operating profit (excluding associates and goodwill amortisation) on continuing activities increased from £84 million to £97 million, up 15%. Overall, operating margin moved ahead to 5.0% (2004: 4.7%) and strong sales growth has converted through to good growth in operating profit. Increases in food and employee related costs were offset by better pricing, tighter labour controls and good performance in purchasing, including the roll through of purchasing deals completed in the second half of 2004. Second half margin will compare against a particularly strong margin performance in the second half of 2004.

Continental Europe & rest of the world - 45% Group sales (2004: 46%)

Turnover increased to £2,666 million (2004: £2,563 million) with growth of 2% on a like for like basis. Northern Europe continues to be very challenging, with little sign of top line growth. Australia, Asia, Latin America and Spain have enjoyed good trading conditions and delivered strong growth, and this is converting through to operating profit growth. Australia in particular is benefiting from the strength of the remote site business as the extractive industries sector meets the growing demand for crude oil and minerals. In Latin America, we are also seeing good business growth of 17% driven by Chile, Mexico and Brazil.

Within the Contract business which produced overall turnover growth of 2%, Business & Industry managed to maintain last year's levels of activity despite the very challenging markets in Northern Europe where several large clients are restructuring and reducing staff numbers. Japan and Spain showed strong growth rates of 5% and 7% respectively.

Vending grew by 1%, with the core business in Switzerland delivering a 3% increase.

Healthcare produced growth of 5% on a like for like basis, with good growth in Australasia, Latin America and France (a large component of the business) which grew by 4% over last year. Education like for like sales were flat compared with last year; however Italy, Switzerland and Japan performed well.

ESS, which manages a major part of the Group's Defence, Offshore and Remote sites business, produced turnover of £273 million (2004: £285 million). The offshore and remote site businesses have continued to grow strongly, again driven by the growing demand for crude oil and minerals. However, as previously reported, revenues from the Middle East defence businesses are declining, to date being replaced in part by lower margin peacekeeping business.

The integration of the recent Mitropa acquisition was substantially completed in the first half and contributed 2% to sales growth.

Total operating profit (excluding associates and goodwill amortisation) on continuing activities has increased by 1% to £141 million despite the difficult trading conditions in Northern Europe and the impact of the reduction in the volume and margin of our Middle East business. Overall, operating margins remained broadly in line with the prior period at 5.3% (2004: 5.4%). In the first half we have spent £5 million on restructuring the Northern Europe business, and we would expect to see the benefit of reduced overhead costs flow through in the second half. In Japan, we continue to see progress in moving the margin forward. Australia has seen good margin progression helped by the strong remote site business. ESS operating profit was £22 million (2004: £33 million) with the reduction principally arising due to the slow down in Middle East military activity, some restructuring costs and opening costs for new UN peacekeeping contracts (the benefit of which should flow through in the second half). For the full year overall, the impact on margins from purchasing and Japan is likely to be offset by lower Middle East margins.

UK - 23% Group sales (2004: 22%)

Turnover was £1,364 million in the period (2004: £1,272 million) up 6%. In Contract, like for like sales also increased by 6% with solid performances in all sectors except Education, which saw sales decline by 2%. Major contracts mobilised included the Shell Centre and the Earls Court & Olympia exhibition centres.

All Leisure successfully integrated last year's acquisition of the Keith Prowse hospitality business and is now able to deliver a 'one source' hospitality service to a wide range of the UK's most prestigious sporting and cultural events.

Travel Concessions achieved like for like growth of 6% with Rail performing strongly, with the continuing roll out of the M&S Simply Food concept. The Travel Concessions business remains heavily weighted towards the second half.

Total operating profit (excluding associates and goodwill amortisation) on continuing activities was £89 million (2004: £122 million). The reduction primarily arising due to the effects of the matters reported during the second half of 2004 including increased distribution costs, higher pension charges, accounting changes and a more accurate allocation of purchasing income and central costs. The underlying UK first half 2004 margin post these items was 6.9%. In first half 2005, we have incurred £5 million of expenditure relating to the investment in operational and front line management teams as referred to in our 31 March trading update. The margin achieved overall in the period was 6.2%. We are now winning and retaining an increasing amount of business with a lower level of capital spend, but at a lower margin and this trend, together with increasing cost pressures, is likely to impact margins for the full year.

Group operating profit

Total operating profit from continuing activities, including associates but

before goodwill amortisation was £328 million (2004: £346 million).

Interest

Net debt at 31 March 2005 was £2,494 million (30 September 2004: £2,373 million). Net interest for the period was £68 million (2004: £65 million).

Profit before taxation

Profit before taxation and goodwill amortisation decreased by 8% from £283 million to £260 million.

Taxation

The overall Group tax charge was £65 million giving an overall tax rate on ordinary activities of 25% of profit before tax and goodwill amortisation, which is below the UK corporate tax rate of 30%. The main reasons for the lower rate are the recognition of reliefs associated with past acquisitions (2%), losses brought forward (2%), the tax deductibility of part of the Group's goodwill (2%), and the benefit of prior year items (2%), offset by higher overseas tax rates (3%).

Under IFRS (see more detailed comments below), the earnings benefit of the tax deduction for goodwill in the US will no longer be available, although there is no cash tax impact. Overall, the Group's tax rate under IFRS is expected to be more volatile than under UK GAAP. This, combined with the 2005 Budget impact on cross border financing structures, means it is now likely that the Group's tax charge for 2006 onwards is expected to move to around 30% (previously mid to high 20's) and that the cash tax rate is expected to move to mid to high 20's (previously mid 20's).

Goodwill amortisation

The goodwill amortisation charge for the period was £136 million (2004: £138 million).

Earnings per share

Basic and diluted earnings per share on a reported basis, after goodwill amortisation, were both 1.9 pence (2004: 2.5 pence and 2.4 pence on a basic and diluted basis respectively). Basic earnings per share before goodwill amortisation for the period was 8.2 pence (2004: 8.8 pence).

Underlying basic earnings per share before goodwill amortisation, adjusting for discontinued activities and currency translation, is down by 3.5% period on period at 8.2 pence per share. Attributable profit and basic earnings per share are reconciled below.

	Attributable profit		Basic earnings per share		
	2005 £m	2004 £m	2005 Pence	2004 Pence	Change
Reported	41	53	1.9	2.5	(24.0)%
Goodwill amortisation	136	138			
Before goodwill amortisation	177	191	8.2	8.8	(6.8)%

Currency translation	-	(8)			
Underlying	177	183	8.2	8.5	(3.5)%

The effect of currency translation is calculated by applying 2005 translation rates to 2004 attributable profit.

Dividends

The recommended interim dividend is 3.3 pence per share (2004: 3.1 pence per share), an increase over the 2004 interim dividend per share of 6.5%.

Disposals

Today, the Group announces the agreed sale of a 75% stake in the North American bakery cafe chain, Au Bon Pain, for a consideration of $90 million. Under the terms of the transaction the Group will retain a 25% equity stake, Au Bon Pain's airport operations and an exclusive franchise for core Compass business channels such as vending, business and industry and education. Au Bon Pain has 224 outlets and, in the year ended 30 September 2004, revenues relating to the parts of the business being sold were circa £100 million and operating profit was circa £4 million. Au Bon Pain was acquired by the Group in December 2000. Profits on disposal of businesses and fixed assets were £nil million (2004: £5million). For the full year, profits on disposals are expected to total circa £10 million arising in Continental Europe & rest of world and North America rather than in the UK as previously anticipated.

Acquisitions

The Group's strategic focus continues to be on the organic development of its existing core businesses. During the period, the Group purchased businesses for £30 million with £1 million of the aggregate purchase price being deferred consideration payable in the future and including £3 million of cash acquired. The Group also purchased further shares in companies not wholly owned, for £61 million. The most significant of these was a further 30% of the remaining share capital in Onama, the Group's Italian contract catering business, for £41 million taking the Group's total share holding to 90%. The Group also paid £14 million of deferred consideration in the period in respect of prior year acquisitions.

The Group does not anticipate any significant further spend on new acquisitions in the remainder of the 2005 financial year. Further deferred consideration payments of circa £20 million are anticipated in respect of prior year acquisitions.

Cash flow

Net cash flow from operations was in line with last year at £373 million. Free cash flow for the first half of 2005 was £81 million (2004: £86 million).

Payments in respect of provisions for liabilities and charges absorbed £14 million (2004: £24 million). £10 million was spent on reducing liabilities in respect of insurance, pensions and other post-employment benefits, £3 million on settling onerous contracts and £1 million in respect of legal and other claims.

Interest payments absorbed a net £78 million (2004: £58 million). Interest paid was higher principally because of the effect of the swap monetisation concluded in the second half of 2004.

The net tax paid in 2005 of £43 million (2004: £35 million) represents 17% of profit before tax and goodwill amortisation and is significantly less than the

total tax charge for the period of £65 million. The main reasons for this difference are tax losses brought forward and utilised in the year, capital allowances in excess of depreciation and the timing of tax payments. The Group's cash tax rate is likely to be in the range of 18-20% for full year 2005.

Net capital expenditure absorbed £164 million (2004: £182 million).

The Group is in the process of finalising discussions with the trustees of the UK pension schemes. Our current estimates indicate an increase in the Group's cash contributions to these schemes from 2006 onwards in the range £10 million to £15 million per annum.

International Financial Reporting Standards

We are well advanced with preparation for the adoption of International Financial Reporting Standards (IFRS) and, as previously announced, the Group will adopt IFRS for the first time in respect of its 2006 financial reporting. The work we have completed indicates that the expected UK GAAP to IFRS adjustments having the most significant impact on the Group's projected 2005 earnings are:

- Ceasing to amortise goodwill;
- Accounting for the costs of share based payments; and
- The loss of the income statement benefit of tax deductions on overseas goodwill.

The combined impact of these adjustments would be an estimated increase of £200 million to £220 million in the Group's profit for the financial year under IFRS. Before goodwill amortisation the Group's profit for the financial year under IFRS is estimated to be in the range £55 million to £65 million lower than under UK GAAP. This would equate to an increase in earnings per ordinary share of 120% - 140% on a post goodwill amortisation basis or a reduction in earnings per ordinary share of 13% - 15% on a pre goodwill amortisation basis.

The above estimate of the impact of adopting IFRS on 2005 earnings does not take into account a number of smaller differences which in aggregate are not currently anticipated to result in material adjustments between reported earnings under UK GAAP and IFRS. They also do not reflect the possible effect on earnings of the IAS 39 requirements relating to financial instruments which cannot be quantified until the year end value of these financial instruments is known. IAS 39 hedging rules mean that hedge accounting treatment will not apply to all the Group's net investment and interest rate hedges and consequently will result in some income statement volatility caused by changes to market interest and foreign exchange rates.

The expected UK GAAP to IFRS adjustments having the most significant impact on the Group's opening IFRS balance sheet at 30 September 2004, are:

- The recognition of additional pension liabilities amounting to approximately £220 million - £240 million arising from the requirements of IAS 19 Employee Benefits;

- Existing goodwill in the Group balance sheet being 'frozen' at the 30 September 2004 level of circa £4.2 billion and no longer subject to amortisation. The balance will however be subject to annual impairment testing and movements in exchange rates;

- IAS10 Events after the Balance Sheet Date does not permit recognition of a proposed dividend as a liability; consequently, at 30 September 2004, the liability for the final dividend of £134 million will be added back to reserves; and

- IAS 32 and IAS 39 require the Group to recognise as a liability the discounted acquisition cost associated with the potential exercise of put

options held by minority shareholders. This will reduce net assets at 30 September 2004 by an estimated £200 million.

The first financial information to be reported by the Group in accordance with IFRS will be for the six months ending 31 March 2006 but the requirement to present comparative information means that a balance sheet as at 30 September 2004 and primary statements for the six months to 31 March 2005 and the year to 30 September 2005, prepared in accordance with IFRS, will also be required. The Group will continue to report its consolidated financial statements in accordance with UK GAAP for the year to 30 September 2005.

The above estimate of the adjustments required has been based on the Group's current knowledge and understanding of the requirements of IFRS, although IFRS standards, interpretation and practice continue to evolve.

Outlook

We are encouraged by the first half cash position and remain on track to deliver full year free cash flow in the range of £350 million to £370 million at 2004 reported exchange rates.

We would expect turnover and margin to continue the trends seen in the first half, helped in particular by continued good performance in North America and a slight pick up in Continental Europe & rest of world.

Michael J Bailey
Chief Executive

Sir Francis H Mackay
Chairman

NOTES

(a) The financial information set out in the announcement relating to 30 September 2004 does not constitute the Company's statutory accounts for the year ended 30 September 2004 but is derived from those accounts, which have been filed with the Registrar of Companies. The auditors have reported on those accounts; their report was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

(b) Forward looking statements

This Press Release contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

(c) The timetable for the proposed interim dividend of 3.3p per share is as follows:

Ex dividend date:	13 July 2005
Record date:	15 July 2005
Payment date:	15 August 2005

(d) A presentation for analysts and investors will take place at 9:30 am (BST/London) on Wednesday 18 May 2005 at Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1.

The live presentation can also be accessed via both a webcast and dial-in

teleconference starting at 9:30 am:

- To listen to the live presentation via teleconference, dial (UK) +44 20 7784 1018.

- To view the presentation slides and/or listen to a live audio webcast of the presentation, go to www.compass-group.com or www.cantos.com.

- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconference and webcast:

- A teleconference replay of the presentation will be available for five working days, until 24 May 2005. To hear the replay, dial (UK) +44 20 7784 1024 or (US) +1 718 354 1112. The replay passcode is 1580174#.
- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com.

For North American based investors, there will be a question and answer conference call starting at 1:00pm (EDT/New York)

- To participate in the live question and answer session via conference call, dial (US) +1 718 354 1152.

- A teleconference replay of the call will be available for five working days, until 24 May 2005. To hear the replay, dial (US) +1 718 354 1112. The replay passcode is 5146017#.

- The North American investor conference call will also be audio webcast live, and archived for replay, at www.compass-group.com and www.cantos.com.

Enquiries:

Compass Group PLC	01932 573000
Michael J Bailey	Group Chief Executive
Andrew Martin	Group Finance Director
Sarah Ellis	Director of Corporate Strategy and Investor Relations
Brunswick	+ 44 (0) 20 7404 5959
Simon Sporborg	
Pamela Small	

Website
www.compass-group.com.

Compass Group is the world's largest foodservice company with annual revenues of some £12 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world. For more information visit www.compass-group.com.

Appendix

CONTRACT GAINS AND RENEWALS

1. New contract gains and renewals announced today and previously released in the financial year 2004/2005. Please note that contract gains/ renewals announced today are indicated with an '*'.

Contract

Business & Industry

- * UK - Centrica renewed and extended its contract with Eurest for a further five years with annual turnover of £4.2 million (includes previously

announced Selecta contract with annual turnover of £1.4 million).
- * Germany - Alcatel (Stuttgart & Berlin) awarded Eurest a new five-year contract with annual turnover of £3.0 million.
- * USA - AT&T awarded Eurest, in conjunction with Canteen, a new three-year contract with annual turnover of £2.7 million.
- Sweden - Saab AB Linkoping awarded Eurest a new three-year contract with annual turnover of £1.3 million.
- France - Bouygues Arc de Seine awarded Eurest a new three-year contract with annual turnover of £1.7 million.
- Japan - Japan Post awarded Seiyo Food Systems a new three-year contract with annual turnover of £18.3 million.

Defence, Offshore & Remote Site

- * Australia - Commonwealth Government of Australia (Department of Defence, Corporate Services and Infrastructure Group) awarded ESS a new five-year contract with annual turnover of £13.1 million.
- * UK - Transcocean awarded ESS Support Services Worldwide a new two-year contract with annual turnover of £2.8 million.
- * Norway - Bechtel awarded ESS Onshore AS Norway a new two-year contract with annual turnover of £2.8 million.
- UK - Armada project (MoD PFI) awarded ESS Support Services Worldwide a new five-year contract with annual turnover of £4.0 million.
- Norway - Statoil renewed its contract with ESS Offshore for a further five years with annual turnover of £11.6 million, covering Statfjord A, B and C platforms.

Healthcare

- * Morocco - University Hospital of Rabat (CHIS) awarded Eurest Maroc a new five-year contract with annual turnover of £1.9 million.
- * Sweden - Maria Gamla Stan District Council awarded Medirest a new three-year contract with annual turnover of £1.5 million.
- * USA - Trinitas Hospital (NJ) awarded Morrison Management Specialists, in conjunction with Crothall and Canteen Vending, a new five-year contract with annual turnover of £1.0 million.
- Norway - Ulleval Patient Hospital awarded Medirest a new three-year contract with annual turnover of £2.1 million.
- USA - Rest Haven Christian Services (IL) awarded Morrison Management Specialists a new five-year contract with annual turnover of £4.1 million.
- UK - West Hertfordshire Hospitals NHS Trust renewed its contract with Medirest for a further five years with annual turnover of £8.6 million.
- UK - Homerton University Hospital NHS Foundation Trust awarded Medirest a new five-year contract with annual turnover of £4.0 million.

Education

- * USA - Chicago Public Schools expanded and extended its contract with Chartwells-Thomson Hospitality for a further year with annual incremental turnover of £14.7 million.
- * USA - Edinboro University awarded Chartwells Higher Education Dining Services a new seven-year contract with annual turnover of £2.7 million.
- UK - Durham County Council renewed its contract with Scolarest for a further two years with annual turnover of £8.6 million.
- UK - Millfield School (Somerset) renewed its contract with Scolarest for a further three years with annual turnover of £2.5 million.
- USA - Olivet College (MI) awarded Chartwell's Higher Education a new ten-year contract with annual turnover of £0.8 million.
- USA - Norfolk State University (VA) awarded Thomson Hospitality a new five-year contract with annual turnover of £3.0 million.

Correctional

- * Netherlands - The Directorate for Temporary Detention and Special Facilities awarded Eurest a new four-year contract with annual turnover of £2.8 million.
- * Mexico - Reclusorios Edo Jalisco awarded Eurest a new one-year contract with annual turnover of £2.6 million.

Sports & Leisure

- * UK - Bristol Zoo Gardens awarded Milburns (All Leisure) a new ten-year contract with annual turnover of £1.8 million.
- Germany - SAP Arena (Mannheim) awarded Eurest Sports & Food a new two-year contract with annual turnover of £2.7 million.
- Japan - Fukuoka Mutual Aid Association awarded Seiyo Food Systems a new five-year contract with annual turnover of £2.3 million.
- UK - Hatfield House awarded Leith's a new ten-year contract with annual turnover of £1.0 million.
- USA - University Place at Indiana University-Purdue University Indianapolis (IN) awarded Flik Conference Center Management a new ten-year contract with annual turnover of £8.5 million.

Vending

- * USA - United Parcel Service awarded Canteen a new five-year contract with annual turnover of £1.0 million.
- USA - Cardone Industries, Inc. awarded Vendlink a new one-year contract with annual turnover of £0.5 million.

Travel Concessions

- * Norway - Oslo Lufthavn AS extended its contract with SSP for a further seven years with annual turnover of £17.2 million.
- * Boston Logan International Airport awarded Creative Host Services a new eight-year contract with annual turnover of £1.5 million.
- Spain - AVE-Renfe renewed its contract with Rail Gourmet for a further four years with annual turnover of £24.1 million.

INDEPENDENT REVIEW REPORT TO COMPASS GROUP PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 31 March 2005 which comprises the consolidated profit and loss account, the consolidated balance sheet, the consolidated statement of total recognised gains and losses, the consolidated cash flow statement, the notes to the consolidated cash flow statement and related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting

polices and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2005.

Deloitte & Touche LLP
Chartered Accountants
London
18 May 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 31 March 2005

In £ million	Notes	Before goodwill amortisation	Goodwill amortisation	2005 Reviewed	2004 Reviewed	A
Turnover						
Continuing activities		6,185	-	6,185	5,844	
Acquisitions		6	-	6	-	
Total turnover	2	6,191	-	6,191	5,844	
Operating costs		(5,864)	(136)	(6,000)	(5,637)	(
Operating profit						
Continuing activities		327	(136)	191	207	
Acquisitions		-	-	-	-	
	2	327	(136)	191	207	
Share of operating profits of associated undertakings						
Continuing activities		1	-	1	1	

Discontinued activities		-	-	-	2
Total operating profit: Group and share of associated undertakings	2	328	(136)	192	210
Interest receivable and similar income		1	-	1	4
Interest payable and similar charges		(69)	-	(69)	(69)
Net interest		(68)	-	(68)	(65)
Profit on ordinary activities before taxation		260	(136)	124	145
Tax on profit on ordinary activities	3	(65)	-	(65)	(73)
Profit on ordinary activities after taxation		195	(136)	59	72
Equity minority interests		(18)	-	(18)	(19)
Profit for the financial period		177	(136)	41	53
Equity dividends	4	(71)	-	(71)	(66)
Amount transferred to/(from) reserves	7	106	(136)	(30)	(13)
Basic earnings per ordinary share	5			1.9p	2.5p
Basic earnings per ordinary share - excluding goodwill					

amortisation	5	8.2p			8.8p
Diluted earnings per ordinary share	5			1.9p	2.4p
Diluted earnings per ordinary share - excluding goodwill amortisation	5	8.2p			8.8p

The half-year results are unaudited but have been reviewed by the auditors. The results for the year ended 30 September 2004 do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985 and have been extracted from the Group's published accounts for that year which have been filed with the Registrar of Companies. The audit report on these accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

CONSOLIDATED BALANCE SHEET
As at 31 March 2005

In £ million	Notes	31 Mar 2005 Reviewed	31 Mar 2004 Reviewed	30 Sep 2004 Audited
Fixed assets				
intangible assets		4,148	4,217	4,223
Tangible assets		1,822	1,735	1,805
Investments		35	75	30
		6,005	6,027	6,058
Current assets				
Stocks		282	251	279
Debtors: amounts falling due within one year		1,734	1,549	1,568
amounts falling due after more than one year		283	271	287
Cash at bank and in hand		272	284	266
		2,571	2,355	2,400
Creditors: amounts falling due within one year		(2,944)	(2,900)	(2,872)
Net current liabilities		(373)	(545)	(472)
Total assets less current liabilities		5,632	5,482	5,586
Creditors: amounts falling due after more than one year		(2,728)	(2,500)	(2,665)
Provisions for liabilities and charges	6	(388)	(399)	(385)

Equity minority interests		(69)	(58)	(54)
Net assets		2,447	2,525	2,482
Capital and reserves				
Called up share capital		216	215	216
Share premium account	7	93	92	93
Capital redemption reserve	7	9	9	9
Merger reserve	7	4,170	4,170	4,170
Profit and loss account	7	(2,040)	(1,960)	(2,005)
Less: own shares		(1)	(1)	(1)
Total equity shareholders' funds	8	2,447	2,525	2,482

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the six months ended 31 March 2005

In £ million	2005 Reviewed	2004 Reviewed	Year ended 30 Sep 2004 Audited
Profit for the financial period	41	53	180
Currency translation differences on foreign currency net investments	(5)	21	(17)
Total gains and losses recognised in the period	36	74	163

CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 31 March 2005

In £ million	Notes	2005 Reviewed	2004 Reviewed	Year ended 30 Sep 2004 Audited
Net cash inflow from operating activities	I	373	373	735
Dividends from associated undertakings		2	2	4
Returns on investments and servicing of finance				
Interest received		1	3	5
Interest paid		(78)	(60)	(134)
Proceeds from termination of interest rate swaps		-	- -	104
Interest element of finance lease rental payments		(1)	(1)	(2)
Dividends paid to minority interests		(9)	(14)	(30)

Net cash outflow from returns on investments and servicing of finance		(87)	(72)	(57)
Taxation				
Tax received		13	1	5
Tax paid		(56)	(36)	(112)
Net tax paid		(43)	(35)	(107)
Capital expenditure and financial investment				
Purchase of tangible fixed assets		(175)	(196)	(365)
Sale of tangible fixed assets		11	14	36
Total capital expenditure and financial investment		(164)	(182)	(329)
Free cash flow		81	86	246
Acquisitions and disposals				
Purchase of subsidiary companies and investments in associated undertakings		(101)	(50)	(167)
Net proceeds from businesses held for resale		-	-	19
Sale of minority interest		-	-	3
Sale of subsidiary companies and associated undertakings		-	6	64
Total acquisitions and disposals		(101)	(44)	(81)
Equity dividends paid		(134)	(183)	(249)
Net cash outflow from investing activities		(235)	(227)	(330)
Net cash outflow before financing		(154)	(141)	(84)
Financing				
Issue of ordinary share capital		-	8	10
Repurchase of share capital		-	(91)	(91)
Purchase of own shares, net		-	(1)	(1)
Debt due within a year:				
Decrease in bank loans and loan notes		(42)	(47)	(26)
Debt due after a year:				
Increase in bank loans and loan notes		122	291	270
Capital element of finance lease rentals		(9)	(14)	(21)
Net cash inflow from financing		71	146	141

(Decrease)/increase in cash in the period		(83)	5	57

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 31 March 2005

	In £ million	2005 Reviewed	2004 Reviewed	Year ended 30 Sep 2004 Audited
I	Reconciliation of operating profit to net cash inflow from operating activities:			
	Operating profit before goodwill amortisation	328	348	775
	Depreciation	136	130	258
	EBITDA	464	478	1,033
	Profit on disposal of fixed assets and businesses	-	(5)	(18)
	Share of profits of associated undertakings	(1)	(3)	(4)
	Expenditure in respect of provisions for liabilities and charges	(14)	(24)	(73)
	Increase in stocks	(8)	(37)	(57)
	Increase in debtors	(183)	(105)	(110)
	Increase/(decrease) in creditors	115	69	(36)
	Net cash inflow from operating activities	373	373	735

II	Reconciliation of net cash flow to movement in net debt			
	(Decrease)/increase in cash in the period	(83)	5	57
	Cash flow from change in debt and lease finance	(71)	(230)	(223)
	Change in net debt resulting from cash flows	(154)	(225)	(166)
	Loans acquired with subsidiaries and changes in finance leases	(8)	(7)	(19)
	Effect of foreign exchange rate changes	41	176	120
	Movement in net debt in the period	(121)	(56)	(65)
	Opening net debt	(2,373)	(2,308)	(2,308)
	Closing net debt	(2,494)	(2,364)	(2,373)

	In £ million	1 Oct 2004	Cash flow	Exchange movements	Other non-cash changes	31 Mar 2005
III	Analysis of net					

debt:

Cash at bank and in hand	266	9	(3)	-	272
Overdrafts	(14)	(92)	2	-	(104)
	252	(83)	(1)	-	168
Debt due within one year	(85)	42	-	-	(43)
Debt due after one year	(2,486)	(122)	41	-	(2,567)
Finance leases	(54)	9	1	(8)	(52)
	(2,625)	(71)	42	(8)	(2,662)
Total	(2,373)	(154)	41	(8)	(2,494)

NOTES TO THE FINANCIAL STATEMENTS
For the six months ended 31 March 2005
1. Basis of preparation

The results of Compass Group PLC for the six months ended 31 March 2005 have been prepared on the basis of the accounting policies disclosed in the 2004 Annual Report. Certain minor reclassifications have been made to the previously reported geographical analysis of operations (note 2) to align with the Group's current management structures. These include the transfer of the defence business included in the United Kingdom segment in the six months to 31 March 2004 to Continental Europe and rest of the world.

2. Turnover and operating profit	Continuing activities	Acquisitions	2005 Reviewed	2004 Reviewed	30 S
In £ million					
Turnover					
Foodservice					
Geographical analysis:					
- North America	1,915	6	1,921	1,778	
- Continental Europe and the rest of the world	2,682	-	2,682	2,576	
- United Kingdom	1,588	-	1,588	1,490	
	6,185	6	6,191	5,844	
Operating profit (before goodwill amortisation)					
Foodservice					
- The Company and its subsidiary companies	327	-	327	345	
- Associated undertakings - Continuing	1	-	1	1	

- Discontinued	-	-	-	2
	328	-	328	348
Geographical analysis:				
- North America				
The Company and its subsidiary companies	97	-	97	84
- Continental Europe and the rest of the world				
The Company and its subsidiary companies	141	-	141	139
Associated undertakings - Continuing	-	-	-	-
- Discontinued	-	-	-	2
- United Kingdom				
The Company and its subsidiary companies	89	-	89	122
Associated undertakings	1	-	1	1
	328	-	328	348
Amortisation of goodwill - continuing operations				
- North America	(23)	-	(23)	(23)
- Continental Europe and the rest of the world	(35)	-	(35)	(38)
- United Kingdom	(78)	-	(78)	(77)
	(136)	-	(136)	(138)
Total operating profit	192	-	192	210

Total operating profit after goodwill amortisation for the half-year ended 31 March 2005 relates to foodservice analysed as North America £74 million, Continental Europe and the rest of the world £106 million and United Kingdom £12 million, (2004 half-year: £61 million, £103 million and £46 million respectively and full year ended 30 September 2004: £142 million, £219 million and £139 million respectively).

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the six months ended 31 March 2005

3. Tax on profit on ordinary activities	2005 Reviewed	2004 Reviewed	Year Ended 30 Sep 2004 Audited

In £ million

UK corporation tax	22	15	49
Overseas tax payable	50	53	105
UK tax on share of profits of associated undertakings	1	-	1
Overseas tax on share of profits of associated undertakings	-	1	2
	73	69	157
UK deferred tax	2	15	18
Impact of discounting UK deferred tax	-	(1)	(1)
Overseas deferred tax	9	-	17
Impact of discounting overseas deferred tax	(5)	(4)	(12)
	79	79	179
Adjustments in respect of prior years:			
UK corporation tax	(3)	(2)	10
Overseas tax payable	(12)	(3)	(32)
UK deferred tax	-	(1)	(2)
Overseas deferred tax	1	-	(3)
	(14)	(6)	(27)
Tax on profit on ordinary activitities	65	73	152

United Kingdom corporation tax has been charged at 30% (2004: 30%).

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the six months ended 31 March 2005

4. Dividends	Pence per share	2005 Reviewed £m	Pence per share	2004 Reviewed £m
Dividends on ordinary shares of 10p each				
Interim	3.3p	71	3.1p	66
Final	-	-	-	-
	3.3p	71	3.1p	66

5. earnings per share	2005 Before goodwill amortisation Reviewed	2005 After goodwill amortisation Reviewed	2004 Before goodwill amortisation Reviewed	2004 After goodwill amortisation Reviewed

In £ million

Attributable profit for basic and diluted earnings per share	177	41	191	53
Millions of ordinary shares of 10p each				
Average number of shares for basic earnings per share	2,155	2,155	2,162	2,162
Dilutive share options	1	1	10	10
Average number of shares for diluted earnings per share	2,156	2,156	2,172	2,172
Basic earnings per share (pence)	8.2p	1.9p	8.8p	2.5p
Diluted earnings per share (pence)	8.2p	1.9p	8.8p	2.4p

Earnings per share before goodwill amortisation shows the impact of goodwill amortisation on underlying earnings.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the six months ended 31 March 2005

6. Provisions for liabilities and charges	Pensions and other post employment benefits	Insurance	Onerous contracts	Legal and other claims	Environ
In £ million					
At 1 October 2004	253	38	31	52	
Expenditure in the period	(8)	(2)	(3)	(1)	
Charged to profit and loss account	9	7	-	-	
Credited to profit and loss account	-	-	-	-	
Reclassified	4	-	-	-	
Currency adjustment	(1)	-	-	(2)	

At 31 March 2005	257	43	28	49	

Pensions and other post-employment benefits and insurance relate to the costs of self-funded pension schemes or statutory retirement benefits and self-funded insurance schemes respectively and are essentially long-term in nature. Onerous contracts represent the liabilities in respect of short and long term leases on non-utilised properties and other contracts lasting under five years. Legal and other claims relate principally to provisions for the cost of litigation and sundry other claims. the timing of the settlement of these claims is uncertain. Environmental provisions are in respect of liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment.

7. Reserves	Share premium account	Capital redemption reserve	Merger reserve	Consolidated profit and Before goodwill written off	Good written
In £ million					
At 1 October 2004	93	9	4,170	127	(2,
Foreign exchange reserve movements	-	-	-	(5)	
Retained loss for the period	-	-	-	(30)	
At 31 March 2005	93	9	4,170	92	(2,

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the six months ended 31 March 2005

8. Reconciliation of movements in consolidated shareholders' funds	2005 Reviewed	2004 Reviewed	Year ended 30 Sep 2004 Audited
In £ million			
Profit for the financial period	41	53	180
Dividends	(71)	(66)	(200)
	(30)	(13)	(20)
Currency translation differences on foreign currency net investments	(5)	21	(17)
Issue of shares	-	8	10
Repurchase of shares	-	(69)	(69)
Purchase of own shares	-	(1)	(1)
Net reduction in shareholders' funds	(35)	(54)	(97)
Opening shareholders' funds	2,482	2,579	2,579
Closing shareholders' funds	2,447	2,525	2,482

9. Post balance sheet events

The Group has announced the sale of a 75% stake in the North American bakery cafe chain, Au Bon Pain, for a consideration of $90 million. Under the terms of the transaction the Group will retain a 25% equity stake, Au Bon Pain's airport operations and an exclusive franchise for core Compass business channels such as vending, business and industry and education. Au Bon Pain has 224 outlets and, in the year ended 30 September 2004, revenues relating to the parts of the business being sold were circa £100 million and operating profit was circa £4 million.

10. Exchange rates

Exchange rates for major currencies used during the period were:

Australian Dollar
Canadian Dollar
Danish Krone
Euro
Japanese Yen
Norwegian Krone
Swedish Krona
Swiss Franc
US Dollar

11. This announcement is being sent to all shareholders on the register at 18 May 2005 and is available to the general public at Compass House, Guildford Street, Chertsey, Surrey, KT16 9BQ (the company's registered office) during office hours.

END

82-5161

Regulatory Announcement

RECEIVED

2005 JUN 21 A 10: 0

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	17:21 03-Jun-05
Number	1566N

RNS Number:1566N
Compass Group PLC
3 June 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

LLOYDS TSB GROUP PLC AND ITS SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 3 JUNE 2005

11) Date company informed

3 JUNE 2005

12) Total holding following this notification

86,127,485

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

3.996%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....3 JUNE 2005...........

Letter to Compass Group PLC
Dated 03 June 2005

Compass Group Plc

NOTIFICATION UNDER PART VI OF THE COMPANIES ACT 1985 (AS AMENDED BY THE COMPANIES ACT 1989)

This notification is made on behalf of Lloyds TSB Group Plc and its subsidiaries.

We refer to our previous notification. Certain of the particulars contained within it have changed. This notification contains the revised particulars and therefore supersedes our earlier notification.

I write to advise you that Lloyds TSB Group Plc, is interested in 86,127,485 shares, which we understand represents 3.996% of the relevant share capital, and constitutes a notifiable interest for the purpose of part VI of the Companies Act 1985. This is calculated on an issued share capital of 2,155,572,024 shares.

Subsidiary	Shares	Percentage
Lloyds TSB Jersey Offshore	1,380,093	0.064%
Lloyds TSB Private Banking	17,143,177	0.795%
Scottish Widows Investment Partnership	67,604,215	3.136%

Letter from Matthew Shircore
Central Disclosure Unit
Tel: 0207 522 5314

Lloyds TSB Group Plc

END

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Doc re. Interim Report 2005
Released	12:15 13-Jun-05
Number	4808N

RNS Number:4808N
Compass Group PLC
13 June 2005

Compass Group PLC - Interim Report 2005

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: 020 7676 1000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-5161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	16:04 01-Jun-05
Number	0134N

RNS Number:0134N
Compass Group PLC
1 June 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

LEGAL & GENERAL GROUP PLC AND ITS SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 31 MAY 2005

11) Date company informed

1 JUNE 2005

12) Total holding following this notification

78,775,498

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

3.65%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM

TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...1 JUNE 2005........

Letter to Compass Group
Dated 31 May, 2005

Disclosure of Interest in shares Under Section 198

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries in the relevant share capital of your company:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	811,952
HSBC Global Custody Nominee (UK) Ltd A/C 923363	615,737
HSBC Global Custody Nominee (UK) Ltd A/c 942229	583,791
HSBC Global Custody Nominee (UK) Ltd A/c 942217	571,642
HSBC Global Custody Nominee (UK) Ltd A/c 942175	1,392,238
HSBC Global Custody Nominee (UK) Ltd A/c 942187	591,999
HSBC Global Custody Nominee (UK) Ltd A/c 775245	8,514,875

HSBC Global Custody Nominee (UK) Ltd A/c 130007	136,000
HSBC Global Custody Nominee (UK) Ltd A/c 357206	57,393,954
HSBC Global Custody Nominee (UK) Ltd A/c 866197	390,400
HSBC Global Custody Nominee (UK) Ltd A/c 904332	393,300
HSBC Global Custody Nominees (UK) Ltd A/c 916681	113,400
HSBC Global Custody Nominees (UK) Ltd A/c 922437	11,500
HSBC Global Custody Nominee (UK) Ltd A/c 754612	2,450,600
HSBC Global Custody Nominee (UK) Ltd A/C 282605	1,450,000
HSBC Global Custody Nominee (UK) Ltd A/c 360509	3,229,297
HSBC Global Custody Nominee (UK) Ltd A/c 824434	124,813
	78,775,498 3.65%

We currently have a notifiable interest in 78,775,498 shares which we understand represents 3.65% of that class of your share capital calculated on an issued share capital of 2,155,572,024 shares.

Letter from Legal & General Investment Management

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	16:55 01-Jun-05
Number	0198N

RNS Number:0198N
Compass Group PLC
1 June 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FRANKLIN RESOURCES, INC AND ITS AFFILIATES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 31 MAY 2005

11) Date company informed

1 JUNE 2005

12) Total holding following this notification

310,039,524

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

14.38%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .... 1 JUNE 2005

Letter to Compass Group PLC
Dated 31 May 2005

S.198 Companies Act - Disclosure of Share Interests

We are acting on behalf of Franklin Resources, Inc. and its affiliates, which include Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates. Franklin Resources, Inc., a diversified financial services company, and its affiliates perform investment management, advisory and related services for clients on a global basis.

We wish to advise you of interests in the share capital of your Company under management of Franklin Resources. Inc. and its affiliates on behalf of clients, as detailed in the schedule below.

From: Robert Rosselot
Assistant Secretary
Franklin Templeton Investments

SCHEDULE

COMPASS GROUP PLC	Outstanding Shares	2,155,572,024
Registered Holder	No. of Shares	% of Class
Bank of New York, London	5,598,729	0.2597%

Bank of New York Europe	54,060	0.0025%
JP Morgan/Chase Nominees Ltd	224,769,009	10.4273%
Citibank Nominees Ltd.	4,239,534	0.1967%
Clydesdale Bank PLC	1,792,220	0.0831%
Euroclear Bank SA	98,000	0.0045%
HSBC	4,169,442	0.1934%
Mellon Bank NA	12,715,125	0.5899%
Merrill Lynch	3,369,620	0.1563%
Northern Trust Company	7,320,154	0.3396%
Royal Trust Corp of Canada, London	10,937,982	0.5074%
State Street Nominees Limited	34,975,649	1.6226%
TOTAL	310,039,524	14.3832%

This information is provided by RNS
The company news service from the London Stock Exchange

END

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IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 288b Resignation of Denis Cassidy as a director of Compass Group PLC (February 14, 2005).

2. Companies Form No. 122 Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares of Compass Group PLC (February 14, 2005).

3. Compass Group PLC - Copy of Relevant Resolutions passed at the Company's AGM 2005 (February 14, 2005).

4. Compass Group PLC – New Articles of Association adopted at the Company's AGM 2005 together with Memorandum of Association amended to reflect reduction in the Company's authorised share capital (February 15, 2005).


Secretariat
CM

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

	Day	Month	Year
Date of termination of appointment	1 4	0 2	2 0 0 5

as director ☑ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Denis Patrick

Surname: Cassidy

	Day	Month	Year
†Date of Birth	0 2	0 2	1 9 3 3

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 14 February 2005

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey,
Chertsey KT16 9BQ. Tel 09132 573000
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

82-5161

G

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies

For official use

Company number: 04083914

Name of company

*Insert full name of company

* COMPASS GROUP PLC (the "Company")

gives notice that:

by ordinary resolution dated 14 February 2005, pursuant to section 121(2)(e) of the Companies Act 1985 and article 41(d) of the Company's articles of association, each authorised but unissued redeemable preference share of £1 in the capital of the Company was cancelled so as to reduce the authorised share capital from £300,050,098 to £300,001,000 divided into 3,000,010,000 ordinary shares of 10p each.

†Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation† Company Secretary Date 15/2/2005

Presentor's name, address and reference (if any):

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON
ENGLAND
UNITED KINGDOM EC4Y 1HS
DX 23 LONDON/CHANCERY LANE
Ref: 021312-0372 FI/GS

For official use
General Section
Post room

Compass Group PLC

Company Number 4083914

The Companies Act 1985
Company Limited by Shares
Ordinary & Special Resolutions

At the fourth Annual General Meeting of the members of Compass Group PLC duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Monday 14 February 2005, Resolution 13 set out below was passed as an Ordinary Resolution and Resolutions 14, 15 and 16 set out below were passed as Special Resolutions:

Ordinary Resolution Numbered 13

"That, pursuant to section 121(2)(e) of the Companies Act 1985 and article 41(d) of the Company's articles of association, each authorised but unissued non-voting redeemable preference share of £1 in the capital of the Company be cancelled so as to reduce the authorised share capital from £300,050,998 to £300,001,000 divided into 3,000,010,000 ordinary shares of 10 pence each."

Special Resolution Numbered 14

"That the regulations in the form of the print produced to the meeting and signed by the Chairman for the purposes of identification, be adopted as the new articles of association of the Company to replace in their entirety the existing articles of association of the Company with effect from the end of the meeting (or any adjournment of it)."

Special Resolution Numbered 15

"That the directors be and are hereby generally empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94(2) and 94(3A) of that Act) for cash pursuant to the authority conferred by the Ordinary Resolution passed as Resolution 7 at the Annual General Meeting of the Company held on 15 February 2002 as if section 89(1) of that Act did not apply to any such allotment. This power: (a) shall expire at the conclusion of the next Annual General Meeting of the Company or 13 May 2006 if earlier, save that the Company may make an offer or agreement before the expiry of this power which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

(b) shall be limited to:

(i) the allotment of equity securities in connection with an issue to holders of ordinary shares of 10 pence each in the capital of the Company in proportion (as nearly as may be) to their existing holdings of such ordinary shares but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or

practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange; and

(ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal amount of £10.7 million consisting of 107 million ordinary shares of 10 pence each in the capital of the Company.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Companies Act 1985 as if in the first paragraph of this resolution the words "pursuant to the authority conferred by the Ordinary Resolution passed as Resolution 7 at the Annual General Meeting of the Company held on 15 February 2002" were omitted. "

Special Resolution Numbered 16

"That the directors be and are hereby generally and unconditionally authorised, pursuant to Article 45 of the Company's Articles of Association and in accordance with section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163 of that Act) of ordinary shares of 10 pence each in the capital of the Company subject to the following conditions:

(i) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 215,540,302 representing 10% of the Company's issued ordinary share capital as at 30 November 2004;

(ii) the minimum price (exclusive of expenses) which may be paid for each ordinary share is 10 pence;

(iii) the maximum price (exclusive of expenses) which may be paid for each ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made;

(iv) without prejudice to paragraph (v) below, the authority hereby conferred unless previously varied or revoked, shall expire at the conclusion of the next Annual General Meeting of the Company or 13 August 2006 whichever, is the earlier; and

(v) the Company may make a contract or contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts."



....

R. M. Morley
Company Secretary

Date: 15 February 2005



COMPASS
GROUP

Compass Group PLC

Memorandum
and
Articles of Association

---

15 February 2005



FRESHFIELDS BRUCKHAUS DERINGER

THE COMPANIES ACTS 1985 to 1989

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION OF

COMPASS GROUP PLC

1. The Company's name is **COMPASS GROUP PLC**.

2. The Company is a public limited company.

3. The Company's registered office is to be situated in England and Wales.

4.1 The objects for which the Company is established are:

(a) To carry out such operations and to manufacture or deal with such goods and to purchase or otherwise acquire, take options over, construct, lease, hold, manage, maintain, alter, develop, exchange or deal with such property, rights or privileges (including the whole or part of the business, property or liabilities of any other person or company) as may seem to the board of directors directly or indirectly to advance the interests of the Company.

(b) To enter into such commercial or other transactions in connection with any trade or business of the Company as may seem to the board of directors desirable for the purpose of the Company's affairs.

(c) To apply for, purchase or otherwise acquire, protect, maintain and renew any patents, patent rights, trade marks, designs, licences and other intellectual property rights of all kinds or any secret or other information as to any invention and to use, exercise, develop or grant licences in respect of, or otherwise turn to account the property, rights or information so acquired and to experiment with any such rights which the Company may propose to acquire.

(d) To invest and deal with the moneys of the Company not immediately required in any manner and hold and deal with any investment so made.

(e) To pay or to provide or to make such arrangements for providing such gratuities, pensions, benefits, share option and acquisition schemes, loans and other matters and to establish, support, subsidise and subscribe to any institutions, associations, clubs, schemes, funds or trusts (whether to or for the benefit of present or past directors or employees of the Company or its predecessors in business or of any company which is a subsidiary company of the Company or is allied to or associated with the Company or with any such subsidiary company or to or for or for the benefit of persons who are or were related to or connected with or dependants of any such directors or employees) as may seem to the board of directors directly or indirectly to advance the interests of the Company.

(f) To draw, make, accept, endorse, discount, negotiate, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable and transferable instruments.

(g) To act as agents, brokers or trustees, and to enter into such arrangements (whether by way of amalgamation, partnership, profit sharing, union of interests, co-operation, joint venture or otherwise) with other persons or companies as may seem to the board of directors to advance the interests of the Company and to vest any property of the Company in any person or company on behalf of the Company and with or without any declaration of trust in favour of the Company.

(h) To apply for, promote and obtain any Act of Parliament, charter, privilege, concession, licence or authorisation of any government, state or municipality, or any other department or authority, or enter into arrangements with any such body, for enabling the Company to carry any of its objects into effect or for extending any of the powers of the Company or for effecting any modification of the constitution of the Company or for any other purpose which may seem to the board of directors to be expedient, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the interests of the Company.

(i) To sell, lease, dispose of, grant rights over or otherwise deal with the whole or any part of the undertaking, property or assets of the Company on such terms as the board of directors may decide, and to distribute any property or assets of the Company of whatever kind in specie among the members of the Company.

(j) To pay for any rights or property acquired by the Company and to remunerate any person or company, whether by cash payment or by the allotment of shares, debentures or other securities of the Company credited as paid up in full or in part, or by any other method the board of directors thinks fit.

(k) To establish or promote companies and to place or guarantee the placing of, underwrite, subscribe for or otherwise acquire, hold, dispose of and deal with, and guarantee the payment of interest, dividends and capital on all or any of the shares, debentures, debenture stock or other securities or obligations of any company or association and to pay or provide for brokerage, commission and underwriting in respect of any such issue on such terms as the board of directors may decide.

(l) To co-ordinate, finance and manage all or any part of the operations of any company which is a subsidiary company of or otherwise under the control of the Company and generally to carry on the business of a holding company.

(m) To carry on through any subsidiary or associated company any activities which the Company is authorised to carry on and to make any arrangements whatsoever with such company (including any arrangements for taking the profits or bearing the losses of any such activities) as the board of directors thinks fit.

(n) To raise or borrow money in such manner as the board of directors thinks fit and to receive deposits and to mortgage, charge, pledge or give liens or other security over the whole or any part of the Company's undertaking, property and assets (whether present or future), including its uncalled capital, for such purposes and in such circumstances and on such terms and conditions as the board of directors thinks fit.

(o) To lend or advance money and to give credit and to enter (whether gratuitously or otherwise) into guarantees or indemnities of all kinds, and whether secured or unsecured, whether in respect of its own obligations or those of some other person or company, in such circumstances and on such terms and conditions as the board of directors thinks fit.

(p) To pay or agree to pay all or any of the promotion, formation and registration expenses of the Company.

(q) To contribute to or support any public, general, political, charitable, benevolent or useful object, which it seems to the board of directors to be in the interests of the Company or its members to contribute to or support.

(r) To do all or any of the things stated in this clause 4 in any part of the world whether as principal, agent or trustee or otherwise and either alone or jointly with others and either by or through agents, subcontractors, trustees or otherwise.

(s) To do all such other things as the board of directors considers will further the interests of the Company or to be incidental or conducive to the attainment of all or any of the objects stated in this clause 4.

5. The objects stated in each part of clause 4 shall not be restrictively construed but shall be given the widest interpretation. In clause 4, the word "company" shall be deemed, except where used to refer to the Company, to include any partnership or other body of persons, whether corporate or unincorporate and whether domiciled in the United Kingdom or elsewhere. Except where the context expressly so requires, none of the sub-clauses of clause 4, or the objects stated in clause 4, or the powers conferred by clause 4 shall be limited by, or be deemed subsidiary or auxiliary to, any other sub-clause of clause 4, or any other object stated in clause 4 or any other power conferred by clause 4.

6. The liability of the members is limited.

7. The Company's share capital is £300,001,000 divided into 3,000,010,000 shares of 10p each.

I, the subscriber to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum; and I agree to take the number of shares shown opposite my name.

Name and address of Subscriber	Number of shares taken by the Subscriber
Instant Companies Limited 1 Mitchell Lane Bristol BS1 68U	One
Total shares taken	One

Date: 29th September 2000

Witness to the above signature

Glenys Copeland
1 Mitchell Lane
Bristol BS1 6BU

Company no. 4083914

COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

COMPASS GROUP PLC

(Adopted by special resolution passed on 14 February 2005)


FRESHFIELDS BRUCKHAUS DERINGER

CONTENTS

ARTICLE **PAGE**

COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

COMPASS GROUP PLC

(Adopted by special resolution passed on 14 February 2005)

PRELIMINARY

Table A

1. The regulations in Table A as in force at the date of the incorporation of the Company shall not apply to the Company.

Definitions

2. In these Articles, except where the subject or context otherwise requires:

Act means the Companies Act 1985 including any modification or re-enactment of it for the time being in force;

address in relation to electronic communications, includes any number or address used for the purposes of such communications;

Articles means these articles of association as altered from time to time by special resolution;

auditors means the auditors of the Company;

the board means the directors or any of them acting as the board of directors of the Company;

certificated share means a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;

clear days in relation to the sending of a notice means the period excluding the day on which a notice is sent or deemed to be sent and the day for which it is sent or on which it is to take effect;

Companies Acts has the meaning given by section 744 of the Act and includes any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies Acts" (with or without the addition of an indication of the date of any such enactment);

director means a director of the Company;

dividend means dividend or bonus;

electronic signature has the meaning given by section 7(2) of the Electronic Communications Act 2000;

employees' share scheme has the meaning given by section 743 of the Act;

entitled by transmission means, in relation to a share in the capital of the Company, entitled as a consequence of the death or bankruptcy of the holder or otherwise by operation of law;

holder in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share;

member means a member of the Company;

Memorandum means the memorandum of association of the Company as amended from time to time;

office means the registered office of the Company;

paid means paid or credited as paid;

recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 185(4) of the Act;

register means either or both of the issuer register of members and the Operator register of members of the Company;

Regulations means the Uncertificated Securities Regulations 2001, including any modification or re-enactment of them for the time being in force;

seal means the common seal of the Company and includes any official seal kept by the Company by virtue of section 39 or 40 of the Act;

secretary means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

uncertificated share means (subject to Regulation 42(11)(a) of the Regulations) a share in the capital of the Company title to which is recorded on the Operator register of members of the Company and which may, by virtue of the Regulations, be transferred by means of a relevant system and references in these articles to a share being held in uncertificated form shall be construed accordingly; and

United Kingdom means Great Britain and Northern Ireland.

Construction

3. References to a ***document*** include, unless the context otherwise requires, references to an electronic communication.

References to an ***electronic communication*** mean, unless the contrary is stated, an electronic communication (as defined in the Act) comprising writing.

References to a document being ***executed*** include references to its being executed under hand or under seal or, in the case of an electronic communication, by electronic signature, or by any other method.

References to an ***instrument*** mean, unless the contrary is stated, a written document having tangible form and not comprised in an electronic communication (as defined in the Act).

Where, in relation to a share, these Articles refer to a ***relevant system***, the reference is to the relevant system in which that share is a participating security at the relevant time.

References to a notice or other document being ***sent*** or ***given*** to or by a person mean such notice or other document, or a copy of such notice or other document, being sent, given, delivered, issued or made available to or by, or served on or by, or deposited with or by that person by any method authorised by these Articles, and ***sending*** and ***giving*** shall be construed accordingly.

References to ***writing*** mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether comprised in an electronic communication (as defined in the Act) or otherwise, and ***written*** shall be construed accordingly.

Words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender; and words denoting persons include corporations.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Act have the same meaning as in the Act (but excluding any modification of the Act not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Regulations have the same meaning as in the

Regulations (but excluding any modification of the Regulations not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Subject to the preceding two paragraphs, references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

Headings and marginal notes are inserted for convenience only and do not affect the construction of these Articles.

In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word ***board*** in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more directors, any director, any other officer of the Company and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

SHARE CAPITAL

Share capital
Shares with special rights

4. Subject to the provisions of the Companies Acts and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine.

Share warrants to bearer

5. The board may issue share warrants to bearer in respect of any fully paid shares under a seal of the Company or in any other manner authorised by the board. Any share while represented by such a warrant shall be transferable by delivery of the warrant relating to it. In any case in which a warrant is so issued, the board may provide for the payment of dividends or other moneys on the shares represented by the warrant by coupons or otherwise. The board may decide, either generally or in any particular case or cases, that any signature on a warrant may be applied by electronic or mechanical means or printed on it or that the warrant need not be signed by any person.

Conditions of issue of share warrants

6. The board may determine, and from time to time vary, the conditions on which share warrants to bearer shall be issued and, in particular, the conditions on which:

(a) a new warrant or coupon shall be issued in place of one worn-out, defaced, lost or destroyed (but no new warrant shall be issued unless the Company is satisfied beyond reasonable doubt that the original has been destroyed); or

(b) the bearer shall be entitled to attend and vote at general meetings; or

(c) a warrant may be surrendered and the name of the bearer entered in the register in respect of the shares specified in the warrant.

The bearer of such a warrant shall be subject to the conditions for the time being in force in relation to the warrant, whether made before or after the issue of the warrant. Subject to those conditions and to the provisions of the Companies Acts, the bearer shall be deemed to be a member of the Company and shall have the same rights and privileges as he would have if his name had been included in the register as the holder of the shares comprised in the warrant.

No right in relation to share

7. The Company shall not be bound by or be compelled in any way to recognise any right in respect of the share represented by a share warrant other than the bearer's absolute right to the warrant.

Uncertificated shares

8. Subject to the provisions of the Regulations, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

Not separate class of shares

9. Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:

(a) is held in uncertificated form; or

(b) is permitted in accordance with the Regulations to become a participating security.

Exercise of Company's entitlements in respect of uncertificated share

10. Where any class of shares is a participating security and the Company is entitled under any provision of the Companies Acts, the Regulations or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Acts, the Regulations, these Articles and the facilities and requirements of the relevant system:

(a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the

notice and to hold that share in certificated form so long as required by the Company;

(b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c) to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice;

(d) to require the Operator to convert that uncertificated share into certificated form in accordance with Regulation 32(2)(c) of the Regulations; and

(e) to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

Section 80 authority

11. The board has general and unconditional authority to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount, for each prescribed period.

Section 89 disapplication for allotment of shares

12. The board is empowered for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 11 as if section 89(1) of the Act did not apply to any such allotment, provided that its power shall be limited to:

(a) the allotment of equity securities in connection with a pre-emptive issue; and

(b) the allotment (otherwise than pursuant to Article 12(a)) of equity securities up to an aggregate nominal amount equal to the section 89 amount.

Allotment after expiry

13. Before the expiry of a prescribed period the Company may make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after such expiry. The board may allot equity securities or other relevant securities in pursuance of that offer or agreement as if the prescribed period during which that offer or agreement was made had not expired.

Definitions

14. In this Article and Articles 11, 12 and 13:

prescribed period means any period for which the authority conferred by Article 11 is given by ordinary or special resolution stating the section 80 amount and/or the power conferred by Article 12 is given by special resolution stating the section 89 amount;

pre-emptive issue means an offer of equity securities to ordinary shareholders or an invitation to ordinary shareholders to apply to subscribe for equity securities and, if in accordance with their rights the board so determines, holders of other equity securities of any class (whether by way of rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of ordinary shareholders or holders of other equity securities, if applicable, are proportionate (as nearly as practicable) to the respective numbers of ordinary shares or other equity securities, as the case may be, held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any overseas territory or the requirements of any regulatory body or stock exchange;

section 80 amount means, for any prescribed period, the amount stated in the relevant ordinary or special resolution; and

section 89 amount means, for any prescribed period, the amount stated in the relevant special resolution.

Section 89 disapplication for the sale of treasury shares

15. Article 12 applies in relation to a sale of shares which is an allotment by virtue of s94(3A) of the Act as if in Article 12 the words "pursuant to the authority conferred by Article 11" were omitted.

Residual allotment powers

16. Subject to the provisions of the Companies Acts relating to authority, pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 17:

(a) all unissued shares for the time being in the capital of the Company shall be at the disposal of the board; and

(b) the board may reclassify, allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.

Redeemable shares

17. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles.

Commissions

18. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

Trusts not recognised

19. Except as required by law, the Company shall recognise no person as holding any share on any trust and (except as otherwise provided by these

Articles or by law) the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except the holder's absolute right to the entirety of the share (or fractional part of the share).

VARIATION OF RIGHTS

Method of varying rights

20. Subject to the provisions of the Companies Acts, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of allotment of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either:

(a) with the consent of the holders of three-quarters in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares), which consent shall be by means of one or more instruments or contained in one or more electronic communications sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose or a combination of both; or

(b) with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class,

but not otherwise.

When rights deemed to be varied

21. For the purposes of Article 20, if at any time the capital of the Company is divided into different classes of shares, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed to be varied by:

(a) the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and

(b) the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares,

but shall not be deemed to be varied by:

(c) the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or

(d) the Company permitting, in accordance with the Regulations, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

SHARE CERTIFICATES

Members' rights to certificates

22. Every member, on becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, on transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares). He may elect to receive one or more additional certificates for any of his certificated shares if he pays for every certificate after the first a reasonable sum determined from time to time by the board. Every certificate shall:

(a) be executed under the seal or otherwise in accordance with Article 167 or in such other manner as the board may approve; and

(b) specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate.

Replacement certificates

23. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

Company to have lien on shares

24. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to any amount (including without limitation dividends) payable in respect of it.

Enforcement of lien by sale

25. The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold.

Giving effect to sale

26. To give effect to that sale the board may, if the share is a certificated share, authorise any person to execute an instrument of transfer in respect of

the share sold to, or in accordance with the directions of, the buyer. If the share is an uncertificated share, the board may exercise any of the Company's powers under Article 10 to effect the sale of the share to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

Application of proceeds

27. The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold and, whether the share sold is a certificated or uncertificated share, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES

Power to make calls

28. Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred.

Time when call made

29. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

Liability of joint holders

30. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

Interest payable

31. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, the rate determined by the board, not exceeding 15 per cent. per annum, or, if higher, the appropriate rate (as defined in the Act), but the board may in respect of any individual member waive payment of such interest wholly or in part.

Deemed calls

32. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid

the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

Differentiation on calls

33. Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares.

Payment of calls in advance

34. The board may, if it thinks fit, receive from any member all or any part of the moneys uncalled and unpaid on any share held by him. Such payment in advance of calls shall extinguish the liability on the share in respect of which it is made to the extent of the payment. The Company may pay on all or any of the moneys so advanced (until they would but for such advance become presently payable) interest at such rate agreed between the board and the member not exceeding (unless the Company by ordinary resolution otherwise directs) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act).

FORFEITURE AND SURRENDER

Notice requiring payment of call

35. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give to the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for non-compliance

36. If that notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be sent to the person who was the holder of the share before the forfeiture. Where the forfeited share is held in certificated form, an entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.

Sale of forfeited shares

37. Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person. At any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where for the purposes of its disposal a forfeited share held in certificated form is to be transferred to any person, the board may authorise any person to execute an instrument of transfer of the share to that person. Where for the purposes of its disposal a forfeited share held in uncertificated form is to be transferred to

any person, the board may exercise any of the Company's powers under Article 10. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

Liability following forfeiture

38. A person shall cease to be a member in respect of any share which has been forfeited and shall, if the share is a certificated share, surrender the certificate for any forfeited share to the Company for cancellation. The person shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of that share with interest on that amount at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), from the date of forfeiture until payment. The board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

Surrender

39. The board may accept the surrender of any share which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

Extinction of rights

40. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Acts.

Evidence of forfeiture or surrender

41. A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject if necessary to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, and his title to the share shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Form and execution of transfer of certificated share

42. The instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

Transfers of partly paid certificated shares

43. The board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis.

Invalid transfers of certificated shares

44. The board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(a) is lodged, duly stamped (if stampable), at the office or at another place appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of shares; and

(c) is in favour of not more than four transferees.

Transfers by recognised persons

45. In the case of a transfer of a certificated share by a recognised person, the lodging of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question.

Notice of refusal to register

46. If the board refuses to register a transfer of a share in certificated form, it shall send the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with the Company.

Suspension of registration

47. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the board may determine, except that the board may not suspend the registration of transfers of any participating security without the consent of the Operator of the relevant system.

No fee payable on registration

48. No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share.

Retention of transfers

49. The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is sent.

TRANSMISSION OF SHARES

Transmission

50. If a member dies, the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest. Nothing in these Articles shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.

Elections permitted

51. A person becoming entitled by transmission to a share may, on production of any evidence as to his entitlement properly required by the

board, elect either to become the holder of the share or to have another person nominated by him registered as the transferee. If he elects to become the holder he shall send notice to the Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including without limitation the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares apply to that notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

Elections required

52. The board may at any time send a notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

Rights of persons entitled by transmission

53. A person becoming entitled by transmission to a share shall, on production of any evidence as to his entitlement properly required by the board and subject to the requirements of Article 51, have the same rights in relation to the share as he would have had if he were the holder of the share, subject to Article 179. That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or to receive notice of or to attend or vote at any separate meeting of the holders of any class of shares in the capital of the Company.

ALTERATION OF SHARE CAPITAL

Alterations by ordinary resolution

54. The Company may by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

New shares subject to these Articles

55. All shares created by ordinary resolution pursuant to Article 54 shall be:

(a) subject to all the provisions of these Articles including, without limitation, provisions relating to payment of calls, lien, forfeiture, transfer and transmission; and

(b) unclassified, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares.

Fractions arising

56. Whenever any fractions arise as a result of a consolidation or sub-division of shares, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members. Where the shares to be sold are held in certificated form the board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer. Where the shares to be sold are held in uncertificated form, the board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale.

Power to reduce capital

57. Subject to the provisions of the Companies Acts, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

PURCHASE OF OWN SHARES

Power to purchase own shares

58. Subject to and in accordance with the provisions of the Companies Acts and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par) and may hold such shares as treasury shares.

GENERAL MEETINGS

Types of general meeting

59. All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

Class meetings

60. All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a) the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting;

(b) any holder of shares of the class present in person or by proxy may demand a poll; and

(c) each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

Convening general meetings

61. The board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Companies Acts, the board shall promptly convene an extraordinary general meeting in accordance with the requirements of the Companies Acts. If there are insufficient directors in the United Kingdom to call a general meeting any director of the Company may call a general meeting, but where no director is willing or able to do so, any two members of the Company may summon a meeting for the purpose of appointing one or more directors.

NOTICE OF GENERAL MEETINGS

Period of notice

62. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 clear days' notice. All other extraordinary general meetings shall be called by at least 14 clear days' notice.

Recipients of notice

63. Subject to the provisions of the Companies Acts, to the provisions of these Articles and to any restrictions imposed on any shares, the notice shall be sent to all the members, to each of the directors and to the auditors.

Contents of notice: general

64. The notice shall specify the time and place of the meeting (including without limitation any satellite meeting place arranged for the purposes of Article 67, which shall be identified as such in the notice) and the general nature of the business to be transacted.

Contents of notice: additional requirements

65. In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special or extraordinary resolution, the notice shall specify the intention to propose the resolution as a special or extraordinary resolution, as the case may be.

Article 69 arrangements

66. The notice shall include details of any arrangements made for the purpose of Article 69 (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates).

General meetings at more than one place

67. The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

Interruption or adjournment where facilities inadequate

68. If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 67, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid. The provisions of Article 80 shall apply to that adjournment.

Other arrangements for viewing and hearing proceedings

69. The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

Controlling level of attendance

70. The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 69 (including without limitation the issue of

tickets or the imposition of some other means of selection) it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 69. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

Change in place and/or time of meeting

71. If, after the giving of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impracticable or unreasonable for a reason beyond its control to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 67 applies) and/or time, it may change the place (or any of the places, in the case of a meeting to which Article 67 applies) and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change the place (or any of the places, in the case of a meeting to which Article 67 applies) and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a) no new notice of the meeting need be sent, but the board shall, if practicable, advertise the date, time and place of the meeting in at least two newspapers having a national circulation and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b) a proxy appointment in relation to the meeting may, if by means of an instrument, be delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 106(a) or, if contained in an electronic communication, be received at the address (if any) specified by or on behalf of the Company in accordance with Article 106(b), at any time not less than 48 hours before any postponed time appointed for holding the meeting.

Meaning of participate

72. For the purposes of Articles 67, 68, 69, 70 and 71, the right of a member to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Acts or these Articles to be made available at the meeting.

Accidental omission to give notice

73. The accidental omission to send a notice of a meeting, or to send any notification where required by the Companies Acts or these Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by the Companies Acts or these Articles, to any

person entitled to receive it, or the non-receipt for any reason of any such notice or notification or form of proxy by that person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.

Security

74. The board and, at any general meeting, the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The board and, at any general meeting, the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

75. No business shall be transacted at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two persons present in person or by proxy and entitled to vote on the business to be transacted shall be a quorum.

If quorum not present

76. If such a quorum is not present within five minutes (or such longer time not exceeding 30 minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and place as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting.

Chairman

77. The chairman, if any, of the board or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board, shall preside as chairman of the meeting. If neither the chairman, deputy chairman nor such other director (if any) is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within five minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

Directors entitled to speak

78. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company.

Adjournment: chairman's powers

79. The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from

time to time and from place to place. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. In addition (and without prejudice to the chairman's power to adjourn a meeting conferred by Article 68), the chairman may adjourn the meeting to another time and place without such consent if it appears to him that:

(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

Adjournment: procedures

80. Any such adjournment may be for such time and to such other place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless appoint a proxy for the adjourned meeting either in accordance with Article 106 or by means of an instrument which, if delivered by him at the meeting which is adjourned to the chairman or the secretary, shall be valid even though it is given at less notice than would otherwise be required by Article 106. When a meeting is adjourned for 30 days or more or for an indefinite period, notice shall be sent at least seven clear days before the date of the adjourned meeting specifying the time and place (or places, in the case of a meeting to which Article 67 applies) of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendments to resolutions

81. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been delivered by means of an instrument to the office or to such other place as may be specified by or on behalf of the Company for that purpose, or received in an electronic communication at such address (if any) for the time being

notified by or on behalf of the Company for that purpose, or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

Methods of voting

82. A resolution put to the vote of a general meeting shall be decided on a show of hands unless before, or on the declaration of the result of, a vote on the show of hands, or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) (except on the election of the chairman of the meeting or on a question of adjournment) at least five members present in person or by proxy having the right to vote at the meeting; or

(c) any member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attached to any shares held as treasury shares); or

(d) any member or members present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares held as treasury shares).

A demand by a person as proxy for a member shall be the same as a demand by the member.

Declaration of result

83. Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken) a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Chairman's casting vote

84. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

Withdrawal of demand for poll

85. The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

Conduct of poll

86. Subject to Article 87, a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll.

The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken

87. A poll demanded on the election of a chairman or on a question of adjournment shall be taken immediately. A poll demanded on any other question shall be taken either at the meeting or at such time and place as the chairman directs not being more than 30 days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Notice of poll

88. No notice need be sent of a poll not taken at the meeting at which it is demanded if the time and place at which it is to be taken are announced at the meeting. In any other case notice shall be sent at least seven clear days' before the taking of the poll specifying the time and place at which the poll is to be taken.

Effectiveness of special and extraordinary resolutions

89. Where for any purpose an ordinary resolution of the Company is required, a special or extraordinary resolution shall also be effective. Where for any purpose an extraordinary resolution is required, a special resolution shall also be effective.

VOTES OF MEMBERS

Right to vote

90. Subject to any rights or restrictions attached to any shares, on a show of hands every member who is present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

Votes of joint holders

91. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

Member under incapacity

92. A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised for that purpose appointed by that court or official. That receiver, curator bonis or other person may, on a poll, vote by proxy. The right to vote shall be exercisable only if evidence satisfactory to the board of the authority of the person claiming to exercise the right to vote has been delivered to the office, or another place specified in accordance with these Articles for the delivery of proxy appointments, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised.

Calls in arrears

93. No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

Section 212 of the Act: restrictions if in default

94. If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Act (a ***section 212 notice***) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may, in its absolute discretion at any time thereafter by notice (a ***direction notice***) to such member direct that:

(a) in respect of the shares in relation to which the default occurred (the ***default shares***, which expression includes any shares issued after the date of the section 212 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(b) where the default shares represent at least ¼ of one per cent. in nominal value of the issued shares of their class (excluding any shares of that class held as treasury shares), the direction notice may additionally direct that in respect of the default shares:

(i) no payment shall be made by way of dividend and no share shall be allotted pursuant to Article 175;

(ii) no transfer of any default share shall be registered unless:

(A) the member is not himself in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(B) the transfer is an approved transfer; or

(C) registration of the transfer is required by the Regulations.

Notice to interested persons

95. The Company shall send the direction notice to each other person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice.

When restrictions cease to have effect

96. Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:

(a) a notice of an approved transfer, but only in relation to the shares transferred; or

(b) all the information required by the relevant section 212 notice, in a form satisfactory to the board.

Board may cancel restrictions

97. The board may at any time send a notice cancelling a direction notice.

Conversion of uncertificated shares

98. The Company may exercise any of its powers under Article 10 in respect of any default share that is held in uncertificated form.

Provisions supplementary to Article 94

99. For the purposes of this Article and Articles 94, 95, 96, 97 and 98:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has sent to the Company a notification under section 212 of the Act which either (i) names such person as being so interested or (ii) fails to establish the identities of all those interested in the shares, and (after taking into account the said notification and any other relevant section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period is 14 days from the date of service of the section 212 notice; and

(c) a transfer of shares is an approved transfer if:

(i) it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 428(1) of the Act); or

(ii) the board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other person appearing to be interested in the shares; or

(iii) the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services and Markets Act 2000 or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded.

Section 216 of the Act

100. Nothing contained in Articles 94, 95, 96, 97, 98 or 99 limits the power of the Company under section 216 of the Act.

Errors in voting

101. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting

unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.

Objection to voting

102. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

Voting: additional provisions

103. On a poll, votes may be given either personally or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

PROXIES AND CORPORATE REPRESENTATIVES

Appointment of proxy

104. The appointment of a proxy, whether by means of an instrument or contained in an electronic communication, shall be executed in such manner as may be approved by or on behalf of the Company from time to time. Subject thereto, the appointment of a proxy shall be executed by the appointor or any person duly authorised by the appointor or, if the appointor is a corporation, executed by a duly authorised person or under its common seal or in any other manner authorised by its constitution. For the purpose of this Article and Articles 105, 106, 107 and 108, an electronic communication which contains a proxy appointment need not comprise writing if the board so determines and in such a case, if the board so determines, the appointment need not be executed but shall instead be subject to such conditions as the board may approve.

Form of proxy

105. The appointment of a proxy shall be in any usual form or in any other form which the board may approve. Subject thereto, the appointment of a proxy may be:

(a) by means of an instrument; or

(b) contained in an electronic communication, if the board so determines.

The board may, if it thinks fit, but subject to the provisions of the Companies Acts, at the Company's expense send forms of proxy for use at the meeting and issue invitations contained in electronic communications to appoint a proxy in relation to the meeting in such form as may be approved by the board. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. A member may appoint more than one proxy to attend on the same occasion.

Delivery of proxy

106. Without prejudice to Article 71(b) or to the second sentence of Article 80, the appointment of a proxy shall:

(a) in the case of an instrument, be delivered personally or by post to the office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting,

not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 71) at which the person named in the appointment proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting, or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by or on behalf of the Company in relation to the meeting,

be received at that address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 71) at which the person named in the appointment proposes to vote; or

(c) in either case, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(d) in the case only of an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

A proxy appointment which is not delivered or received in accordance with Article 106 shall be invalid.

Validity of proxy

107. Where the appointment of a proxy is expressed to have been or purports to have been executed by a person on behalf of the holder of a share:

(a) the Company may treat the appointment as sufficient evidence of the authority of that person to execute the appointment on behalf of that holder;

(b) that holder shall, if requested by or on behalf of the Company at any time, send or procure the sending of any written authority under which the appointment has been executed, or a copy of such authority certified notarially or in some other way approved by the board, to such address and by such time as may be specified in the request and, if the request is not complied with in any respect, the appointment may be treated as invalid; and

(c) whether or not a request under Article 107(b) has been made or complied with, the Company may determine that it has insufficient evidence of the authority of that person to execute the appointment on behalf of that holder and may treat the appointment as invalid.

Multiple proxies

108. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was last delivered or received shall be treated as replacing and revoking the others as regards that share. The board may determine at its discretion when a proxy appointment shall be treated as delivered or received for the purposes of these Articles.

Rights of proxy

109. A proxy appointment shall be deemed to include the right to demand, or join in demanding, a poll but shall not confer any further right to speak at a meeting, except with the permission of the chairman. The proxy appointment shall also, unless it provides to the contrary, be deemed to confer authority on the proxy to vote or abstain from voting as the proxy thinks fit on any amendment of a resolution and on any procedural motion or resolution put to the meeting to which it relates and on any other business not referred to in the notice of meeting which may properly come before the meeting to which it relates. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

Corporate representatives

110. Any corporation which is a member of the Company (in this Article the ***grantor***) may, by resolution of its directors or other governing body, or by authority to be given under seal or under the hand of any officer duly authorised by it, authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor as the grantor could exercise if it were an individual member of the Company, save that a director, the secretary or other person authorised for the purpose by the secretary may require such person to produce a certified copy of the resolution of authorisation or other authority before permitting him to exercise his powers.

The grantor shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

Revocation of authority

111. A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding the poll unless notice of the determination was either delivered or received as mentioned in the following sentence at least three hours before the start of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of determination shall be either by means of an instrument delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 106(a) or contained in an electronic communication received at the address (if any) specified by or on behalf of the Company in accordance with Article 106(b), regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication. For the purpose of this Article, an electronic communication which contains such notice of determination need not comprise writing if the board has determined that the electronic communication which contains the relevant proxy appointment need not comprise writing.

NUMBER OF DIRECTORS

Limits on number of directors

112. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than two nor more than twenty in number.

APPOINTMENT AND RETIREMENT OF DIRECTORS

Number of directors to retire

113. At every annual general meeting one-third of the directors or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office, but:

(a) if any director has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment, he shall retire at that annual general meeting; and

(b) if there is only one director who is subject to retirement by rotation, he shall retire.

Which directors to retire

114. Subject to the provisions of the Companies Acts and these Articles, the directors to retire by rotation shall be first, those who wish to retire and not be re-appointed to office and second, those who have been longest in office since their last appointment or re-appointment. As between persons who became or were last re-appointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual

general meeting. No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.

When director deemed to be reappointed

115. If the Company does not fill the vacancy at the meeting at which a director retires by rotation or otherwise, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the director is put to the meeting and lost.

Eligibility for election

116. No person other than a director retiring by rotation shall be appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been received by the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed.

Separate resolutions on appointment

117. Except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a director shall be effected by a separate resolution.

Additional powers of the Company

118. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.

Appointment by board

119. The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term, provided that the appointment does not cause the number of directors to exceed the number, if any, fixed by or in accordance with these Articles as the maximum number of directors. Irrespective of the terms of his appointment, a director so appointed shall hold office only until the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not re-appointed at such annual general meeting, he shall vacate office at its conclusion.

Position of retiring directors

120. A director who retires at an annual general meeting may, if willing to act, be re-appointed. If he is not re-appointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.

Age limit

121. No person shall be disqualified from being appointed or re-appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the board shall give notice of his age in years in the notice convening the meeting or in any document sent with the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting.

No share qualification

122. A director shall not be required to hold any shares in the capital of the Company by way of qualification.

ALTERNATE DIRECTORS

Power to appoint alternates

123. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.

Alternates entitled to receive notice

124. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor (except as regards power to appoint an alternate) as a director in his absence. It shall not be necessary to send notice of such a meeting to an alternate director who is absent from the United Kingdom.

Alternates representing more than one director

125. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

Expenses and remuneration of alternates

126. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not be entitled to receive any remuneration from the Company in respect of his services as an alternate director except such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

Termination of appointment

127. An alternate director shall cease to be an alternate director:

(a) if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his re-appointment; or

(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

(c) if he resigns his office by notice to the Company.

Method of appointment and revocation

128. Any appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 123) on receipt of such notice at the office by the Company which shall, in the case of a notice contained in an instrument, be at the office or, in the case of a notice contained in an electronic communication, be at such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Alternate not an agent of appointor

129. Except as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF THE BOARD

Business to be managed by board

130. Subject to the provisions of the Companies Acts, the Memorandum and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may pay all expenses incurred in forming and registering the Company and may exercise all the powers of the Company, including without limitation the power to dispose of all or any part of the undertaking of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles. A meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

Exercise by Company of voting rights

131. The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

DELEGATION OF POWERS OF THE BOARD

Committees of the board

132. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or altered. The board may co-opt on to any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present are directors. Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying.

Local boards, etc.

133. The board may establish local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board, with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made on such terms and subject to such conditions as the board may decide. The board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Agents

134. The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines, including without limitation authority for the agent to delegate all or any of his powers, authorities and discretions, and may revoke or vary such delegation.

Offices including title "director"

135. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles.

BORROWING POWERS

Power to borrow

136. The board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

Disqualification as a director

137. The office of a director shall be vacated if:

(a) he ceases to be a director by virtue of any provisions of the Companies Acts or these Articles or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the Company or, having been appointed for a fixed term, the term expires or his office as a director is vacated pursuant to Article 119; or

(e) he has been absent for more than six consecutive months without permission of the board from meetings of the board held during that period and his alternate director (if any) has not attended in his place during that period and the board resolves that his office be vacated; or

(f) he is requested to resign in writing by not less than three quarters of the other directors. In calculating the number of directors who are required to make such a request to the director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a director and any alternate director appointed by him and acting in his capacity as such shall constitute a single director for this purpose, so that execution by either shall be sufficient.

Power of Company to remove director

138. The Company may, without prejudice to the provisions of the Companies Acts, by ordinary resolution remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement). No special notice need be given of any resolution to remove a director in accordance with this Article and no director proposed to be removed in accordance with this Article has any special right to protest against his removal. The Company may, by ordinary resolution, appoint another person in place of a director removed from office in accordance with this Article. Any person so appointed shall, for the purpose of determining the time at which he or any other director is to retire by rotation, be treated as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising on the removal of a director from office may be filled as a casual vacancy.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

Ordinary remuneration

139. Subject to the provisions of the Companies Acts, the board may enter into, vary and terminate an agreement or arrangement with any director who does not hold executive office for the provision of his services to the Company. Subject to Articles 140 and 141, any such agreement or arrangement may be made on such terms as the board determines.

140. The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £500,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee for their services (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board.

Additional remuneration for special services

141. Any director who does not hold executive office and who serves on any committee of the board, by the request of the board goes or resides abroad for any purpose of the Company or otherwise performs special services which in the opinion of the board are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 140) be paid such extra remuneration by way of additional fee, salary, commission or otherwise as the board may determine.

DIRECTORS' EXPENSES

Directors may be paid expenses

142. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

Executive directors

Appointment to executive office

143. Subject to the provisions of the Companies Acts, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any such director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made on such terms, including without limitation terms as to remuneration, as the board determines. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

Termination of appointment to executive office

144. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation. A director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates.

Emoluments to be determined by the board

145. The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

Directors' interests

Directors may contract with the Company

146. Subject to the provisions of the Companies Acts, and provided that he has disclosed to the board the nature and extent of any material interest of his, a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(d) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

147. For the purposes of Article 146:

(a) a general notice given to the board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

GRATUITIES, PENSIONS AND INSURANCE

Gratuities and pensions

148. The board may (by establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Insurance

149. Without prejudice to the provisions of Article 214, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(a) a director, officer, or employee of the Company, or any body which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b) a trustee of any pension fund in which employees of the Company or any other body referred to in Article 149(a) is or has been interested,

including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

Directors not liable to account

150. No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to these Articles. The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

Section 719 of the Act

151. Pursuant to section 719 of the Act, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary undertaking. Any such provision shall be made by a resolution of the board in accordance with section 719.

PROCEEDINGS OF THE BOARD

Convening meetings

152. Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board. Notice of a board meeting shall be deemed to be properly sent to a director if it is given to him personally or by word of mouth or sent by instrument to him, at his last known address or such other address (if any) as may for the time being be notified by him or on his behalf to the Company for that purpose, or sent using electronic communications to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent by instrument to him at such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, or sent using electronic communications to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, but such notices need not be sent any earlier than notices sent to directors not so absent and, if no such request is made to the board, it shall not be necessary to send notice of a board meeting to any director who is for the time being absent from the United Kingdom. No account is to be taken of directors absent from the United Kingdom when considering the adequacy of the period of notice of the meeting. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective. Any electronic communication pursuant to this Article need not comprise writing if the board so determines.

Quorum

153. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.

Powers of directors if number falls below minimum

154. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Chairman and deputy chairman

155. The board may appoint one of their number to be the chairman, and one of their number to be the deputy chairman, of the board and may at any time remove either of them from such office. Unless he is unwilling to do so, the director appointed as chairman, or in his stead the director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor the deputy chairman is willing to preside or neither of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

Validity of acts of the board

156. All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

Resolutions in writing

157. A resolution in writing executed by all the directors entitled to receive notice of a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose:

(a) a resolution may be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by the Company for that purpose;

(b) a resolution may consist of several instruments or several electronic communications, each executed by one or more directors, or a combination of both;

(c) a resolution executed by an alternate director need not also be executed by his appointor; and

(d) a resolution executed by a director who has appointed an alternate director need not also be executed by the alternate director in that capacity.

Meetings by telephone, etc.

158. Without prejudice to the first sentence of Article 152, a person entitled to be present at a meeting of the board or of a committee of the board shall be

deemed to be present for all purposes if he is able (directly or by telephonic communication) to speak to and be heard by all those present or deemed to be present simultaneously. A director so deemed to be present shall be entitled to vote and be counted in a quorum accordingly. Such a meeting shall be deemed to take place where it is convened to be held or (if no director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is. The word ***meeting*** in these Articles shall be construed accordingly.

Directors' power to vote on contracts in which they are interested

159. Except as otherwise provided by these Articles, a director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him) is to his knowledge material unless his interest arises only because the resolution concerns one or more of the following matters:

(a) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital (excluding any shares of that class held as treasury shares) of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings

which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f) a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company.

Interests of connected person and alternate director

160. For the purposes of Article 159, an interest of a person who is, for any purpose of the Companies Acts (excluding any statutory modification of the Companies Acts not in force when this Article is adopted), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

161. The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

Division of proposals

162. Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately. In such cases each of the directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

Decision of chairman final and conclusive

163. If a question arises at a meeting of the board or of a committee of the board as to the entitlement of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.

SECRETARY

Appointment and removal of secretary

164. Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it may think fit. Any secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

MINUTES

Minutes required to be kept

165. The board shall cause minutes to be made in books kept for the purpose of:

(a) all appointments of officers made by the board; and

(b) all proceedings at meetings of the Company, the holders of any class of shares in the capital of the Company, the board and committees of the board, including the names of the directors present at each such meeting.

Conclusiveness of minutes

166. Any such minutes, if purporting to be executed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence of the proceedings at the meeting without any further proof of the facts stated in them.

THE SEAL

Authority required for execution of deed

167. The seal shall only be used by the authority of a resolution of the board. The board may determine who shall sign any instrument executed under the seal. If they do not, it shall be signed by at least one director and the secretary or by at least two directors. Any instrument may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the instrument or by applying the seal or a facsimile of it by any other means to the instrument. An instrument executed, with the authority of a resolution of the board, by a director and the secretary or by two directors and expressed (in whatever form of words) to be executed by the Company has the same effect as if executed under the seal. For the purpose of the preceding sentence only, "secretary" shall have the same meaning as in the Act and not the meaning given to it by Article 2.

Certificates for shares and debentures

168. The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security may have any signature affixed to it by some mechanical or electronic means, or printed on it or, in the case of a certificate executed under the seal, need not bear any signature.

Official seal for use abroad

169. The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad.

REGISTERS

Overseas and local registers

170. Subject to the provisions of the Companies Acts and the Regulations, the Company may keep an overseas or local or other register in any place, and the board may make, amend and revoke any regulations it thinks fit about the keeping of that register.

Authentication and certification of copies and extracts

171. Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate and certify as true copies of and extracts from:

(a) any document comprising or affecting the constitution of the Company, whether in physical form or electronic form;

(b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the board or any committee of the board, whether in physical form or electronic form; and

(c) any book, record and document relating to the business of the Company, whether in physical form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes or an extract from the minutes of a meeting of the Company, the holders of any class of shares in the capital of the Company, the board or a committee of the board, whether in physical form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

Declaration of dividends

172. Subject to the provisions of the Companies Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

Interim dividends

173. Subject to the provisions of the Companies Acts, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may:

(a) pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividends, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear; and

(b) pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify the payment.

If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful

payment of an interim dividend on any shares having deferred or non-preferred rights.

174. Dividends may be declared and paid in any currency or currencies that the board shall determine. The board may also determine the exchange rate and the relevant date for determining the value of the dividend in any currency.

Apportionment of dividends

175. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purpose of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

Dividends in specie

176. A general meeting declaring a dividend may, on the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to settle any difficulty arising in connection with the distribution, including without limitation (a) the fixing of the value for distribution of any assets, (b) the payment of cash to any member on the basis of that value in order to adjust the rights of members, and (c) the vesting of any asset in a trustee.

Scrip dividends: authorising resolution

177. The board may, if authorised by an ordinary resolution of the Company (the ***Resolution***), offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of all or any dividend specified by the Resolution. The offer shall be on the terms and conditions and be made in the manner specified in Article 178 or, subject to those provisions, specified in the Resolution.

Scrip dividends: procedures

178. The following provisions shall apply to the Resolution and any offer made pursuant to it and Article 177.

(a) The Resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period.

(b) Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo (each a ***new share***). For this purpose, the value of each new share shall be:

(i) equal to the ***average quotation*** for the Company's ordinary shares, that is, the average of the middle market quotations for

those shares on the London Stock Exchange plc, as derived from the Daily Official List, on the day on which such shares are first quoted *ex* the relevant dividend and the four subsequent dealing days; or

(ii) calculated in any other manner specified by the Resolution,

but shall never be less than the par value of the new share.

A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(c) On or as soon as practicable after announcing that any dividend is to be declared or recommended, the board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the board decides to proceed with the offer, it shall notify in writing the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be delivered in order to be effective.

(d) The board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e) The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the ***elected shares***) and instead such number of new shares shall be allotted to each holder of elected shares as is arrived at on the basis stated in Article 178(b). For that purpose the board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each holder of elected shares as is arrived at on the basis stated in Article 178(b).

(g) The new shares when allotted shall rank equally in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend.

(h) No fraction of a share shall be allotted. The board may make such provision as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i) The board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned.

(j) The board may, at its discretion, amend, suspend or terminate any offer pursuant to this Article.

Permitted deductions and retentions

179. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the board may retain any dividend payable in respect of that share until that person (or that person's transferee) becomes the holder of that share.

***Procedure for* payment to holders and others entitled**

180. Any dividend or other moneys payable in respect of a share may be paid:

(a) in cash; or

(b) by cheque or warrant made payable to or to the order of the holder or person entitled to payment; or

(c) by any direct debit, bank or other funds transfer system to the holder or person entitled to payment or, if practicable, to a person designated in writing by the holder or person entitled to payment; or

(d) by any other method approved by the board and agreed (in such form as the Company thinks appropriate) by the holder or person entitled to payment including (without limitation) in respect of an uncertificated share by means of the relevant system (subject to the facilities and requirements of the relevant system).

Joint entitlement

181. If two or more persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may:

(a) pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for that payment; and

(b) for the purpose of Article 180, rely in relation to the share on the written direction, designation or agreement of any one of them.

Payment by post

182. A cheque or warrant may be sent by post:

(a) where a share is held by a sole holder, to the registered address of the holder of the share; or

(b) if two or more persons are the holders, to the registered address of the person who is first named in the register; or

(c) if a person is entitled by transmission to the share, as if it were a notice to be given under Article 200; or

(d) in any case, to such person and to such address as the person entitled to payment may in writing direct.

Discharge to Company and risk

183. Payment of a cheque or warrant by the bank on which it was drawn or the transfer of funds by the bank instructed to make the transfer or, in respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, may include the sending by the Company or by any person on its behalf of an instruction to the Operator of the relevant system to credit the cash memorandum account of the holder or joint holders or, if permitted by the Company, of such person as the holder or joint holders may in writing direct) shall be a good discharge to the Company. Every cheque or warrant sent or transfer of funds made by the relevant bank or system in accordance with these Articles shall be at the risk of the holder or person entitled. The Company shall have no responsibility for any sums lost or delayed in the course of payment by any method used by the Company in accordance with Article 180.

Interest not payable

184. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

Forfeiture of unclaimed dividends

185. Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company's own account. Such payment shall not constitute the Company a trustee in respect of it. The Company shall be entitled to cease sending

dividend warrants and cheques by post or otherwise to a member if those instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the member's new address. The entitlement conferred on the Company by this Article in respect of any member shall cease if the member claims a dividend or cashes a dividend warrant or cheque.

CAPITALISATION OF PROFITS AND RESERVES

Power to capitalise

186. The board may with the authority of an ordinary resolution of the Company:

(a) subject to the provisions of this Article, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any;

(b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions;

(c) apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(d) allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e) where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as they think fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f) authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either:

(i) the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

(ii) the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under that authority shall be binding on all such members;

(g) generally do all acts and things required to give effect to the ordinary resolution; and

(h) for the purposes of this Article, unless the relevant resolution provides otherwise, if the Company holds treasury shares of the relevant class at the record date specified in the relevant resolution, it shall be treated as if it were entitled to receive the dividends in respect of those treasury shares which would have been payable if those treasury shares had been held by a person other than the Company.

RECORD DATES

Record dates for dividends, etc.

187. Notwithstanding any other provision of these Articles, the Company or the board may:

(a) fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made;

(b) for the purpose of determining which persons are entitled to attend and vote at a general meeting of the Company, or a separate general meeting of the holders of any class of shares in the capital of the Company, and how many votes such persons may cast, specify in the notice of meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting; changes to the register after the time specified by virtue of this Article 187(b) shall be disregarded in determining the rights of any person to attend or vote at the meeting; and

(c) for the purpose of sending notices of general meetings of the Company, or separate general meetings of the holders of any class of shares in the capital of the Company, under these Articles, determine that persons entitled to receive such notices are those persons entered

on the register at the close of business on a day determined by the Company or the board, which day may not be more than 21 days before the day that notices of the meeting are sent.

ACCOUNTS

Rights to inspect records

188. No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction.

Delivery of annual accounts

189. A copy of the Company's annual accounts, together with a copy of the directors' report for that financial year and the auditors' report on those accounts shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Acts, be sent by any manner permitted by the Companies Acts to every member and to every holder of the Company's debentures of whose address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Acts or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders.

Summary financial statements

190. The requirements of Article 189 shall be deemed satisfied in relation to any person by sending to the person in any manner permitted by the Companies Acts, where permitted by the Companies Acts and instead of such copies, a summary financial statement derived from the Company's annual accounts and the directors' report, which shall be in the form and containing the information prescribed by the Companies Acts and any regulations made under the Companies Acts.

NOTICES

When notice required to be in writing

191. Any notice to be sent to or by any person pursuant to these Articles shall be in writing except that a notice calling a meeting of the board need not be in writing. Any such notice may be sent using electronic communications to such address (if any) for the time being notified for that purpose to the person sending the notice by or on behalf of the person to whom the notice is sent.

Methods of giving notice

192. The Company shall send any notice or other document pursuant to these Articles to a member by whichever of the following methods it may in its absolute discretion determine:

(a) personally; or

(b) by posting it in a prepaid envelope addressed, in the case of a member, to his registered address or in any other case, to the person's usual address; or

(c) by leaving it at that address; or

(d) by sending it using electronic communications to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose; or

(e) in accordance with Article 193; or

(f) by any other method approved by the board.

Website publication by Company

193. Subject to the Companies Acts, the Company may also send any notice or other document pursuant to these Articles to a member by publishing that notice or other document on a website where:

(a) the Company and the member have agreed to him having access to the notice or document on a website (instead of it being sent to him);

(b) the notice or document is one to which that agreement applies;

(c) the member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:

(i) the publication of the notice or document on a website;

(ii) the address of that website; and

(iii) the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d) the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

194. In Article 193, ***publication period*** means:

(a) in the case of a notice of an adjourned meeting pursuant to Article 80, a period of not less than seven clear days before the date of the adjourned meeting, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent;

(b) in the case of a notice of a poll pursuant to Article 88, a period of not less than seven clear days before the taking of the poll, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent; and

(c) in any other case, a period of not less than 21 days, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent.

Method of member etc sending notice

195. Unless otherwise provided by these Articles, a member or a person entitled by transmission to a share shall send any notice or other document pursuant to these Articles to the Company by whichever of the following methods he may in his absolute discretion determine:

(a) by posting the notice or other document in a prepaid envelope addressed to the office; or

(b) by leaving the notice or other document at the office; or

(c) by sending the notice or other document using electronic communications to such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Notice to joint holders

196. In the case of joint holders of a share, all notices or other documents shall be sent to the joint holder whose name stands first in the register in respect of the joint holding. Any notice or other document so sent shall be deemed for all purposes sent to all the joint holders.

Registered address outside UK

197. A member whose registered address is not within the United Kingdom and who sends to the Company an address within the United Kingdom at which a notice or other document may be sent to him by instrument or an address to which a notice or other document may be sent using electronic communications shall be entitled to have notices or other documents sent to him at that address (provided that, in the case of electronic communications, the Company so agrees, which agreement the Company shall be entitled to withhold in its absolute discretion including, without limitation, in circumstances in which the Company considers that the sending of the notice or other document to such address using electronic communications would or might infringe the laws of any other jurisdiction) but otherwise:

(a) no such member shall be entitled to receive any notice or other document from the Company; and

(b) without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

Deemed receipt of notice

198. A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have been sent notice of the meeting and, where requisite, of the purposes for which it was called.

Terms and Conditions for electronic communications

199. The board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic communications for the sending of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

Notice to persons entitled by transmission

200. A notice or other document may be sent by the Company to the person or persons entitled by transmission to a share by sending it in any manner the Company may choose authorised by these Articles for the sending of a notice or other document to a member, addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt or by any similar description at the address, if any, in the United Kingdom as may be supplied for that purpose by or on behalf of the person or persons claiming to be so entitled. Until such an address has been supplied, a notice or other document may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred.

Transferees etc. bound by prior notice

201. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been sent to a person from whom he derives his title, provided that no person who becomes entitled by transmission to a share shall be bound by any direction notice issued under Article 94 to a person from whom he derives his title.

When notices etc. deemed served or delivered

202. Proof that an envelope containing a notice or other document was properly addressed, prepaid and posted shall be conclusive evidence that the notice or document was sent. Proof that a notice or other document contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators current at the date of adoption of these Articles, or, if the board so resolves, any subsequent guidance so issued, shall be conclusive evidence that the notice or document was sent. A notice or other document sent by the Company to a member by post shall be deemed to be sent:

(a) if sent by first class post or special delivery post from an address in the United Kingdom to another address in the United Kingdom, or by a postal service similar to first class post or special delivery post from an address in another country to another address in that other country, on the day following that on which the envelope containing it was posted;

(b) if sent by airmail from an address in the United Kingdom to an address outside the United Kingdom, or from an address in another country to an address outside that country (including without limitation an address in the United Kingdom), on the third day following that on which the envelope containing it was posted;

(c) in any other case, on the second day following that on which the envelope containing it was posted.

203. A notice or other document sent by the Company to a member contained in an electronic communication shall be deemed to be sent to the member on the day following that on which the electronic communication was sent to the member. Such a notice or other document shall be deemed sent by the Company to the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant notice or other document for any reason and notwithstanding that the Company subsequently sends a copy of such notice or other document by post to the member.

204. Except when the subject or context otherwise requires, in Articles 192, 195, 196, 197, 198, 199, 200, 201, 202 and 203, references to a notice include without limitation references to any notification required by the Companies Acts or these Articles in relation to the publication of any notices or other documents on a website

Notice during disruption of services

205. If at any time the Company is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of general meeting may be sufficiently given by advertisement in the United Kingdom. Any notice given by advertisement for the purpose of this Article shall be advertised in at least one newspaper having a national circulation. If advertised in more than one newspaper, the advertisements shall appear on the same date. Such notice shall be deemed to have been sent to all persons who are entitled to have notice of meetings sent to them on the day when the advertisement appears. In any such case, the Company shall send confirmatory copies of the notice by post, if at least seven days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

DESTRUCTION OF DOCUMENTS

Power of Company to destroy documents

206. The Company shall be entitled to destroy:

(a) all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

(b) all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording;

(c) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;

(d) all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(e) all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and

(f) all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded.

Presumption in relation to destroyed documents

207. It shall conclusively be presumed in favour of the Company that:

(a) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 206 was duly and properly made;

(b) every instrument of transfer destroyed in accordance with Article 206 was a valid and effective instrument duly and properly registered;

(c) every share certificate destroyed in accordance with Article 206 was a valid and effective certificate duly and properly cancelled; and

(d) every other document destroyed in accordance with Article 206 was a valid and effective document in accordance with its recorded particulars in the books or records of the Company,

but:

(e) the provisions of this Article and Article 206 apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant;

(f) nothing in this Article or Article 206 shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in Article 206 or in any other circumstances which would not attach to the Company in the absence of this Article or Article 206; and

(g) any reference in this Article or Article 206 to the destruction of any document includes a reference to its disposal in any manner.

UNTRACED SHAREHOLDERS

Power to dispose of shares of untraced shareholders

208. The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission if:

(a) during the period of 12 years before the date of the publication of the advertisements referred to in Article 208(b) (or, if published on different dates, the first date) (the ***relevant period***) at least three dividends in respect of the shares in question have been declared and all dividend warrants and cheques which have been sent in the manner

authorised by these Articles in respect of the shares in question have remained uncashed;

(b) the Company shall as soon as practicable after expiry of the relevant period have inserted advertisements both in a national daily newspaper and in a newspaper circulating in the area of the last known address of such member or other person giving notice of its intention to sell the shares;

(c) during the relevant period and the period of three months following the publication of the advertisements referred to in Article 208(b) (or, if published on different dates, the first date) the Company has received no indication either of the whereabouts or of the existence of such member or person; and

(d) if the shares are listed, notice has been sent to the relevant listing authority of the Company's intention to make such sale before the publication of the advertisements.

Transfer on sale

209. To give effect to any sale pursuant to Article 208, the board may:

(a) where the shares are held in certificated form, authorise any person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer; or

(b) where the shares are held in uncertificated form, do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer.

Effectiveness of transfer

210. An instrument of transfer executed by that person in accordance with Article 209(a) shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. An exercise by the Company of its powers in accordance with Article 209(b) shall be as effective as if exercised by the registered holder of or person entitled by transmission to the shares. The transferee shall not be bound to see to the application of the purchase money, and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

Proceeds of sale

211. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled for an amount equal to the proceeds. The Company shall enter the name of such former member or other person in the books of the Company as a creditor for that amount. In relation to the debt, no trust is created and no interest is payable. The Company shall not be required to account for any money earned on the net proceeds of sale, which may be used in the Company's business or invested in such a way as the board from time to time thinks fit.

WINDING UP

Liquidator may distribute in specie

212. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Insolvency Act 1986:

(a) divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members;

(b) vest the whole or any part of the assets in trustees for the benefit of the members; and

(c) determine the scope and terms of those trusts,

but no member shall be compelled to accept any asset on which there is a liability.

Disposal of assets by liquidator

213. The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

INDEMNITY

Indemnity to directors and officers

214. Every director or other officer of the Company shall, to the fullest extent possible under the provisions of the Companies Acts but without prejudice to any indemnity to which he may otherwise be entitled, be indemnified out of the assets of the Company against any liability incurred by him, including but not limited to, any liability incurred in defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

Compass Group PLC

Interim Report 2005


COMPASS
GROUP

great people
great service
great results

Chairman
Sir Francis Mackay

Group Chief Executive
Michael Bailey

Directors
Peter Blackburn CBE*
Peter Cawdron**
Alain Dupuis
Val Gooding CBE*
Clive Grundy
Sven Kado*
Steve Lucas*
Andrew Lynch
Andrew Martin ACA

* Non-executive
** Deputy Chairman and Senior Independent Director

Secretary
Ronald Morley FCCA

Registered Office
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
United Kingdom
Tel +44 (0)1932 573 000
Fax +44 (0)1932 569 956

Corporate website
www.compass-group.com

Compass Group announces its results for the six months to 31 March 2005. Half year turnover was £6,191 million (2004: £5,844 million) with like for like growth of 6%, in line with expectations. Turnover continues to be driven by new business wins and high levels of contract retention in the Group's primary contract catering business. This growth has been particularly strong in North America, the UK, Australasia and Latin America. Performance in Continental Europe and elsewhere has been mixed and in some areas remains very challenging.

New business was also driven by the continued trend towards outsourcing particularly in Healthcare and Education and high levels of activity in offshore and remote site locations.

Business review

The Group has initiated a comprehensive operational and financial review to identify and confirm the opportunities to drive value creation and performance. The initial conclusion of this on-going review is that there are significant opportunities across the Group.

Operational efficiency gains will come from purchasing, overhead reduction and labour productivity including:

- the on-going roll-out of our procurement model which will be a key driver of operational efficiency and the Group's purchasing teams have been tasked to ensure that growth in food cost across the business continues to be contained at well below market levels;
- a range of labour monitoring, scheduling and reporting tools are being introduced across the Group to drive improvements in labour productivity; and
- following a review of the Group's structure set against the backdrop of operating in over 90 countries and 'above unit overheads' of circa £1 billion, a programme is now underway to deliver savings of £50 million over the next 18 months. This will be achieved through restructuring and streamlining the organisation to deliver more effective day to day decision making and control.

The opportunity for enhanced revenue generation lies in adopting a more retail focused approach in terms of product management and development, merchandising and, in particular, pricing.

Return on capital employed (ROCE) and free cash flow

The Group has announced medium-term (2006-2008) objectives to improve ROCE by 100 basis points and generate free cash flow of £1 billion over the period.

Appointment of new Chairman

Sir Francis Mackay will step down as planned from the Board of Compass Group after 19 years, the last six years as Chairman, at the Group's Annual General Meeting in February 2006. The Nomination Committee has begun the search to appoint a new Chairman from outside the Group.

Turnover growth

The main factors that affected the period on period change in turnover are summarised below.

	%
Like for like growth	6
Contribution from acquisitions	2
Movements in translation rates	(2)
Total – continuing activities	6

Like for like growth excludes fuel and is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior period at current period exchange rates), and compares the results against 2004.

Overall like for like turnover growth of 6% was achieved as a result of new contract gains of 11% offset by contract losses of 5% and marginally positive throughput.

In addition to securing new business, the Group remains focused on client retention, which remained strong at 95%. Like for like turnover growth by sector, by geographic segment, excluding fuel, is set out below.

	North America %	CE & ROW %	UK %	Group %
Contract:				
Business & Industry	11	1	8	5
Defence, Offshore & Remote Site	46	4	9	7
Education	12	–	(2)	6
Healthcare	15	5	6	10
Sports & Leisure	9	–	5	5
Total Contract	12	2	6	6
Vending	4	1	13	3
Travel Concessions	12	2	6	7
Total	12	2	6	6

Travel Concessions principally comprises: Creative Host Services and Au Bon Pain in North America; Rail Gourmet, Inflight, airport concessions, motorways in Italy, Japan and Portugal and Mitropa in Continental Europe and rest of the world; and in the UK, Moto, railways, airports, Harry Ramsden's, Millies Cookies and the remaining hotels.

Divisional performance Six months ended 31 March 2005	2005	2004	Reported movement %	Constant currency movement %	Like for like movement %
Turnover (£m)					
North America	1,921	1,778	8	14	12
Continental Europe & rest of the world	2,666	2,563	4	4	2
United Kingdom	1,364	1,272	7	7	6
Total – continuing activities	5,951	5,613	6	8	6
Fuel	240	231			
Total	6,191	5,844			
Total operating profit (£m)					
Subsidiary undertakings					
North America	97	84	15	25	
Continental Europe & rest of the world	141	139	1	2	
United Kingdom	89	122	(27)	(27)	
	327	345	(5)	(3)	
Associates (UK)	1	1	–	–	
Total – continuing activities	328	346	(5)	(3)	
Discontinued activities – associates (CE & ROW)	–	2			
Total	328	348			
Operating margin (%)					
North America	5.0	4.7			
Continental Europe & rest of the world	5.3	5.4			
United Kingdom	6.2	9.2			
Total – continuing activities	5.4	6.1			

Certain minor reclassifications have been made to the previously reported analysis of operations to align with the Group's current management structures. These include the transfer of the defence business previously reported under the UK to Continental Europe & rest of the world. Fuel turnover comprises £16 million in Continental Europe & rest of the world and £224 million in the UK (2004: £13 million and £218 million respectively). Total operating profit is before goodwill amortisation of £136 million (2004: £138 million). Operating profit from subsidiary undertakings includes £4 million in the UK from fuel (2004: £5 million). Operating margin is based on turnover and total operating profit excluding fuel, associates and goodwill amortisation.

Divisional performance for the six months ended 31 March 2005 is summarised below; the commentary excludes fuel turnover.

North America – 32% Group sales (2004: 32%)
North America reported turnover increased to £1,921 million (2004: £1,778 million) and by 12% on a like for like basis. New business growth has been buoyant across all sectors with only Vending showing a more modest increase at 4% on a like for like basis, reflecting continuing weakness in manufacturing.

Within Contract, Business & Industry has enjoyed good growth of 11% reflecting higher levels of corporate events and increasing participation.

In Healthcare, Morrison and Crothall continued to show strong progress with major new contract mobilisations including Vancouver Island and Fraser Health Authorities. Our position in this important market was further strengthened by the acquisition of HDS Services, the only significant acquisition in the first half, which was completed in January 2005 for £16 million.

In Education, Chartwells continues to deliver strong performance with new contract mobilisations including Newark Public Schools and Case Western Reserve University. Modest positive throughput is being driven by the continued roll out of healthy eating initiatives such as 'Balanced Choices' and 'Breakfast at School'.

Retention and margins continue to be driven by targeted allocation of incremental capital investment.

Total operating profit (excluding associates and goodwill amortisation) on continuing activities increased from £84 million to £97 million, up 15%. Overall, operating margin moved ahead to 5.0% (2004: 4.7%) and strong sales growth has converted through to good growth in operating profit. Increases in food and employee related costs were offset by better pricing, tighter labour controls and good performance in purchasing, including the roll through of purchasing deals completed in the second half of 2004. Second half margin will compare against a particularly strong margin performance in the second half of 2004.

Continental Europe and rest of the world – 45% Group sales (2004: 46%)
Turnover increased to £2,666 million (2004: £2,563 million) with growth of 2% on a like for like basis. Northern Europe continues to be very challenging, with little sign of top line growth. Australia, Asia, Latin America and Spain have enjoyed good trading conditions and delivered strong growth, and this is converting through to operating profit growth. Australia in particular is benefiting from the strength of the remote site business as the extractive industries sector meets the growing demand for crude oil and minerals. In Latin America, we are also seeing good business growth of 17% driven by Chile, Mexico and Brazil.

Within the Contract business which produced overall turnover growth of 2%, Business & Industry managed to maintain last year's levels of activity despite the very challenging markets in Northern Europe where several large clients are restructuring and reducing staff numbers. Japan and Spain showed strong growth rates of 5% and 7% respectively.

Vending grew by 1%, with the core business in Switzerland delivering a 3% increase.

Healthcare produced growth of 5% on a like for like basis, with good growth in Australasia, Latin America and France (a large component of the business) which grew by 4% over last year. Education like for like sales were flat compared with last year; however Italy, Switzerland and Japan performed well.

ESS, which manages a major part of the Group's Defence, Offshore and Remote site business, produced turnover of £273 million (2004: £285 million). The offshore and remote site businesses have continued to grow strongly, again driven by the growing demand for crude oil and minerals. However, as previously reported, revenues from the Middle East defence businesses are declining, to date being replaced in part by lower margin peacekeeping business.

The integration of the recent Mitropa acquisition was substantially completed in the first half and contributed 2% to sales growth.

Total operating profit (excluding associates and goodwill amortisation) on continuing activities has increased by 1% to £141 million despite the difficult trading conditions in Northern Europe and the impact of the reduction in the volume and margin of our Middle East business. Overall, operating margins remained broadly in line with the prior period at 5.3% (2004: 5.4%). In the first half we have spent £5 million on restructuring the Northern Europe business, and we would expect to see the benefit of reduced overhead costs flow through in the second half. In Japan, we continue to see progress in moving the margin forward. Australia has seen good margin progression helped by the strong remote site business. ESS operating profit was £22 million (2004: £33 million) with the reduction principally arising due to the slow down in Middle East military activity, some restructuring costs and opening costs for new UN peacekeeping contracts (the benefit of which should

flow through in the second half). For the full year overall, the impact on margins from purchasing and Japan is likely to be offset by lower Middle East margins.

UK – 23% Group sales (2004: 22%)
Turnover was £1,364 million in the period (2004: £1,272 million) up 6%. In Contract, like for like sales also increased by 6% with solid performances in all sectors except Education, which saw sales decline by 2%. Major contracts mobilised included the Shell Centre and the Earls Court and Olympia exhibition centres.

All Leisure successfully integrated last year's acquisition of the Keith Prowse hospitality business and is now able to deliver a 'one source' hospitality service to a wide range of the UK's most prestigious sporting and cultural events.

Travel Concessions achieved like for like growth of 6% with Rail performing strongly, with the continuing roll out of the M&S Simply Food concept. The Travel Concessions business remains heavily weighted towards the second half.

Total operating profit (excluding associates and goodwill amortisation) on continuing activities was £89 million (2004: £122 million). The reduction primarily arising due to the effects of the matters reported during the second half of 2004 including increased distribution costs, higher pension charges, accounting changes and a more accurate allocation of purchasing income and central costs. The underlying UK first half 2004 margin post these items was 6.9%. In first half 2005, we have incurred £5 million of expenditure relating to the investment in operational and front line management teams as referred to in our 31 March trading update. The margin achieved overall in the period was 6.2%. We are now winning and retaining an increasing amount of business with a lower level of capital spend, but at a lower margin and this trend, together with increasing cost pressures, is likely to impact margins for the full year.

Group operating profit
Total operating profit from continuing activities, including associates but before goodwill amortisation was £328 million (2004: £346 million).

Interest
Net debt at 31 March 2005 was £2,494 million (30 September 2004: £2,373 million). Net interest for the period was £68 million (2004: £65 million).

Profit before taxation
Profit before taxation and goodwill amortisation decreased by 8% from £283 million to £260 million.

Taxation
The overall Group tax charge was £65 million giving an overall tax rate on ordinary activities of 25% of profit before tax and goodwill amortisation, which is below the UK corporate tax rate of 30%. The main reasons for the lower rate are the recognition of reliefs associated with past acquisitions (2%), losses brought forward (2%), the tax deductibility of part of the Group's goodwill (2%), and the benefit of prior year items (2%), offset by higher overseas tax rates (3%).

Under IFRS (see more detailed comments below), the earnings benefit of the tax deduction for goodwill in the US will no longer be available, although there is no cash tax impact. Overall, the Group's tax rate under IFRS is expected to be more volatile than under UK GAAP. This, combined with the 2005 Budget impact on cross border financing structures, means it is now likely that the Group's tax charge for 2006 onwards is expected to move to around 30% (previously mid to high 20s) and that the cash tax rate is expected to move to mid to high 20s (previously mid 20s).

Goodwill amortisation
The goodwill amortisation charge for the period was £136 million (2004: £138 million).

Earnings per share
Basic and diluted earnings per share on a reported basis, after goodwill amortisation, were both 1.9 pence (2004: 2.5 pence and 2.4 pence on a basic and diluted basis respectively). Basic earnings per share before goodwill amortisation for the period was 8.2 pence (2004: 8.8 pence).

Underlying basic earnings per share before goodwill amortisation, adjusting for discontinued activities and currency translation, is down by 3.5% period on period at 8.2 pence per share. Attributable profit and basic earnings per share are reconciled below.

	Attributable profit		Basic earnings per share		
	2005 £m	2004 £m	2005 Pence	2004 Pence	Change
Reported	41	53	1.9	2.5	(24.0)%
Goodwill amortisation	136	138			
Before goodwill amortisation	177	191	8.2	8.8	(6.8)%
Currency translation	–	(8)			
Underlying	177	183	8.2	8.5	(3.5)%

The effect of currency translation is calculated by applying 2005 translation rates to 2004 attributable profit.

Dividends
The recommended interim dividend is 3.3 pence per share (2004: 3.1 pence per share), an increase over the 2004 interim dividend per share of 6.5%. Payment of the interim dividend will be made on 15 August 2005 to shareholders on the register at the close of business on 15 July 2005. The ex-dividend date will be 13 July 2005.

Disposals
The Group has announced the agreed sale of a 75% stake in the North American bakery café chain, Au Bon Pain, for a consideration of $90 million. Under the terms of the transaction the Group will retain a 25% equity stake, Au Bon Pain's airport operations and an exclusive franchise for core Compass business channels such as vending, business and industry and education. Au Bon Pain has 224 outlets and, in the year ended 30 September 2004, revenues relating to the parts of the business being sold were circa £100 million and operating profit was circa £4 million. Au Bon Pain was acquired by the Group in December 2000. Profits on disposal of businesses and fixed assets were £nil million (2004: £5 million). For the full year, profits on disposals are expected to total circa £10 million arising in Continental Europe and rest of world and North America rather than in the UK as previously anticipated.

Acquisitions
The Group's strategic focus continues to be on the organic development of its existing core businesses. During the period, the Group purchased businesses for £30 million with £1 million of the aggregate purchase price being deferred consideration payable in the future and including £3 million of cash acquired. The Group also purchased further shares in companies not wholly owned, for £61 million. The most significant of these was a further 30% of the remaining share capital in Onama, the Group's Italian contract catering business, for £41 million taking the Group's total share holding to 90%.

The Group also paid £14 million of deferred consideration in the period in respect of prior year acquisitions.

The Group does not anticipate any significant further spend on new acquisitions in the remainder of the 2005 financial year. Further deferred consideration payments of circa £20 million are anticipated in respect of prior year acquisitions.

Cash flow
Net cash flow from operations was in line with last year at £373 million. Free cash flow for the first half of 2005 was £81 million (2004: £86 million).

Payments in respect of provisions for liabilities and charges absorbed £14 million (2004: £24 million). £10 million was spent on reducing liabilities in respect of insurance, pensions and other post-employment benefits, £3 million on settling onerous contracts and £1 million in respect of legal and other claims.

Interest payments absorbed a net £78 million (2004: £58 million). Interest paid was higher principally because of the effect of the swap monetisation concluded in the second half of 2004.

The net tax paid in 2005 of £43 million (2004: £35 million) represents 17% of profit before tax and goodwill amortisation and is significantly less than the total tax charge for the period of £65 million. The main reasons for this difference are tax losses brought forward and utilised in the year, capital allowances in excess of depreciation and the timing of tax payments. The Group's cash tax rate is likely to be in the range of 18-20% for full year 2005.

Net capital expenditure absorbed £164 million (2004: £182 million).

The Group is in the process of finalising discussions with the trustees of the UK pension schemes. Our current estimates indicate an increase in the Group's cash contributions to these schemes from 2006 onwards in the range £10 million to £15 million per annum.

International Financial Reporting Standards

We are well advanced with preparation for the adoption of International Financial Reporting Standards (IFRS) and, as previously announced, the Group will adopt IFRS for the first time in respect of its 2006 financial reporting. The work we have completed indicates that the expected UK GAAP to IFRS adjustments having the most significant impact on the Group's projected 2005 earnings are:

- ceasing to amortise goodwill;
- accounting for the costs of share based payments; and
- the loss of the income statement benefit of tax deductions on overseas goodwill.

The combined impact of these adjustments would be an estimated increase of £200 million to £220 million in the Group's profit for the financial year under IFRS. Before goodwill amortisation the Group's profit for the financial year under IFRS is estimated to be in the range £55 million to £65 million lower than under UK GAAP. This would equate to an increase in earnings per ordinary share of 120-140% on a post goodwill amortisation basis or a reduction in earnings per ordinary share of 13-15% on a pre goodwill amortisation basis.

The above estimate of the impact of adopting IFRS on 2005 earnings does not take into account a number of smaller differences which in aggregate are not currently anticipated to result in material adjustments between reported earnings under UK GAAP and IFRS. They also do not reflect the possible effect on earnings of the IAS 39 requirements relating to financial instruments which cannot be quantified until the year end value of these financial instruments is known. IAS 39 hedging rules mean that hedge accounting treatment will not apply to all the Group's net investment and interest rate hedges and consequently will result in some income statement volatility caused by changes to market interest and foreign exchange rates.

The expected UK GAAP to IFRS adjustments having the most significant impact on the Group's opening IFRS balance sheet at 30 September 2004, are:

- the recognition of additional pension liabilities amounting to approximately £220 million-£240 million arising from the requirements of IAS 19 Employee Benefits;
- existing goodwill in the Group balance sheet being 'frozen' at the 30 September 2004 level of circa £4.2 billion and no longer subject to amortisation. The balance will however be subject to annual impairment testing and movements in exchange rates;
- IAS10 Events after the Balance Sheet Date does not permit recognition of a proposed dividend as a liability; consequently, at 30 September 2004, the liability for the final dividend of £134 million will be added back to reserves; and
- IAS 32 and IAS 39 require the Group to recognise as a liability the discounted acquisition cost associated with the potential exercise of put options held by minority shareholders. This will reduce net assets at 30 September 2004 by an estimated £200 million.

The first financial information to be reported by the Group in accordance with IFRS will be for the six months ending 31 March 2006 but the requirement to present comparative information means that a balance sheet as at 30 September 2004 and primary statements for the six months to 31 March 2005 and the year to 30 September 2005, prepared in accordance with IFRS, will also be required. The Group will continue to report its consolidated financial statements in accordance with UK GAAP for the year to 30 September 2005.

The above estimate of the adjustments required has been based on the Group's current knowledge and understanding of the requirements of IFRS, although IFRS standards, interpretation and practice continue to evolve.

Outlook

We are encouraged by the first half cash position and remain on track to deliver full year free cash flow in the range of £350 million to £370 million at 2004 reported exchange rates.

We would expect turnover and margin to continue the trends seen in the first half, helped in particular by continued good performance in North America and a slight pick up in Continental Europe and rest of world.



Sir Francis H Mackay
Chairman



Michael J Bailey
Chief Executive

Independent Review Report to Compass Group PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 31 March 2005 which comprises the consolidated profit and loss account, the consolidated balance sheet, the consolidated statement of total recognised gains and losses, the consolidated cash flow statement, the notes to the consolidated cash flow statement and related notes 1 to 10. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review Work Performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2005.

Deloitte & Touche LLP
Chartered Accountants
London
18 May 2005

Consolidated Profit and Loss Account

For the six months ended 31 March 2005

In £ million	Notes	Before goodwill amortisation	Goodwill amortisation	2005 Reviewed	2004 Reviewed	Year ended 30 Sep 2004 Audited
Turnover						
Continuing activities		**6,185**	**–**	**6,185**	5,844	11,772
Acquisitions		**6**	**–**	**6**	–	–
Total turnover	2	**6,191**	**–**	**6,191**	5,844	11,772
Operating costs		**(5,864)**	**(136)**	**(6,000)**	(5,637)	(11,276)
Operating profit						
Continuing activities		**327**	**(136)**	**191**	207	496
Acquisitions		**–**	**–**	**–**	–	–
	2	**327**	**(136)**	**191**	207	496
Share of operating profits of associated undertakings						
Continuing activities		**1**	**–**	**1**	1	2
Discontinued activities		**–**	**–**	**–**	2	2
Total operating profit: Group and share of associated undertakings	2	**328**	**(136)**	**192**	210	500
Interest receivable and similar income		**1**	**–**	**1**	4	5
Interest payable and similar charges		**(69)**	–	**(69)**	(69)	(135)
Net interest		**(68)**	–	**(68)**	(65)	(130)
Profit on ordinary activities before taxation		**260**	**(136)**	**124**	145	370
Tax on profit on ordinary activities	3	**(65)**	**–**	**(65)**	(73)	(152)
Profit on ordinary activities after taxation		**195**	**(136)**	**59**	72	218
Equity minority interests		**(18)**	**–**	**(18)**	(19)	(38)
Profit for the financial period		**177**	**(136)**	**41**	53	180
Equity dividends	4	**(71)**	–	**(71)**	(66)	(200)
Amount transferred to/(from) reserves	7	**106**	**(136)**	**(30)**	(13)	(20)
Basic earnings per ordinary share	5			**1.9p**	2.5p	8.3p
Basic earnings per ordinary share – excluding goodwill amortisation	5	**8.2p**			8.8p	21.1p
Diluted earnings per ordinary share	5			**1.9p**	2.4p	8.3p
Diluted earnings per ordinary share – excluding goodwill amortisation	5	**8.2p**			8.8p	21.0p

The half year results are unaudited but have been reviewed by the auditors.

The results for the year ended 30 September 2004 do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985 and have been extracted from the Group's published accounts for that year, which have been filed with the Registrar of Companies. The audit report on these accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

Consolidated Balance Sheet
As at 31 March 2005

In £ million	Notes	31 Mar 2005 Reviewed	31 Mar 2004 Reviewed	30 Sep 2004 Audited
Fixed assets				
Intangible assets		**4,148**	4,217	4,223
Tangible assets		**1,822**	1,735	1,805
Investments		**35**	75	30
		6,005	6,027	6,058
Current assets				
Stocks		**282**	251	279
Debtors: amounts falling due within one year		**1,734**	1,549	1,568
amounts falling due after more than one year		**283**	271	287
Cash at bank and in hand		**272**	284	266
		2,571	2,355	2,400
Creditors: amounts falling due within one year		**(2,944)**	(2,900)	(2,872)
Net current liabilities		**(373)**	(545)	(472)
Total assets less current liabilities		**5,632**	5,482	5,586
Creditors: amounts falling due after more than one year		**(2,728)**	(2,500)	(2,665)
Provisions for liabilities and charges	6	**(388)**	(399)	(385)
Equity minority interests		**(69)**	(58)	(54)
Net assets		**2,447**	2,525	2,482
Capital and reserves				
Called up share capital		**216**	215	216
Share premium account	7	**93**	92	93
Capital redemption reserve	7	**9**	9	9
Merger reserve	7	**4,170**	4,170	4,170
Profit and loss account	7	**(2,040)**	(1,960)	(2,005)
Less: own shares		**(1)**	(1)	(1)
Total equity shareholders' funds	8	**2,447**	2,525	2,482

Consolidated Statement of Total Recognised Gains and Losses
For the six months ended 31 March 2005

In £ million	2005 Reviewed	2004 Reviewed	Year ended 30 Sep 2004 Audited
Profit for the financial period	**41**	53	180
Currency translation differences on foreign currency net investments	**(5)**	21	(17)
Total gains and losses recognised in the period	**36**	74	163

Consolidated Cash Flow Statement

For the six months ended 31 March 2005

In £ million	Notes	2005 Reviewed	2004 Reviewed	Year ended 30 Sep 2004 Audited
Net cash inflow from operating activities	1	**373**	373	735
Dividends from associated undertakings		**2**	2	4
Returns on investments and servicing of finance				
Interest received		**1**	3	5
Interest paid		**(78)**	(60)	(134)
Proceeds from termination of interest rate swaps		**–**	–	104
Interest element of finance lease rental payments		**(1)**	(1)	(2)
Dividends paid to minority interests		**(9)**	(14)	(30)
Net cash outflow from returns on investments and servicing of finance		**(87)**	(72)	(57)
Taxation				
Tax received		**13**	1	5
Tax paid		**(56)**	(36)	(112)
Net tax paid		**(43)**	(35)	(107)
Capital expenditure and financial investment				
Purchase of tangible fixed assets		**(175)**	(196)	(365)
Sale of tangible fixed assets		**11**	14	36
Total capital expenditure and financial investment		**(164)**	(182)	(329)
Free cash flow		**81**	86	246
Acquisitions and disposals				
Purchase of subsidiary companies and investments in associated undertakings		**(101)**	(50)	(167)
Net proceeds from businesses held for resale		**–**	–	19
Sale of minority interest		**–**	–	3
Sale of subsidiary companies and associated undertakings		**–**	6	64
Total acquisitions and disposals		**(101)**	(44)	(81)
Equity dividends paid		**(134)**	(183)	(249)
Net cash outflow from investing activities		**(235)**	(227)	(330)
Net cash outflow before financing		**(154)**	(141)	(84)
Financing				
Issue of ordinary share capital		**–**	8	10
Repurchase of share capital		**–**	(91)	(91)
Purchase of own shares, net		**–**	(1)	(1)
Debt due within one year:				
Decrease in bank loans and loan notes		**(42)**	(47)	(26)
Debt due after one year:				
Increase in bank loans and loan notes		**122**	291	270
Capital element of finance lease rentals		**(9)**	(14)	(21)
Net cash inflow from financing		**71**	146	141
(Decrease)/increase in cash in the period		**(83)**	5	57

Notes to the Consolidated Cash Flow Statement

For the six months ended 31 March 2005

In £ million	2005 Reviewed	2004 Reviewed	Year ended 30 Sep 2004 Audited
I Reconciliation of operating profit to net cash inflow from operating activities:			
Operating profit before goodwill amortisation	**328**	348	775
Depreciation	**136**	130	258
EBITDA	**464**	478	1,033
Profit on disposal of fixed assets and businesses	**–**	(5)	(18)
Share of profits of associated undertakings	**(1)**	(3)	(4)
Expenditure in respect of provisions for liabilities and charges	**(14)**	(24)	(73)
Increase in stocks	**(8)**	(37)	(57)
Increase in debtors	**(183)**	(105)	(110)
Increase/(decrease) in creditors	**115**	69	(36)
Net cash inflow from operating activities	**373**	373	735
II Reconciliation of net cash flow to movement in net debt:			
(Decrease)/increase in cash in the period	**(83)**	5	57
Cash flow from change in debt and lease finance	**(71)**	(230)	(223)
Change in net debt resulting from cash flows	**(154)**	(225)	(166)
Loans acquired with subsidiaries and changes in finance leases	**(8)**	(7)	(19)
Effect of foreign exchange rate changes	**41**	176	120
Movement in net debt in the period	**(121)**	(56)	(65)
Opening net debt	**(2,373)**	(2,308)	(2,308)
Closing net debt	**(2,494)**	(2,364)	(2,373)

In £ million	1 Oct 2004	Cash flow	Exchange movements	Other non-cash changes	31 Mar 2005
III Analysis of net debt:					
Cash at bank and in hand	266	9	(3)	–	272
Overdrafts	(14)	(92)	2	–	(104)
	252	(83)	(1)	–	168
Debt due within one year	(85)	42	–	–	(43)
Debt due after one year	(2,486)	(122)	41	–	(2,567)
Finance leases	(54)	9	1	(8)	(52)
	(2,625)	(71)	42	(8)	(2,662)
Total	(2,373)	(154)	41	(8)	(2,494)

Notes to the Financial Statements

For the six months ended 31 March 2005

1 Basis of preparation

The results of Compass Group PLC for the six months ended 31 March 2005 have been prepared on the basis of the accounting policies disclosed in the 2004 Annual Report. Certain minor reclassifications have been made to the previously reported geographical analysis of operations (note 2) to align with the Group's current management structures. These include the transfer of the defence business included in the United Kingdom segment in the six months to 31 March 2004 to Continental Europe and the rest of the world.

2 Turnover and operating profit

in £ million	Continuing activities	Acquisitions	2005 Reviewed	2004 Reviewed	Year ended 30 Sep 2004 Audited
Turnover					
Foodservice					
Geographical analysis:					
– North America	**1,915**	**6**	**1,921**	1,778	3,531
– Continental Europe and the rest of the world	**2,682**	**–**	**2,682**	2,576	5,149
– United Kingdom	**1,588**	**–**	**1,588**	1,490	3,092
	6,185	**6**	**6,191**	5,844	11,772
Operating profit (before goodwill amortisation)					
Foodservice					
– The Company and its subsidiary companies	**327**	**–**	**327**	345	771
– Associated undertakings – Continuing	**1**	**–**	**1**	1	2
– Discontinued	**–**	**–**	**–**	2	2
	328	**–**	**328**	348	775
Geographical analysis:					
– North America					
The Company and its subsidiary companies	**97**	**–**	**97**	84	190
– Continental Europe and the rest of the world					
The Company and its subsidiary companies	**141**	**–**	**141**	139	287
Associated undertakings – Continuing	**–**	**–**	**–**	–	1
– Discontinued	**–**	**–**	**–**	2	2
– United Kingdom					
The Company and its subsidiary companies	**89**	**–**	**89**	122	294
Associated undertakings	**1**	**–**	**1**	1	1
	328	**–**	**328**	348	775
Amortisation of goodwill – continuing operations					
– North America	**(23)**	**–**	**(23)**	(23)	(48)
– Continental Europe and the rest of the world	**(35)**	**–**	**(35)**	(38)	(71)
– United Kingdom	**(78)**	**–**	**(78)**	(77)	(156)
	(136)	**–**	**(136)**	(138)	(275)
Total operating profit	**192**	**–**	**192**	210	500

Total operating profit after goodwill amortisation for the half year ended 31 March 2005 relates to foodservice analysed as North America £74 million, Continental Europe and the rest of the world £106 million and United Kingdom £12 million (2004 half year: £61 million, £103 million and £46 million respectively and full year ended 30 September 2004: £142 million, £219 million and £139 million respectively).

3 Tax on profit on ordinary activities	2005 Reviewed	2004 Reviewed	Year ended 30 Sep 2004 Audited
In £ million			
UK corporation tax	**22**	15	49
Overseas tax payable	**50**	53	105
UK tax on share of profits of associated undertakings	**1**	–	1
Overseas tax on share of profits of associated undertakings	**–**	1	2
	73	69	157
UK deferred tax	**2**	15	18
Impact of discounting UK deferred tax	**–**	(1)	(1)
Overseas deferred tax	**9**	–	17
Impact of discounting overseas deferred tax	**(5)**	(4)	(12)
	79	79	179
Adjustments in respect of prior years:			
UK corporation tax	**(3)**	(2)	10
Overseas tax payable	**(12)**	(3)	(32)
UK deferred tax	**–**	(1)	(2)
Overseas deferred tax	**1**	–	(3)
	(14)	(6)	(27)
Tax on profit on ordinary activities	**65**	73	152

United Kingdom corporation tax has been charged at 30% (2004: 30%).

Notes to the Financial Statements
continued

4 Dividends	Pence per share	2005 Reviewed £m	Pence per share	2004 Reviewed £m	Pence per share	Year ended 30 Sep 2004 Audited £m
Dividends on ordinary shares of 10p each						
Interim	**3.3p**	**71**	3.1p	66	3.1p	66
Final	**–**	**–**	–	–	6.2p	134
	3.3p	**71**	3.1p	66	9.3p	200

5 Earnings per share	2005 Before goodwill amortisation Reviewed	2005 After goodwill amortisation Reviewed	2004 Before goodwill amortisation Reviewed	2004 After goodwill amortisation Reviewed	Year ended 30 Sep 2004 Before goodwill amortisation Audited	Year ended 30 Sep 2004 After goodwill amortisation Audited
In £ million						
Attributable profit for basic and diluted earnings per share	**177**	**41**	191	53	455	180
Millions of ordinary shares of 10p each						
Average number of shares for basic earnings per share	**2,155**	**2,155**	2,162	2,162	2,158	2,158
Dilutive share options	**1**	**1**	10	10	7	7
Average number of shares for diluted earnings per share	**2,156**	**2,156**	2,172	2,172	2,165	2,165
Basic earnings per share (pence)	**8.2p**	**1.9p**	8.8p	2.5p	21.1p	8.3p
Diluted earnings per share (pence)	**8.2p**	**1.9p**	8.8p	2.4p	21.0p	8.3p

Earnings per share before goodwill amortisation shows the impact of goodwill amortisation on underlying earnings.

6 Provisions for liabilities and charges	Pensions and other post-employment benefits	Insurance	Onerous contracts	Legal and other claims	Environmental	Total
In £ million						
At 1 October 2004	**253**	**38**	**31**	**52**	**11**	**385**
Expenditure in the period	**(8)**	**(2)**	**(3)**	**(1)**	**–**	**(14)**
Charged to profit and loss account	**9**	**7**	**–**	**–**	**–**	**16**
Credited to profit and loss account	**–**	**–**	**–**	**–**	**–**	**–**
Reclassified	**4**	**–**	**–**	**–**	**–**	**4**
Currency adjustment	**(1)**	**–**	**–**	**(2)**	**–**	**(3)**
At 31 March 2005	**257**	**43**	**28**	**49**	**11**	**388**

Pensions and other post-employment benefits and insurance relate to the costs of self-funded pension schemes or statutory retirement benefits and self-funded insurance schemes respectively and are essentially long term in nature. Onerous contracts represent the liabilities in respect of short and long term leases on non-utilised properties and other contracts lasting under five years. Legal and other claims relate principally to provisions for the cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain. Environmental provisions are in respect of liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment.

Notes to the Financial Statements
continued

7 Reserves

In £ million	Share premium account	Capital redemption reserve	Merger reserve	Consolidated profit and loss account: Before goodwill written off	Goodwill written off	Total
At 1 October 2004	93	9	4,170	127	(2,132)	(2,005)
Foreign exchange reserve movements	–	–	–	(5)	–	(5)
Retained loss for the period	–	–	–	(30)	–	(30)
At 31 March 2005	93	9	4,170	92	(2,132)	(2,040)

8 Reconciliation of movements in consolidated shareholders' funds

In £ million	2005 Reviewed	2004 Reviewed	Year ended 30 Sep 2004 Audited
Profit for the financial period	41	53	180
Dividends	(71)	(66)	(200)
	(30)	(13)	(20)
Currency translation differences on foreign currency net investments	(5)	21	(17)
Issue of shares	–	8	10
Repurchase of shares	–	(69)	(69)
Purchase of own shares	–	(1)	(1)
Net reduction in shareholders' funds	(35)	(54)	(97)
Opening shareholders' funds	2,482	2,579	2,579
Closing shareholders' funds	2,447	2,525	2,482

9 Post balance sheet events

The Group has announced the agreed sale of a 75% stake in the North American bakery café chain, Au Bon Pain, for a consideration of $90 million. Under the terms of the transaction the Group will retain a 25% equity stake, Au Bon Pain's airport operations and an exclusive franchise for core Compass business channels such as vending, business and industry and education. Au Bon Pain has 224 outlets and, in the year ended 30 September 2004, revenues relating to the parts of the business being sold were circa £100 million and operating profit was circa £4 million.

Notes to the Financial Statements
continued

10 Exchange rates	Translation rate for the six months ended 31 Mar 2005	Closing rate as at 31 Mar 2005
Exchange rates for major currencies used during the period were:		
Australian Dollar	**2.45**	**2.44**
Canadian Dollar	**2.30**	**2.29**
Danish Krone	**10.73**	**10.83**
Euro	**1.44**	**1.45**
Japanese Yen	**197.90**	**202.11**
Norwegian Krone	**11.87**	**11.93**
Swedish Krona	**13.07**	**13.31**
Swiss Franc	**2.22**	**2.25**
US Dollar	**1.88**	**1.89**

Shareholder Information

Registrars and transfer office
All matters relating to the administration of shareholdings should be directed to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, telephone within the UK: 0870 162 3100 and from overseas: +44 20 8639 2157, email: ssd@capitaregistrars.com

Shareholders that receive duplicate mailings because they have multiple holdings can write to the Registrars requesting that the holdings be amalgamated. By logging on to www.capitaregistrars.com and selecting Are You a Shareholder? or Visit Shareholder Site, shareholders can access a range of online services including registering to receive future corporate documents by email. Access to some areas is by investor code only and shareholders are advised to refer to their share certificates for details.

Share price information
The current price of Compass Group shares is available on Ceefax, Teletext, FTCityline (operated by the Financial Times), telephone 0906 843 3250 and Compass Group's corporate website.

Share dealing services
Compass Group has arranged share dealing services with the following providers:

Hoare Govett Limited – provides an execution only, 'Low Cost Postal Sharedealing Service' which enables UK resident investors to buy or sell small certificated holdings of Compass Group shares in a simple and economic manner. Transactions are executed and settled by Pershing Securities Limited and further details can be obtained from Hoare Govett Limited, 250 Bishopsgate, London EC2M 4AA, or by Service Helpline telephone 020 7661 6617.

Capita Registrars – provides a telephone and online share dealing service for UK resident shareholders in Compass Group. To deal, shareholders must provide details of surname, postcode, date of birth and investor code (set out in share certificates). To use the service telephone 0870 458 4577 or visit www.capitadeal.com

ShareGift
ShareGift is a charity share donation scheme for shareholders administered by the Orr Mackintosh Foundation. It is particularly suitable for those shareholders that may wish to dispose of a small quantity of shares where the market value makes it uneconomic to sell on a commission basis. Further information can be obtained from ShareGift telephone 020 7337 0501 or from its website at www.sharegift.org

Individual Savings Accounts (ISAs)
Compass Group has introduced corporate sponsored Maxi and Mini ISAs. The ISAs offer UK resident shareholders a simple low-cost and tax efficient way to invest in the Company's shares. Full details together with a form of application are available from HSBC Trust Company (UK) Limited, Corporate Personal Equity Plans and Individual Savings Accounts, 1st Floor, Courtwood House, Silver Street Head, Sheffield S1 2BH, telephone 0845 745 6123 or fax 0114 252 8116.

American Depositary Receipts (ADRs)
Compass Group has an ADR programme. Each ADR is equivalent to one Compass Group ordinary share and trades under the symbol CMPGY. Further information can be obtained from The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258, telephone: within the US toll free 1-888 BNY-ADRS and from overseas: +1 610 312 5315, email: shareowner-svcs@bankofny.com and from websites: www.adrbny.com and www.stockbny.com

Unsolicited mail
Compass Group is legally obliged to make its register of members available to the public. As a consequence of this some shareholders might have received unsolicited mail. Shareholders wishing to limit the amount of such mail should write to the Mailing Preference Service ('MPS'), FREEPOST 22, London W1E 7EZ. MPS will then notify the bodies that support its service that you do not wish to receive unsolicited mail.

Annual General Meeting voting results
Shareholders voted in favour of all resolutions proposed at the AGM held on 14 February 2005. Details of proxy votes received were disclosed to shareholders attending the meeting and are available on the Company's website and upon request from the Company Secretary.

Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
United Kingdom
Tel +44 (0)1932 573 000
Fax +44 (0)1932 569 956

www.compass-group.com








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Upper Crust
Upper Crust



